Form 20-F
period 1997-12-31
GENESIS DEVELOPMENT & CONSTRUCTION LTD
filed 1998-06-30
CIK 1028572

SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               --------------
Conformed Copy
--------------

                                 FORM 20-F

       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                           EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997
                        Commission File No. 0-29078
                                 ---------

                           GENESIS DEVELOPMENT AND
                              CONSTRUCTION LTD.
            (Exact name of Registrant as specified in its charter)
                                  ISRAEL
                (Jurisdiction of incorporation or organization)

                              10 Hasikma Street
                               P.O. Box 70068
                             Haifa 31700, Israel
                             Tel: 972-4-824-4868
                             Fax: 972-4-824-5885
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the
Act: None

Securities registered or to be registered pursuant to Section 12(g) of the
Act:

                     Units, each Unit consisting of one
                 Class A Ordinary Share, NIS 0.1 par value,
                     one Redeemable Class A Warrant and
                       one Redeemable Class B Warrant
                              (Title of Class)

                  Class A Ordinary Shares, NIS 0.1 par value
                              (Title of Class)

                         Redeemable Class A Warrants
                              (Title of Class)

                         Redeemable Class B Warrants
                              (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding Class A Ordinary Shares as of December 31, 1997:
2,300,000

Number of outstanding Class B Ordinary Shares as of December 31, 1997:
3,000,000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                              Yes  X     No
                                  ---       ---

Indicate by check mark which financial statement item the Registrant has elected to follow:

                           Item 17  X     Item 18
                                   ---            ---

                              TABLE OF CONTENTS
                              -----------------

                                   Part I
                                   ------

                                                                      Page
                                                                      ----

Item 1.   Description of Business                                       1
Item 2.   Description of Property                                      20
Item 3.   Legal Proceedings                                            21
Item 4.   Control of Registrant                                        21
Item 5.   Nature of Trading Market                                     23
Item 6.   Exchange Controls and Other Limitations
          Affecting Security Holders                                   24
Item 7.   Taxation                                                     25
Item 8.   Selected Financial Data                                      27
Item 9.   Management's Discussion and Analysis of
          Financial Condition and Results of Operations                28
Item 9A.  Quantitative and Qualitative Disclosures About
          Market Risk                                                  37
Item 10.  Directors and Officers of Registrant                         37
Item 11.  Compensation of Directors and Officers                       40
Item 12.  Options to Purchase Securities from Registrant
          or Subsidiaries                                              41
Item 13.  Interest of Management in Certain Transactions               42


                                   Part II
                                   -------

Item 14.  Description of Securities to be Registered                   43


                                  Part III
                                  --------

Item 15.  Defaults Upon Senior Securities                              43
Item 16.  Changes in Securities, Changes in Security for
          Registered Securities and Use of Proceeds                    43


                                  Part IV
                                  -------

Item 17.  Financial Statements                                         44
Item 18.  Financial Statements                                         44
Item 19.  Financial Statements and Exhibits                            44


                                  Signatures                           45
                                  ----------

                           FORWARD-LOOKING STATEMENTS

     THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT, CONCERNING, AMONG OTHER THINGS, THE ABILITY OF THE COMPANY TO COMPETE IN THE ISRAELI REAL ESTATE INDUSTRY AND THE STRENGTH OF SUCH INDUSTRY, INVOLVE RISKS AND UNCERTAINTIES, AND ARE SUBJECT TO CHANGES IN THE ISRAELI ECONOMY, CONTINUING IMMIGRATION, THE AVAILABILITY OF LAND, AND THE CONTINUED AVAILABILITY OF RAW MATERIALS AND LABOR. FURTHERMORE, THE COMPANY OPERATES IN AN INDUSTRY SECTOR WHERE SECURITIES VALUES MAY BE VOLATILE AND MAY BE INFLUENCED BY ECONOMIC AND OTHER FACTORS BEYOND THE COMPANY'S CONTROL. FURTHER INFORMATION REGARDING THESE AND OTHER RISKS IS DESCRIBED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

     THE TRANSLATIONS OF CERTAIN NEW ISRAELI SHEKEL ("NIS") AMOUNTS INTO DOLLARS APPEARING IN THIS REPORT HAVE BEEN MADE FOR THE CONVENIENCE OF THE READER AT THE EXCHANGE RATE PREVAILING AT DECEMBER 31, 1997 (NIS 3.536 = $1.00), AS PUBLISHED BY THE BANK OF ISRAEL. SUCH DOLLAR AMOUNTS HAVE BEEN INCLUDED SOLELY FOR THE CONVENIENCE OF THE READER AND SHOULD NOT BE CONSTRUED AS A REPRESENTATION THAT THE NIS AMOUNTS ACTUALLY REPRESENT SUCH DOLLAR AMOUNTS OR COULD BE CONVERTED INTO DOLLARS AT THAT RATE.


                                   Part I
                                   ------

ITEM 1.     DESCRIPTION OF BUSINESS
-------     -----------------------

General Overview:
-----------------

     Genesis Development and Construction Ltd. (the "Company") is engaged in the business of real estate development and construction management for residential and public properties primarily in Israel and to a limited extent, through its foreign subsidiaries, in Russia, Germany and the United States. The Company acts as a general contractor, subcontracting all of its construction activities to independent subcontractors, and manages these projects with on-site project managers and field engineers. In addition, the Company engages in the sale of real estate development rights and provides consulting, management and financial management services in connection with real estate activities conducted by other developers and contractors. Since the beginning of 1998, the Company has also engaged in the acquisition and development of income-producing residential properties for long term lease by the Company to agencies of the Israeli government.

     Over 90% of the land in Israel is owned by the Government of the State of Israel (the "Israeli Government"). As a result, the rate of new development and construction is essentially determined by the Israeli Government. The Israeli Government currently awards building projects primarily through a competitive bidding process in which bidders must demonstrate, among other things, the quality of their work and their ability to complete projects in accordance with specifications and timing requirements. A substantial portion the Company's projects in Israel have been awarded through, and the Company intends to continue to participate in, this competitive bidding process. The Israeli Government also awards projects to developers through a raffle process, where it predetermines the purchase price for rights in undeveloped land and awards rights to developers pursuant to a raffle. See "--Residential Development and Construction Awards."

     The real estate industry in Israel has undergone rapid and significant expansion in recent years. According to the Israeli Central Bureau of Statistics (the "ICBS"), for the years 1990 through 1997, Israel experienced an average population growth rate of approximately 3.3% per year, primarily as a result of immigration from the countries formerly constituting the Soviet Union. Although the rate of immigration decreased during 1997 and the beginning of 1998, as reported by the ICBS, immigration has and continues to provide the Israeli economy with a highly educated and cost competitive labor force which has stimulated the country's economic growth. See "--Conditions in Israel--Economic Conditions" below. This growth, together with an increasing population, has led to an increase in demand for residential properties and the need for additional public buildings.

     Since 1996, the Israeli real estate market has experienced a slowdown, resulting in a reduction in demand and prices and a decrease of construction starts, especially in luxury and high-priced homes. The demand for moderately priced housing, which is the Company's main area of activity, remains steady and the Company believes it will not change materially in the near future.
Due to the increased population, there is also presently a demand for public buildings such as, among others, education and community centers. Accordingly, the Company is also presently focusing its construction efforts in the area of public buildings. The Company intends to exploit this demand for new buildings in Israel and to focus its efforts on the development and construction of residential properties and public buildings in Israel and overseas. See "-- Conditions in Israel--Economic Conditions" below.

     Israel's limited supply of land requires the Israeli Government to make efficient use of the resources available in order to plan for its continuously growing population. As the percentage of agriculture in Israel's gross domestic product, exports and employment has fallen in recent years, the Israeli Government is under pressure to re-zone agricultural land for urban development. See "--Conditions in Israel--Political Conditions" below.

     The policy of the Israeli Government has been to promote home ownership, both by making new land available to developers through a competitive bidding process and by offering various entitlement programs to purchasers of residential properties. In addition, Israel's commercial mortgage banks have become more competitive and sophisticated in recent years, offering flexible residential mortgages to their customers as well as providing construction loans and other financial arrangements to developers. However, the Israeli banks are subject to certain limits imposed by directives issued by the Israeli Examiner of Banks. See "Management's Discussion and Analysis of Financial Conditions and Results of Operation--Liquidity and Capital Resources."

     The Company was incorporated in Israel in November 1992 and commenced operations in July 1995. In November 1996, the Company changed its name from Schnapp Equity Limited to Genesis Development and Construction Ltd. The Company's principal executive offices are located at 10 Hasikma Street, Haifa 31700, Israel, and its telephone number is 972-4-824-4868. The Company conducts its construction activities through its subsidiaries. All references in this report to the "Company" shall include such subsidiaries unless the context otherwise requires.

Business Strategy:
------------------

     The Company has implemented a business strategy of focusing its efforts on developing and managing the construction of moderately priced residential properties, such as affordable, multi-family units, primarily targeted to newly married couples and immigrants seeking to own their first home, and public buildings, such as education and community centers. The Israeli real estate industry is subject to changes resulting from, among other things, economic and political conditions. Accordingly, the Company intends to adjust its business strategies in the best interests of the Company to address such changes and opportunities. The Company's business strategy includes the following key elements:

     * CONSERVATIVE BIDDING POLICIES. The Company intends to minimize the risks associated with working primarily pursuant to contracts awarded through a competitive bidding process by conducting feasibility and market analyses covering all pertinent aspects of its proposed commitment under a project prior to submitting a bid. These studies include such technical aspects as title and zoning characteristics, marketing studies that review population and employment trends, schools, transportation access, buyer profiles, sales forecasts, projected profitability, cash requirements and other factors. Prior to acquiring rights in land, market studies are completed to determine the needs of the targeted customers and to determine whether the price of the underlying land rights enables the Company to meet those needs at an affordable price. The Company generally purchases rights in land only when it can project the commencement of construction and sales within a reasonable time period. The Company utilizes its engineers and project managers as well as outside architects and consultants, under close supervision, to help prepare its bid proposals.

     * JOINT VENTURES AND OTHER OPPORTUNITIES. The Company utilizes joint venture partnerships and other collaborative arrangements with third parties as a means to both expand its market opportunities and reduce the risks associated with its real estate activities. Such arrangements include sales by the Company of all or part of the rights to land which is being developed by the Company. The Company intends to identify and cultivate a wide source of potential joint venture or other partners.

     * FIXING COSTS. As a matter of policy, the Company will not begin construction of a project until a significant portion of the construction costs have been established through fixed subcontractor fees and, where feasible, the Company has obtained a substantial percentage of commitments to purchase the units to satisfy itself that substantially all of the units in each phase of construction will be sold. This minimizes the Company's risks by enabling the Company to quantify with reasonable certainty its ultimate income flow from the project before committing any of its capital and resources.

     *     EXPANDING INTO INTERNATIONAL MARKETS.   The Company is currently
           involved in three development projects outside of Israel. Although the Company will continue to concentrate its business activity in Israel, the Company believes that looking beyond the Israeli market to international markets may increase its opportunities for growth. The Company is examining emerging international markets with high growth potential in which it can implement its expertise. The rate and timing of such expansion and the locations of such activities will depend on the Company's evaluation of existing market conditions, estimated profitability and other factors.


Residential Development and Construction Awards:
------------------------------------------------

     The Company's residential development and construction projects in Israel have been and are likely to continue to be obtained primarily through the competitive bidding and raffle processes described below which are conducted by the various authorities of the Israeli Government. With respect to the small percentage of land (approximately 10%) not owned by the Israeli Government and other land subject to long-term leases from the Israeli Government, the Company may seek opportunities to purchase rights in such land for development and resale directly from private owners.

     COMPETITIVE BIDS FOR SELECTED HOMEBUYERS

          In this competitive bidding process, the Israeli Government establishes criteria for eligible homebuyers. Developers compete for these projects either by submitting an average unit price at which they will agree to sell the units to the homebuyers or by submitting a price for the purchase of the rights to the land. Under the supervision of the Israeli Government, the winning developer will conduct marketing activities to sell the units to eligible homebuyers and will be required to enter into contracts with each of the homebuyers to build a unit within the general guidelines previously provided by the Israeli Government to the developer. The developer retains all of the proceeds from the sale of the units in the project, and the homebuyers own the rights to the units and the developed land. The costs of any design or other changes requested beyond the predetermined specifications will be borne by the homebuyer based upon independent negotiations with the developer.

     COMPETITIVE BIDS FOR LAND

          In this competitive bidding process, the developers submit bids to acquire rights in a specific undeveloped parcel of land. The winning developer is generally required to pay the Israeli Government the purchase price for the rights in the land within a specified time period after winning the bid. With the exception of certain basic guidelines, the developer will not be restricted as to the terms of its agreements with the homebuyers but will be obligated to complete development and construction by a specific date. The developer undertakes its own marketing efforts to sell the units, and will determine the number of units, the unit prices and the unit specifications, all within applicable zoning regulations and the terms of the bid. The character of the development of the land and the units will be determined by applicable zoning regulations.

     RAFFLE AWARDS

          Another method for awarding residential real estate projects is where the Israeli Government predetermines the purchase price for rights in an developed parcel of land and awards it to developers pursuant to a raffle. In this situation, there is no competitive bidding among potential developers for the rights to develop the land. A winning bidder will be subject to certain general guidelines as to the terms of its arrangements with the homebuyers, and is restricted only in the character of the development of the land and units in accordance with applicable zoning regulations.


Public Building Development and Construction Awards:
----------------------------------------------------

     Most of the Company's public building projects have been and are likely to continue to be obtained through framed bidding conducted by the various authorities of the Israeli Government. The Israeli Government and its authorities and municipalities, in response to public demand for particular types of buildings, such as art and science centers, schools or gymnasiums, request bids from developers for the development and construction of such buildings. The project may be for the development and construction of a specific public building within a specific region of Israel, or even throughout the entire country. The design and other specifications are either set by the requisitioning governmental authority before the commencement of the bidding process or by the winning developer in accordance with general guidelines supplied by the requisitioning governmental authority. Accordingly, developers are able to determine a fixed price to submit for the completion of the project. Upon being awarded a bid, the developer will be required to enter into a contract for the construction of the public buildings with the governmental authority which requisitioned the project pursuant to the terms of the award. The winning developer will be paid in advance or in a combination of partial advance payment and installment payments of the balance at various stages of the construction process, depending upon the terms of the award.

Principal Projects:
-------------------

     The following is a summary of the Company's principal projects that are under construction or in various stages of the planning process.


     RESIDENTIAL PROJECTS

     Carmiel I:  In March 1997, the Company was engaged as the general
     ---------
contractor for the construction of 31 residential units in the town of Carmiel, in northern Israel. Pursuant to the terms of the engagement, the Company is required to complete construction of the project in December 1998.

     Kfar Yona I:  In March 1997, the Company was engaged by The Engel Group
     -----------
("Engel") as the general contractor for the construction of 65 residential units in Kfar Yona, a small town in northern Israel. The schedule for completion of this project has been extended from September 1997 to June 1998.
 The penalty for late completion provided for in the initial agreement was not assessed.

     Kfar Yona II:  In June 1996, the Company was awarded a project for the
     ------------
development and construction of 34 residential units in Kfar Yona. The schedule for completion of this project has been extended from September 1997 to June 1998. The penalty for late completion provided for in the initial agreement was not assessed.

     Rehovot:  In March 1997, the Company was awarded by the Israel Land
     -------
Administration (the "ILA") rights to develop a parcel of approximately 19 acres in Rehovot, in central Israel. Approximately 1,000 residential units will be built as well as public and commercial buildings. Pursuant to the terms of the engagement, the Company is required to complete construction of the project in March 2002.

     Dovrat:  In June 1997, the Company was engaged as the general contractor
     ------
for the construction of 64 residential units in the first phase of a 300 unit project on privately owned land in Dovrat, a small town in northern Israel. Pursuant to the terms of the engagement, the Company is required to complete the first phase of construction of the project in December 1998.

     Haifa: In September 1997, the Company acquired a 25% interest in a
     -----
project for the development and construction of two apartment buildings containing approximately 80 residential units on a parcel of land in Haifa, located in the vicinity of the Technion Israel Institute. Construction will commence upon the issuance of a construction permit by the municipality.

     Kiryat Shmuel: In November 1997, the Company was engaged as the general
     -------------
contractor for the construction of 58 residential units in Kiryat Shmuel, a town in northern Israel. Pursuant to the terms of the engagement, the Company is required to complete construction of the project in December 1999.

     Carmiel II: In December 1997, the Company entered into an agreement with
     ----------
Engel to purchase the rights to a parcel of land in Carmiel. Although the ILA has recommended zoning to permit construction of approximately 167 residential units on this parcel, the Company will seek permission to build approximately 300 residential units, 80 of which will be leased by the Company and the remaining 220 of which will be sold. Construction is scheduled to commence in July 1998 and will continue for approximately eighteen months.

     Modi'in: In December 1997, the Company was engaged as general contractor
     -------
for the construction of 85 land-attached residential units in Modi'in, a town in central Israel. Construction commenced in December, 1997 and will continue for approximately two years.


     OVERSEAS PROJECTS

     Rassnitz, Germany:  In March 1997, the Company acquired a 36% interest in
     -----------------
a project for the development and construction of a residential neighborhood in Rassnitz, Germany. The Company anticipates that a total of 250 residential units will be built in this project. In April 1997, 21.87% of the outstanding shares of a subsidiary of Engel, the 64% partner in this project, were purchased by the Company, giving the Company an aggregate interest of 50% in this project. In September 1997, the Company sold 50% of its interest in this project to Shay Bar Real Estate Investments Ltd., an Israeli company ("Shay Bar"). Pursuant to the terms of the engagement, the Company is required to complete construction of the project in December 2002. See "Interest of Management in Certain Transactions."

     Southampton, New York:  In March 1997, the Company acquired a 50%
     ---------------------
interest in a project for the development and construction of 33 single family homes situated in Southampton, New York. Construction is scheduled to commence in the third quarter of 1998.

     Moscow, Russia:  In April 1997, the Company acquired a 25% interest in a
     --------------
project for the renovation of an office building in Moscow and for additional related construction. In September 1997, the Company sold 50% of its interest in this project to Shay Bar. Construction is scheduled to be completed in the fourth quarter of 1998. See "Interest of Management in Certain Transactions."

     PUBLIC BUILDINGS PROJECTS

     Mifal Hapayis Community Centers
     -------------------------------

     In February 1996, pursuant to a bid conducted by Mifal Hapayis, Engel and four other companies were awarded projects for the construction of approximately 75 identical art and science centers on the grounds of different municipalities throughout Israel. Mifal Hapayis is a quasi-governmental institution which runs the Israeli national lottery and uses its revenues for the benefit of the public, particularly for financing the construction of public facilities. Pursuant to the bid, each of the winning companies will enter into a contract for the construction of an art and science center with each municipality which approaches it pursuant to the terms of the award. In August 1995, the Company entered into an agreement with Engel pursuant to which Engel was required to engage the Company as subcontractor for each of such projects for which it is retained, upon substantially the same terms as the contract entered into between Engel and the municipality. To date, the Company has been engaged by Engel to act as subcontractor for the construction of five such centers. Two such centers have been completed and the schedule for completion of construction of the remaining three centers has been extended, due to delays in completion of related development work being carried out by unrelated contractors. The penalty for late completion provided for in the initial engagement was not assessed. In October 1996, the Company modified its agreement with Engel and released Engel from its commitment to engage the Company as a subcontractor for further Mifal Hapayis projects, in exchange for which Engel has agreed to pay the Company NIS 300,000 ($84,842) for each contract Engel enters into with a municipality under this award in return for the general supervision by the Company of the project and other services to be provided by the Company in connection with the project. To date, Engel has been retained for the construction of seven additional art and science centers, for which the Company will provide the agreed upon services. The Company intends to continue to reduce its dependence upon Engel and to independently seek project awards. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Relationship with Engel."

     Educational Buildings
     ---------------------

     In November 1995, the Company was engaged by Engel as subcontractor for the construction of a school building at a youth village in Petach Tikva, which is near Tel Aviv. The first phase of this project was completed on schedule in September 1997. The second phase of this project, consisting of additional construction not included in the initial agreement, is scheduled for completion in August 1998. This project was awarded to Engel pursuant to a bid conducted by Local Government Economic Services Ltd. ("LGES"). Pursuant to the bid, the winning contractors are to receive from time to time orders which LGES receives from local authorities for the construction of public and educational buildings within their municipalities.

     In July 1996, the Company received notice of its being one of the winners in the bid conducted by LGES for the construction of public and educational buildings in northern Israel. The bid is similar to the bid conducted by LGES pursuant to which the Company is acting as a subcontractor for Engel. Pursuant to the bid, the winning contractors are to receive from time to time orders which the LGES receives from local authorities for the construction of public and educational buildings within their municipalities. To date, the Company has received two orders under this award. One such order was received in November 1996, for the construction of additional classes for an elementary school in Rechasim, located near Haifa in northern Israel. Construction of this project was completed on schedule in August 1997. In June 1997, the Company received an additional order under this bid, for the construction of an electricity facility at a school in Haifa. Construction of this project was completed on schedule in July 1997.

     In December 1996, the Company received notice of its being one of the winners in another similar bid conducted by LGES for the design and construction of schools in northern Israel. Pursuant to the bid, the winning contractors are to receive from time to time orders which the LGES receives from local authorities for the construction of school buildings within their municipalities. The revenues from the projects will depend upon the size of the project, in accordance with the bid prices and planning specifications submitted by the Company in the bid. The Company will be engaged for the development of each of the projects at prices to be negotiated with the municipalities. To date the Company has not received any orders under this bid.

     In February 1997, the Company was engaged as subcontractor by the winner in another LGES bid, for the construction of an administration, science and technology building in Lev Hasharon, in central Israel. The schedule for completion of construction of this project has been extended from February 1998 to July 1998. The penalty for late completion provided for in the initial agreement was not assessed.

     Gymnasiums
     ----------

     In August 1996, the Company received notice of its being one of the winners in a bid conducted by LGES for the construction of gymnasiums in central and northern Israel. Pursuant to the bid, the winning contractors are to receive from time to time orders which the LGES receives from local authorities for the construction of gymnasiums within their municipalities. The revenues from the projects have been fixed at various levels depending upon the size of the project, in accordance with the bid prices submitted by the Company. In January 1997, the Company received orders for the construction of four gymnasiums pursuant to this bid, two in Holon, one in Tel Aviv and one in Lev Hasharon. Construction of the gymnasium in Lev Hasharon was completed on schedule in October 1997. The schedule for completion of construction of the gymnasiums in Holon has been extended from December 1997 to June 1998. The schedule for completion of construction of the gymnasium in Tel-Aviv has been extended from January 1998 to August 1998, as a result of an order for additional work which was not included in the initial engagement.

In June 1997, the Company received an order for the construction of a gymnasium in Haifa. Pursuant to the terms of this engagement, the Company is required to complete construction of this project in August 1998.

     There can be no assurance that the Company will be successful in completing its projects. Furthermore, if the Company is unable to complete its projects within applicable deadlines or in accordance with specifications, the Company may, in certain instances, be subject to significant liabilities including, among other things, monetary penalties, losses due to forfeiture and litigations for breach of contract, all of which may have a material adverse effect on the Company.

     Further, from time to time, the Company may be affected by disputes between other parties who may seek to challenge certain projects granted to or undertaken by the Company. There are currently two actions involving such disputes pending, the outcome of which the Company cannot predict. The Company does not believe, however, that an adverse outcome of such actions may have a material adverse effect on the business or financial condition of the Company.

     Military Construction
     ---------------------

     In April 1998, the Company was awarded a construction project by the Israeli Government's Ministry of Defense. In order to participate in this project, the Company obtained a special security rating from the Ministry of Defense which will enable it to participate in other classified military projects in the future. See "Description of Business--Regulatory Matters."


Other Real Estate Activities:
----------------------------

     CONSULTING, MANAGEMENT AND FINANCIAL MANAGEMENT SERVICES. The Company provides consulting, management and financial management services for which it generally receives a percentage of the net profits or the revenues generated by the project. The Company may act as a finder for bank construction loans and guarantees. The Company believes that the experience of its management qualifies it to render a wide array of services in the real estate industry.

     SALES OF REAL ESTATE DEVELOPMENT RIGHTS. The Company utilizes joint venture partnerships and other collaborative arrangements with third parties as a means to both expand its market opportunities and reduce the risks associated with its real estate activities. Such arrangements include sales by the Company of all or part of the rights to land which is being developed by the Company. The Company intends to identify and cultivate a wide source of potential joint venture or other partners.

     OPTION TO ACQUIRE CONTROLLING INTEREST IN OIL, ENERGY AND REAL ESTATE HOLDING COMPANY. In June 1998, Moshe Schnapp and Eli Aran, the Company's principal shareholders and its Chairman and President, respectively, submitted the winning bid in a tender to acquire a controlling interest in Granit Hacarmel Investments Ltd. ("Granit Hacarmel"), one of the three largest oil, energy and real estate holding company in Israel. Messrs. Schnapp and Aran participated in the tender in their individual capacities for purposes of qualification eligibility. The Company believes that it will ultimately acquire all or a portion of their interest in Granit Hacarmel. However, the Company's role is not certain at this time and will depend upon numerous factors including, without limitation, the financing of the transaction.

     ACQUISITION AND DEVELOPMENT OF INCOME-PRODUCING RESIDENTIAL PROPERTIES. In January 1998, the Company acquired interests in two properties designated by the Company for renovation and long term lease to the Israeli Government's Ministry of Absorption ("Ministry of Absorption"). One such property is a building formerly used as a hotel in Bat-Yam, a city in central Israel, which, after renovation, will contain approximately 76 studio apartments. The second such property is a group of apartment buildings in Tel-Aviv which will contain approximately 200 studio apartments after renovation. The Company has entered into a five-year lease agreements with the Ministry of Absorption with respect to each of these properties, granting options to the Ministry of Absorption for additional five year-terms.


Subcontractors and Suppliers:
----------------------------

     The Company functions as a general contractor, subcontracting all of its construction activities. The Company manages these activities with on-site supervisory employees such as project managers and field engineers. The services of independent architectural, design, engineering and other consulting firms are engaged to assist in project planning. The Company does not have long-term contractual commitments with its subcontractors or consultants, who are generally selected on a competitive basis. The Company will retain primary responsibility for the overall project performance. The Company will also be responsible for arranging the necessary bank financing, for obtaining any necessary permits for construction, and for obtaining adequate insurance for the project. See "Legal Proceedings." The subcontractor is required to arrange for the necessary labor and supplies and provide the necessary equipment for the completion of the project. The Company is substantially dependent upon its subcontractors to complete its projects in a timely manner and in accordance with specifications. Accordingly, the Company is subject to risks such as performance delays, substandard construction and the financial difficulties of the subcontractor. Although the Company's contracts with its subcontractors generally require the subcontractors to obtain performance guarantees with respect to projects, the Company's present policy does not always require the subcontractors to provide the Company with guarantees. To quantify project costs, the Company seeks to fix its subcontracting costs prior to the commencement of construction and to condition certain obligations on the receipt of related payments due to the Company.

     The building industry may from time to time experience fluctuating prices and supply for raw materials. Cement is the principal raw material utilized in the construction of Israeli homes and buildings. Nesher Israel Cement Enterprises Ltd. ("Nesher") is presently Israel's principal producer of cement. Most other cement must be imported. Although the Israeli Government regulates the services and prices charged by monopolies such as Nesher, the lack of competition in the Israeli cement market may have an effect on cement prices and, as a result, the costs of construction. The Company has no contractual commitments with suppliers of materials. Other than Nesher, the Company's business is not materially dependent upon any suppliers.


Marketing and Sales:
-------------------

     As soon as possible after winning a bid for a residential project, the Company commences its marketing efforts to sell each of the units to be constructed. The Company markets its residential units primarily to newly married couples and immigrants seeking to own their first home. Each unit purchaser generally is required to provide a downpayment with respect to a specific percentage of the unit purchase price. The Company's policy is to require sales commitments with respect to at least 50% of the units before engaging a subcontractor or otherwise committing any significant capital to any phase of a project. The deposits will typically provide the Company with sufficient capital for the commencement of the project. The Company is required under Israeli law to provide the unit purchasers with bank guarantees which cover an amount equal to the funds received by the Company from such purchasers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


Mortgage Financing and Governmental Entitlement Programs:
--------------------------------------------------------

     There are two primary sources in Israel for obtaining financing for the purchase of properties: traditional bank and insurance company mortgages and government entitlement programs. Bank mortgages in Israel are typical of most of the world, providing for a long-term loan requiring monthly payments and secured by a lien on the property.

     The Israeli Government has established entitlement programs for the purpose of encouraging home ownership. Most entitlement programs relating to home ownership are targeted to first time home buyers, usually newly married couples and immigrants. These programs provide for low-interest loans and small grants. The degree of assistance will depend upon the category of population (e.g., married, immigrant, number of children) and the location of the residential unit. Although the policies of the various entitlement programs change from time to time, they are presently stable. However, there can be no assurance that the Israeli Government's policies in this area will not change due to political, economic or other considerations. Any such change of policy could have a material adverse effect on the Company's results of operations.

Competition:
-----------

     The real estate industry in Israel is highly competitive, with developers competing for customers, desirable properties and financing. The Company competes with numerous other firms, ranging from regional and national firms to small local companies. In addition, the Company competes with resales of existing residential properties by individuals, financial institutions and others.

     As most land in Israel is owned by the Israeli Government, most of the Company's projects in Israel are and will continue to be obtained primarily through public bidding or raffle processes. The Company will be required to place competitive bids for residential and public projects with the various governmental authorities. Some of the Company's competitors have longer operating histories and greater financial, marketing and sales resources than the Company, all of which may be necessary to qualify or pre-qualify for certain government project awards and may hinder the Company's ability to bid for or participate in such projects. There can be no assurance that the Company will be successful in winning projects for which it submits bids or otherwise be successful in competing in the Israeli real estate industry.


Regulatory Matters:
------------------

     There are two categories of land in Israel. "Freehold" land, which constitutes approximately 10% of all land in Israel, is owned primarily by individuals and private legal entities, as well as by municipal and governmental entities. The Israeli Government and the Jewish National Fund own all of the remaining land. Through its administrative body, the ILA, the Israeli Government grants long-term leases for the use of its land. A basic long-term lease is generally for 49 years, and may be extended by the lessee for additional successive 49-year periods.

     Real estate development and construction are heavily regulated in Israel. The Company and its competitors are subject to rules and regulations concerning zoning, building design, construction and similar matters which impose restrictive zoning and density requirements. Development plans usually require approval by three municipal and governmental bodies: the municipal authorities, the regional authorities and the Israeli Government's Ministry of the Interior. Once a plan is approved by all required levels, the developer must apply for a construction permit for a specific project from the municipal authorities. The application must be consistent with the development scheme established by the Ministry of the Interior and be approved by the municipal and regional authorities. Each lot is zoned for a specific purpose. An applicant may request a zoning change. A betterment levy may be levied on rezoned land. As experience in dealing with the extensive Israeli planning process is thus a critical success factor in real estate development, the Company believes the experience of its management provides it with the ability to compete in its markets.

     The Israeli Government owns and leases both developed and undeveloped land. Developed land is leased to the public by the ILA for an amortized or annual fee. In order to lease undeveloped lands, a development agreement must be entered into with the ILA pursuant to which the lessee undertakes to develop the land in accordance with certain requirements, and to complete the development within a specified time table. If the purported lessee fails to satisfy the requirements within the time table, the land and any improvements may be repossessed by the ILA. Lease fees for undeveloped land are payable to the ILA for the full lease term in advance upon the signing of the development agreement.

     Transfers of rights in government-owned land are normally granted in the ordinary course upon payment to the ILA of a transfer consent fee which is calculated on the basis of the increase in value of the land, but without taking into account any increase in value resulting from construction by the lessee. Sales of land rights previously purchased for development are not subject to transfer consent fees.

     All Israeli general contractors are required to be registered with the Housing Ministry, and their registrations are classified within the range of C-1 to C-5. The financial scope of a contractor's activities as well as the size of projects to be undertaken by it are subject to the limitations imposed by its particular classification. Genesis Construction Performance (1994) Ltd., formerly known as TSMG Construction Company Limited, a wholly owned subsidiary of the Company, possesses a C-5 classification which enables the Company to undertake projects of an unlimited financial scope and an unlimited project size, as well as G-1 and B-1 classifications, which enable the Company to undertake infrastructure development, road, sewage and drainage construction projects. The registration is automatically renewed each year unless there is cause for non-renewal, principally due to bankruptcy, certain criminal offenses or the failure to maintain the requisite qualified personnel. For purposes of maintaining such registration, the Company employs two professional workers approved by the Israeli Contractor's Register.

     In addition, the Company has obtained a special security rating from the Israeli Government's Ministry of Defense, designated C-5*, which will enable the Company to participate in classified military projects in the future. See
 "--Principal Projects--Public Buildings Projects-- Military Construction."

     The European Economic Community has established ISO 9002 standards for minimal product quality, levels of production and management efficiency. Companies meeting these standards receive a certificate from the Israeli Standards Institution, a governmental institution which supervises the quality and safety of products. In July 1996, the Company engaged a consulting company to introduce to the Company working and managerial patterns that will enable it to meet the standards. Although ISO 9002 is mostly relevant to industrial companies, the Company believes that meeting such standards will contribute to its efficiency.

Employees:
---------

     At June 28, 1998, the Company had fifty-four full-time employees, including its chief engineer and field engineers and nine administrative office employees. The Company also utilizes independent field engineers from the localities of its various projects. The Company currently utilizes and intends to continue to utilize an independent contractor as its projects manager. The Company considers its relations with its employees to be good. The Company believes that its current staff of employees is adequate to meet its present needs. The Company's construction operations are conducted through independent subcontractors, thereby limiting the number of its employees. None of the Company's employees is represented by a union. See "--Subcontractors and Suppliers" above.

     Israeli law and orders of the Israeli Government's Ministry of Labor and Welfare contain provisions concerning principally the length of the work day, minimum daily wages, insurance for work-related accidents, determination of severance pay, adjustments of wages in accordance with inflation and other conditions of employment. The Company generally provides its employees with benefits and working conditions above the required minimums. See "Compensation of Directors and Officers" below.

     There is currently no shortage of labor in Israel for the Company's industry due to a readily available foreign labor force. As a result of restrictions on the entry of Palestinian workers, it is the Company's policy not to utilize subcontractors who employ any workers residing within the zones typically restricted as such. The Company currently relies on subcontractors who employ local and foreign workers. The Company has a license issued by the Ministry of the Interior, to employ foreign workers and is required to deposit as collateral security certain amounts with the Ministry of the Interior as a condition to its employment of foreign workers. There can be no assurance that the Company will not experience labor shortages in the future. Recently, the Israeli Government has limited issuing new licenses for foreign workers seeking employment in Israel. Although the Company believes that there is presently a sufficient number of foreign laborers to satisfy the Company's current demands, there can be no assurance that the Israeli Government will not respond to political and social conditions with protectionist measures such as the expulsion of existing foreign laborers, or that as the Company's demand for workers increases there will be a sufficient number of foreign and other workers available to satisfy such demands. The increased costs and delays in construction of projects due to these factors could have an adverse effect upon the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Conditions in Israel:
--------------------

     The Company's operations are conducted primarily in Israel and accordingly, the Company is directly affected by economic, political and military conditions in that country. The operations of the Company could be materially adversely affected if major hostilities involving Israel should occur in the Middle East.


POLITICAL CONDITIONS
--------------------

     Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying as to degree and intensity, between Israel and its Arab neighbors. Following the Six-Day War in 1967, Israel commenced administering the territories of the West Bank and the Gaza Strip and, since December 1987, increased civil unrest has existed in these territories. In addition, Israel has been the target of terrorist activities and attacks, in varying degrees of intensity. Although, as described below, Israel has entered into various agreements with Arab countries and the Palestine Liberation Organization ("PLO") and various declarations have been signed in connection with efforts to resolve some of the aforementioned problems, no prediction can be made as to whether a full resolution of these problems will be achieved or as to the nature of any such resolution. To date, these problems have not had a material adverse impact on the financial condition or operation of the Company, although there can be no assurance that continuation of these problems will not have such an impact in the future.

     In 1979, a peace agreement between Israel and Egypt was signed under which full political relations were established; however, economic relations have been limited.

     In September 1993, a breakthrough occurred in Israeli-Palestinian relations. A joint Israeli-Palestinian Declaration of Principles was signed by Israel and the PLO in Washington, D.C., outlining interim Palestinian self-government arrangements.

     In May 1994, Israel and the PLO signed an agreement in Cairo in which the principles of the September 1993 Declaration of Principles were implemented. In accordance with this agreement, Israel has transferred the civil administration of the Gaza Strip, Jericho and other parts of the West Bank to the Palestinian Self-Rule Authority and the Israeli army has withdrawn from some of these areas. In September 1995, Israel and the PLO signed an Interim Agreement to further implement the principles of the September 1993 Declaration of Principles. The Interim Agreement provides for the gradual redeployment of Israeli military forces in the West Bank and the transfer of certain powers and governmental responsibilities to a Palestinian elected council.

     In October 1994, Israel and Jordan signed a peace treaty (the "Treaty"). Following the Treaty, full diplomatic relations between the two countries have been established, including the exchange of ambassadors and consuls. In addition, the Treaty expresses the mutual desire of the parties for economic cooperation and calls for both parties to lift economic barriers and discrimination against each other and to act jointly towards the removal of any economic boycotts by third parties. In December, 1996, Israel and Jordan signed a trade agreement designed to liberalize trade between the two countries.

     On November 4, 1995, Prime Minister Yitzhak Rabin was assassinated. In the elections held on May 29, 1996, Benjamin Netanyahu of the Likud party was elected prime minister of Israel.

     To date, Israel has not entered into a peace treaty with either Lebanon or Syria. Furthermore, notwithstanding the agreements and declarations described above, the relations between Israel and Egypt and between Israel and the PLO are not yet fully formalized.

     From time to time hostilities break out on Israel's border with Lebanon between Israel and guerilla groups based in South Lebanon. Although these hostilities sometimes result in extensive damage to private property in northern Israel, including areas within which the Company conducts its real estate activities, the Company does not believe that the operations related to these hostilities will have material effect on the Company's assets or results of operations.

     Recently there has been stagnation in the peace process in the Middle East. No prediction can be made as to whether or how this process will develop or what effect it may have on the Company.

ARMY SERVICE
------------

     All male adult citizens of Israel under the age of 51 are, unless exempt, obligated to perform approximately 30 days of military reserve duty annually. Additionally, all such citizens are subject to being called to active duty at any time under emergency circumstances. Some of the employees of the Company are obligated to perform annual reserve duty. While the Company has operated effectively under these requirements in the past, no assessment can be made of the full impact of such requirements on the Company in the future, particularly if emergency circumstances occur.

ECONOMIC CONDITIONS
-------------------

     Israel's economy continued to grow in 1997, but at a considerably lower pace than in recent years. Gross domestic product ( "GDP") rose in 1997 by 1.9% to NIS 338 billion ($96 billion) compared with a 4.4% increase in 1996 and an annual average growth rate of 6% from 1990 through 1995. The 1997 GDP growth rate was less than the economy's potential, and lower than the 2.4% increase in Israel's population, resulting in a 0.3% decrease in per capita GDP. The Israeli Government's monetary policy contributed to relative price and exchange rate stability during most of these years despite fluctuating rates of economic growth and a high rate of unemployment. According to the ICBS, the inflation rates for 1996 and 1997 were approximately 10.6% and 7.0%, respectively, and in the first three months of 1998 was approximately 0.06%.

     Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign currency reserves, fluctuations in world commodity prices, military conflicts and civil unrest among the Palestinian population. The Israeli Government intervenes in various sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. The Israeli Government frequently has changed its policies in all these areas.

     The following tables sets forth, for the periods indicated, certain information with respect to the Israeli Consumer Price Index ("CPI"), the rate of inflation in Israel, the rate of devaluation in Israel and the rate of inflation adjusted for devaluation.


                                                                   Annual
                                                                 Inflation
                                    Israel        Annual         Adjusted For
                    Israeli        Inflation     Devaluation     Devaluation
Year Ended          Consumer        Rate(2)       Rate(3)           (4)
December 31,     Price Index(1)        %             %               %
------------     --------------    ---------     -----------     ------------
1990                 176.3           17.6           4.3             12.7
1991                 208.1           18.0          11.5              5.9
1992                 227.6            9.4          21.1             (9.7)
1993                 253.2           11.2           8.0              3.0
1994                 289.8           14.5           1.1             13.2
1995                 313.3            8.1           3.9              4.0
1996                 346.4           10.6           3.7              6.7
1997                 370.6            7.0           8.8            (1.65)


------------
(1)   For purposes of this table, the CPI figures use 1987 as base equal to
      100. These figures are based on reports of the ICBS.
(2) Annual inflation is the percentage change in the CPI between December of the year indicated and December of the preceding year.
(3) Annual devaluation is the percentage increase in the value of the dollar in relation to the Israeli currency during the year indicated.
(4) Annual inflation adjusted for devaluation is obtained by dividing the Israeli inflation rate plus 100 by the annual devaluation rate plus 100, multiplied by 100, minus 100.


NIS/U.S. Dollar Exchange Rates:

                          At End of
                          Period(1)     Average Rate(2)     High     Low
                          ---------     ---------------     ----     ---
                                        (NIS per $1.00)

1991                        2.28             2.28           2.46     1.99
1992                        2.76             2.46           2.76     2.27
1993                        2.99             2.66           3.00     2.72
1994                        3.02             3.01           3.06     2.96
1995                        3.14             3.01           3.18     2.94
1996                        3.25             3.19           3.30     3.08
1997                        3.54             3.45           3.59     3.24


----------
(1) Exchange rate at period end is the rate of exchange between the Israeli currency and the dollar as of December 31 of the year indicated, as reported by the Bank of Israel.
(2)   Average rate is the average of the daily exchange rates during the year.


DEMOGRAPHICS
------------

     Since 1989, Israel has been experiencing a new wave of immigration, primarily from the former Soviet Union. Approximately 845,000 new immigrants arrived during the period from 1989 through the end of 1997, of which approximately 66,000 arrived in 1997. This wave of immigration has increased Israel's population by approximately 30%. Although the increased emigration from the former Soviet Union may benefit Israel and its economy in the long term by providing highly educated, cost-competitive labor and by stimulating economic growth, it has placed an increased strain on government services and natural resources. The Israeli Government has found it necessary to raise additional revenue and to dedicate substantial funds to support programs, including housing, education and job training, designed to assist in the absorption of the new immigrants. No prediction can be made as to the policies that will be adopted in the future or their effect on these and other government spending programs.


ASSISTANCE FROM THE UNITED STATES
---------------------------------

     The State of Israel receives a significant amount of economic and military assistance from the United States, averaging approximately $3 billion annually over the last several years. In addition, in 1992, the United States approved the issuance of up to $10 billion of loan guarantees during United States fiscal years 1993-1998 to help Israel absorb a large influx of new immigrants, primarily from the republics of the former Soviet Union. Under the loan guarantee program, Israel may borrow up to $2 billion in principal amount of guaranteed loans each year, subject to reduction in certain circumstances. In January 1998, Israel issued $1.44 billion of 30-year U.S. Government-backed bonds, which was the last issue conducted as part of the U.S. Government guaranteed facility. Israel has used the funds it has borrowed in 1993-1998 to bolster its foreign exchange reserves and to fund increased investments, mainly in infrastructure. There is no assurance that foreign aid from the United States will continue at or near amounts received in the past. In January 1998, Israeli and American officials began discussions concerning gradually ending the annual civilian aid package of $1.2 billion. If the grants for economic and military assistance or the United States loan guarantees are eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences.


ITEM 2.     DESCRIPTION OF PROPERTY
-------     -----------------------

     In addition to rights in real estate currently held for development and sale, the Company owns office space for its corporate headquarters, located in Haifa in northern Israel. The Company purchased the rights to such space in May 1996 for $126,250 and has since obtained a 15-year mortgage on the property in the amount of approximately NIS 355,200 ($100,452). Such mortgage bears interest at the rate of 5.5% and requires equal monthly payments of principal and interest in the amount of approximately NIS 2,700 ($830), subject to adjustments in accordance with the CPI. The Company has also leased office space in a neighboring building. The term of such lease is for 60 months, commencing January 1997, with an option for the Company to extend the lease for an additional 12 months. The payments under the lease are $550 per month. In addition, the Company has leased office space in Tel-Aviv. The term of such lease is for 12 months, commencing December, 1997. The monthly payments under this lease are NIS 12,680 ($3,586). The Company's U.S. subsidiary, Genesis Development and Construction, Inc., has leased office space in New City, New York. The term of such lease is for one year, commencing March 1997, with an option to extend such term for two additional years. The payments under the lease are $1,275 per month. The Company's office space is adequate for its anticipated future needs.

ITEM 3.     LEGAL PROCEEDINGS
-------     -----------------

     There are no material legal proceedings pending to which the Company or any of its property is subject, and to the knowledge of the Company, there are no such proceedings threatened.

     Substantially all of the Company's construction contracts relating to the Company's projects for which it acts as the general contractor provide that the Company is responsible for maintaining and supervising each construction site. As general contractor, the Company is liable for any damages to a project and any injury sustained by any person on a construction site, and is required to obtain sufficient insurance, including insurance for property damage, personal injury and workers compensation. Although the Company currently maintains liability and workers compensation insurance that it believes is adequate as to both risk and amounts for each of its projects, successful claims could exceed the limits of the Company's insurance and could have a material adverse effect on the Company's business, financial condition or operating results. Moreover, there can be no assurance that the Company will be able to obtain such insurance on commercially reasonable terms in the future or that any such insurance will provide adequate coverage against potential claims. In addition, a claim asserted against the Company could be costly to defend, could consume management resources and could adversely affect the Company's reputation and business, regardless of the merit or eventual outcome of such claim.


ITEM 4.     CONTROL OF REGISTRANT
-------     ---------------------

     The following table sets forth certain information as of June 28, 1998 with respect to the beneficial ownership of the Company's outstanding Class A Ordinary Shares, NIS 0.1 par value (the "Class A Ordinary Shares"), and Class B Ordinary Shares, NIS 0.1 par value (the "Class B Ordinary Shares" and together with the Class A Ordinary Shares, collectively the "Ordinary Shares") by (i) any shareholder known to the Company to beneficially own more than ten percent of such outstanding shares and (ii) the Company's directors and officers as a group.

                                                                    Percentage
                                                                       of
                                                                    Vote as a
                              Class A             Class B           Single
                          Ordinary Shares      Ordinary Shares      Class(1)
                          ---------------      ---------------      ----------

Name                      Number        %      Number        %
----                      ----------  -----    ------------  -----

Moshe Schnapp               --         --      3,000,000(2)   100     83.2

Eli Aran                   15,000(3)    *      1,110,000(4)    37     30.9

Dashwood International      --         --        600,000       20     16.6
S.A.

All officers and
directors
as group                  755,000(5)  24.7     3,000,000(2)   100     87.4
                                                    (4)

-----------------------
* Less than 1%.

(1) For purposes of this calculation, the Class A Ordinary Shares and the Class B Ordinary Shares are treated as a single class. The Class B Ordinary Shares are entitled to five votes per share, whereas the Class A Ordinary Shares are entitled to one vote per share.
 (2) Includes 1,200,000 Class B Ordinary Shares held by Ageret Sixteen (93) Ltd., an Israeli corporation which is wholly-owned and controlled by Moshe Schnapp. Also includes 1,800,000 Class B Ordinary Shares held by the Company's other existing shareholders (Dashwood International S.A. ("Dashwood") (600,000 shares), Eli Aran, as trustee for his wife (1,110,000 shares) and Allied Capital Services, LLC (90,000 shares)). Mr. Schnapp has sole voting authority over such shares pursuant to voting agreements and is deemed to beneficially own such shares. Such voting arrangements will expire upon the earlier to occur of
      (i) September 30, 2001 with respect to the Dashwood shares, or October 23, 2001 with respect to the other shares, and (ii) the date on which Mr. Schnapp ceases to be the chief executive officer of the Company.
(3) Represents shares issuable upon currently exercisable options granted to non-employee directors of the Company residing in the United States. See "Options to Purchase Securities from Registrant or Subsidiaries."
(4) Includes 1,110,000 Class B Ordinary Shares held by Mr. Aran as trustee of a trust for the benefit of his wife, Irit Aran. Such shares are subject to a voting agreement described in footnote 2 above.

(5) Includes (i) 700,000 shares issuable upon currently exercisable options granted to officers of the Company pursuant to the Company's employee stock option plans, (ii) 30,000 shares issuable upon currently exercisable options granted to non-employee directors of the Company residing in the United States, see "Options to Purchase Securities from Registrant," and (iii) 25,000 Class A Ordinary Shares issuable upon exercise of the redeemable Class A Warrants (the "Class A Warrants") acquired by Gary J. Strauss in a private placement completed by the Company in November 1996.

PERFORMANCE SHARES

     The Company's Articles of Association provide that 2,660,000 Class B Ordinary Shares (the "Performance Shares") are subject to a share deferrence program (the "Deferrence Program"). Pursuant to the Deferrence Program, the Performance Shares would convert into "Deferred Shares" (having no rights other than the right to receive an amount not in excess of the par value thereof (NIS 0.1) upon dissolution of the Company) if the Company does not attain certain earnings levels. Such earnings levels were attained in the Company's 1997 fiscal year and all of the Performance Shares have been released from the Deferrence Program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Charge to Income as a Result of Release of Performance Shares from Deferrence Program."


ITEM 5.     NATURE OF TRADING MARKET
-------     ------------------------

     The Company's (i) Units, each consisting of one Class A Ordinary Share, one Class A Warrant and one redeemable Class B Warrant (the "Class B Warrants"), (ii) Class A Ordinary Shares, (iii) Class A Warrants and (iv) Class B Warrants (collectively the "Securities") have been quoted separately on The Nasdaq SmallCap Market ("Nasdaq") under the symbols GDCUF, GDCOF, GDCWF and GDCZF, respectively, since the effective date of the Company's initial public offering (the "Offering") on January 30, 1997. The following table sets forth the high and low sales prices of the Company's Securities for the periods indicated as reported by Nasdaq:

Quarters Ended:
                                            Class A
                                           Ordinary              Class A              Class B
                   -------                 --------              --------             -------
                    Units                   Shares               Warrants             Warrants
                   -------                 --------              --------             --------
                    High       Low      High       Low       High       Low      High       Low
                   -------   ------   --------   -------   --------   -------   -------   -------

June 30, 1997       6 1/2     4 3/4     4 13/64    3       11 11/16      1       25/32      3/4

September 30, 1997  8 1/4     5 3/8     5 1/4      3 5/8    2 1/4        1 3/8    7/8       1/2

December 31, 1997   8         5 1/8     4 3/4      3        2 1/4        1 1/4    7/8       3/4

March 31, 1998      8 3/4     4 3/4     6 5/8      3        2            1         1        5/8



ITEM 6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
-------     ----------------------------------------------------------
            HOLDERS
            -------

     The Bank of Israel recently adopted measures to liberalize foreign currency regulations. The implementation of certain of these measures is subject to further legislation. The Company can not currently assess the impact of such steps on its shareholders. In connection with these measures, the Bank of Israel amended the general permit issued under the Currency Control Law, 1978, (the "General Permit") to permit non-residents of Israel to convert Israeli currency into freely repatriable U.S. dollars or other non-Israeli currency and transfer such currency out of Israel, including converting dividends (if any) on the Ordinary Shares, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company at the exchange rate prevailing at the time of conversion, provided that Israeli income tax has been paid or withheld with respect to such amounts to the extent applicable, or an exemption from such payment or withholding requirements has been obtained.

     Non-residents of Israel may freely hold and trade the Company's Securities pursuant to the General Permit. With the exception of residents of countries which are in a state of war with Israel, the ownership or voting of the Company's Securities by non-residents of Israel is not restricted in any way by the Memorandum of Association or Articles of Association of the Company or by the laws of the State of Israel.

     There can be no assurance that the above laws and regulations will not be altered or replaced in the future. Any changes in the laws and regulations described above could have a material adverse effect on the holders of Ordinary Shares.

ITEM 7.     TAXATION
-------     --------

     Israeli law generally imposes a capital gains tax on the sale of securities and any other capital assets. Commencing January 1, 1996, the basic tax rate applicable to companies is 36%. The maximum tax rate for individuals is 50%. These rates are subject to the provisions of any applicable bilateral tax treaty. The treaty concerning taxation between the United States and Israel (the "U.S.-Israel Tax Treaty") is discussed below. Under Israeli law, the gain attributable to inflation, as opposed to real economic gain, is exempt from capital gains tax.

    Individuals who are non-residents of Israel are subject to a graduated income tax on income derived or accrued from sources in Israel or received in Israel. Dividend distributions, other than bonus shares (share dividends), are subject to a 25% withholding tax, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The withheld tax is the final tax in Israel on dividends paid to non-residents. See "-- U.S.-Israel Tax Treaty" below.

     A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such non-resident's only income from Israel was dividend income and such dividend income was not derived from a business conducted in Israel by the taxpayer.

     Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation. See "U.S.-Israel Tax Treaty" below.

     Israel currently has no estate or gift tax.

     U.S.-ISRAEL TAX TREATY
     ----------------------

     Pursuant to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of Class A Ordinary Shares by a person who qualified as a resident of the United States within the meaning of, and who is entitled to claim the benefits afforded such resident by, the U.S.-Israel Tax Treaty, which generally includes United States corporations, United States citizens, and permanent residents who maintain a permanent home or habitual abode in the United States and who are not resident in Israel for purposes of Israeli tax ("Treaty U.S. Resident") will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident, being an individual, is present in Israel for periods aggregating 183 days or more during the taxable year, or, whether or not the Treaty U.S. Resident is an individual, holds, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of Class A Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company at any time during such preceding 12-month period or who is present in Israel for 183 days or more during the taxable year would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, if such gain is taxable by Israel because of ownership of 10% or more of the voting power of the Company, the gain would be treated as foreign source income for United States foreign tax credit purposes and such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the United States income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits. If the gain is taxable in Israel because the selling Treaty U.S. Resident is an individual who was present in Israel for 183 days or more during the taxable year, such United States foreign tax credit will only be available if the sale of the Class A Ordinary Shares took place in Israel. Under the U.S.-Israel Tax Treaty, sales by Treaty U.S. Residents of Warrants will not be taxable by Israel unless the selling Treaty U.S. Resident, being an individual, is present in Israel for 183 days or more during the taxable year.

     Under the U.S.-Israel Tax Treaty, the maximum Israeli tax on dividends paid to a Treaty U.S. Resident is 25%. The U.S.-Israel Tax Treaty further provides for a maximum tax rate of 12.5% on dividends paid to a U.S. corporation owning 10% or more of the paying Israeli company's voting stock for, in general, the current and the immediately preceding tax years of the Israeli company, provided the paying Israeli company meets certain limitations concerning the amount of its dividend and interest income. The lower 12.5% rate applies only on dividends from income not derived from certain enterprises eligible for Israeli tax incentives in the applicable period; otherwise, a 15% or 25% rate will apply.

     POTENTIAL FOR TAXATION AS A PASSIVE FOREIGN INVESTMENT COMPANY
     --------------------------------------------------------------

     In the event that the Company was deemed to be a passive foreign investment company (a "PFIC") for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), special provisions of the Code would apply to certain shareholders of the Company and could impose adverse tax consequences on such shareholders. Generally speaking, a PFIC is defined as a foreign corporation that meets either of the following conditions for any taxable year: (i) 75% or more of its gross income, including the pro rata share of the gross income of any corporation (U.S. or foreign) in which it owns an interest of at least 25% (by value), is passive income; or (ii) at least 50% of its assets (averaged over the year and determined based upon fair market value), including the pro rata share of the assets of any corporation in which it owns an interest of at least 25% (by value), are considered to be held for the production of, or produce, passive income.

     The Company believes that it was not a PFIC in 1997, and it will evaluate its status for 1998. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, each of which are relevant to this determination. Accordingly, there can be no assurance that the Company will not become a PFIC.

ITEM 8.     SELECTED FINANCIAL DATA
-------     -----------------------

     The following selected consolidated financial data for the period from July 1, 1995, the commencement of the Company's operations, to December 31, 1995 and for the years ended December 31, 1996 and 1997 have been derived from the audited financial statements of the Company included elsewhere in this report. Such consolidated financial data have been prepared in accordance with Israeli GAAP which differs in certain respects from U.S. GAAP. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and other financial information appearing elsewhere in this report. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 29 of Notes to Consolidated Financial Statements.


Statement of Operations Data:

                   Period from
                   July 1, 1995
                  (commencement
                  of operations)               Year                Convenience
                  to December 31,        Ended December 31,        Translation
                      1995            1996            1997             ($)
                   -----------     -----------     -----------     -----------
                                          Adjusted NIS
                   -----------------------------------------------------------

Revenues              132,534       23,297,148     124,359,135     35,169,439
Cost of Revenues         --        (20,457,407)    (88,743,589)   (25,097,169)
Gross profit          132,534        2,839,741      35,615,546     10,072,270
Operating expenses (1,123,705)      (2,240,109)     (7,112,980)    (2,011,589)
Operating income
  (loss)             (991,171)         599,632      28,502,566      8,060,681
Net income (loss)  (1,024,496)          48,646      23,208,432      6,563,471
Earnings (loss)
  per share(1)        (0.43)             0.02          4.56            1.29
Weighted average
  number of
  shares(1)         2,401,644        3,000,000       5,085,754      5,085,754


Balance Sheet Data:

                                   December 31,                    Convenience
                                                                   Translation
                      1995            1996            1997             ($)
                   -----------     -----------     -----------     -----------
                                          Adjusted NIS
                   -----------------------------------------------------------
Working capital
  (deficit)          (682,883)      (1,739,793)     38,776,767     10,966,281
Total assets        4,860,400       34,213,947     147,313,184     41,660,968
Total liabilities   5,117,113       34,070,855      91,233,473     25,801,321
Retained earnings
  (accumulated
  loss)            (1,024,496)        (975,850)     22,232,582      6,287,495
Total shareholders'
  equity (deficit)   (256,714)         143,092      56,079,711     15,859,647



-------------
(1) Includes the Performance Shares. For U.S. GAAP financial reporting purposes, the Performance Shares would be excluded. Accordingly, the loss per share for U.S. GAAP reporting purposes would be NIS 3.76 ($1.06) for the period from July 1, 1995 (commencement of operations) to December 31, 1995, the earnings per share would be NIS 0.70 ($0.20) for the year ended December 31, 1996, and the loss per share would be NIS
      0.93 ($0.26) for the year ended December 31, 1997. See Note 29 of Notes to Consolidated Financial Statements for an explanation of the determination of the weighted average number of shares outstanding used in computing net loss per share.


ITEM 9.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
-------     -----------------------------------------------------------
            AND RESULTS OF OPERATIONS
            -------------------------

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this report.

General:
-------

     The Company operates its business primarily in three segments of the Israeli real estate industry: (i) development and construction,
(ii) the provision of services for construction projects and (iii) the sale of real estate development rights. Since the beginning of 1998, the Company has also engaged in the acquisition and development of income-producing residential properties for long term lease by the Company to agencies of the Israeli government. To date, the Company's revenues have been derived primarily from real estate development and construction activities and, to a lesser extent, from the sale of real estate development rights and from consulting, management and financial management services in connection with construction projects. Revenues with respect to the Company's development and construction activities have been derived pursuant to fixed price contracts, for which the Company recognizes revenue on a percentage of completion basis. Revenues with respect to the sale of real estate development rights are recognized by the full accrual method when the sale is consummated. Revenues with respect to consulting, management and financial management services are recognized to the extent of fee revenue. See Note 2i of Notes to Consolidated Financial Statements.

     The Consolidated Financial Statements are prepared in accordance with Israeli GAAP which, as described in detail in Note 29 of Notes to Consolidated Financial Statements, differ in certain respects from U.S. GAAP. In particular, under Israeli GAAP, revenue derived from projects is recognized when at least 90% of the project is completed and at least 75% of the units in the project are sold or 25% of the project is completed and all units in the project are sold. Under U.S. GAAP, the Company would be able to recognize revenues for a project when the project expenditures are predictable and there is a reasonable likelihood of completion. Accordingly, for U.S. GAAP financial reporting purposes, the Company may be able to report revenues with respect to certain projects earlier than it would in accordance with Israeli GAAP.

     Most of the Company's current real estate projects in Israel have been awarded to the Company or to third party contractors for whom the Company acts as subcontractor through competitive bidding and raffle processes conducted by the Israeli Government. The Company acts as a general contractor, subcontracting all of its construction work to independent subcontractors. The Company typically negotiates an upfront flat fee with each of its subcontractors prior to the commencement of a project. Accordingly, the Company is then able to estimate the gross profit, before operating expenses, to be derived from a given project, subject to the Company's ability to complete the project on schedule or at the anticipated cost and, in certain cases, to sell the units at the estimated unit sales prices. Further, most of the Company's contracts contain penalty provisions in the event of a delay in the completion of a particular project. Such penalty provisions require the Company to pay various amounts according to the extent of the delay. Penalty payments may reduce or eliminate the Company's projected gross profit on a particular project or result in a loss. See "Description of Business-Principal Projects." In addition, the Company may experience variability in revenues on a quarterly basis as a result of the timing of completion of new projects and the recording of revenues anticipated to be derived from such projects for financial reporting purposes.

     The Company maintains its accounts and presents its financial statements in NIS. All NIS amounts reflect the historical amounts adjusted for changes in the general purchasing power of the NIS as measured by changes in the CPI and compiled in the manner explained in
Note 2b of Notes to Consolidated Financial Statements. For convenience purposes, the financial data presented herein for the period from July 1, 1995 (commencement of operations) to December 31, 1995 and the for the years ended December 31, 1996 and 1997, have been translated into dollars using the representative exchange rate on December 31, 1997 of NIS 3.536 = $1.00, as published by the Bank of Israel. See "Description of Business--Conditions in Israel--Economic Conditions."


Relationship With Engel:
-----------------------

     Approximately 32% of the Company's revenues for the year ended December 31, 1997 were derived from projects awarded to Engel, for which the Company was engaged by Engel to act as a general contractor. Moshe Schnapp, the Company's President and Chief Executive Officer, is the former chief executive officer of Engel. Yaron Yenni, a director of the company and its Chief Financial Officer and Secretary, was a director of Engel until December 1997. As a result of this relationship, the Company was in a position to enter into agreements with Engel under which the Company would act as general contractor for contracts awarded to Engel. Engel, whose shares are publicly traded on the Tel-Aviv Stock Exchange and on The Nasdaq National Market, is one of the major real estate development and construction companies in Israel. The Company recognized that Engel was in a better position to win bids for the projects sought by the Company due to Engel's past operating history and capital resources, both of which are important factors considered by Israeli governmental agencies in awarding real estate development and construction projects. Accordingly, Engel would participate in the bidding process and engage the Company as the general contractor to manage the construction of the project and to make subcontracting arrangements with respect to the construction activity, with Engel receiving a portion of the revenues or profits from the project.

     Although the Company intends to continue to do business with Engel, the Company does not expect that subcontracting with Engel will continue to comprise such a significant portion of the Company's future revenue. As indicated by the most recent projects awarded to the Company, the Company believes that it now has independent capabilities to qualify for project awards. See "Description of Business--Principal Projects." The Company also believes that the increase in liquidity provided by the proceeds of the Offering has reduced its dependence upon Engel in qualifying for such awards. The Company intends to continue focusing its efforts on directly contracting for real estate development and construction projects, and the Company will seek to obtain such projects by participating directly in the competitive bidding processes conducted by the Israeli Government. However, there can be no assurance that the Company will be successful in competing for future bids independently of Engel. The Company's failure to obtain such bids would adversely effect its financial results.

     Furthermore, Engel, although also engaged in real estate activities relating to both residential units and public buildings, concentrates primarily on the construction of higher-scale residential units. The Company also concentrates and intends to continue to evenly balance its efforts between residential units and public buildings. However, with respect to residential units, the Company focuses on moderately priced multi-family units, and the Company's public building projects are on a substantially smaller scale than those projects undertaken by Engel. Furthermore, unlike Engel's projects, the Company's projects are located primarily in developing areas of northern Israel and outlying suburbs. Accordingly, although Engel could compete with the Company for its projects, the Company does not believe that Engel will compete for the type of projects bid for by the Company in the near future, nor does the Company have any present plan to compete with Engel for the type of projects typically sought by Engel. However, in the event that the Company and Engel compete for projects in the future, it is the opinion of management that such competition would not have a material adverse effect on the Company's business or on the Company's ability to continue to do business with Engel in the future. See "Description of Business--Principal Projects."


Results of Operations:
----------------------

     The Company commenced its business activities on July 1, 1995. For the period from July 1, 1995 to December 31, 1995, the Company had consulting revenues of NIS 132,534 ($37,481). The Company incurred operating expenses, including selling, general and administrative expenses, of NIS 1,123,705 ($317,790) during such period, consisting primarily of start-up costs associated with the Company's executive offices, resulting in an operating loss of NIS 991,171 ($280,308) for the period.

FISCAL YEAR ENDED DECEMBER 31, 1996 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997

     For the year ended December 31, 1997, the Company had total revenues of NIS 124,359,135 ($35,169,439), an increase of NIS101,061,987 ($28,580,879), or
434%, compared to NIS 23,297,148 ($6,588,560) for the year ended December 31, 1996, primarily as a result of increased development and construction activities and the sale of real estate development rights. Revenues from contracting were NIS 89,628,729 ($25,347,491), an increase of NIS66,331,581
($18,758,931), or 285%, compared to NIS 23,297,148 ($6,588,560) for the year ended December 31, 1996. This increase is primarily a result of the Company's ability to qualify to participate in tenders independently and its ability to participate in more tenders in 1997, due to its increased capital resources and longer operating history. During the initial phases of its operations in 1996, the Company was limited in its ability to participate in tenders independently, due to its limited operating history and capital resources. Accordingly, the Company acted as general contractor for Engel and other larger contractors, who submitted winning bids in tenders in which the Company was not eligible to participate, and shared the revenues from these projects with such other contractors. The Company also had revenues of NIS 13,547,318 ($3,831,255) from the sale of real estate development rights, NIS 18,744,334 ($5,301,000) from the sale of real estate development rights to related parties, and NIS 2,438,754 ($689,693) from consulting, activities from which the Company did not derive any revenues for the year ended December 31, 1996.

     Total costs of revenues amounted to NIS 88,743,589 ($25,097,169), an increase of NIS 68,286,182 ($19,311,703), or 334%, compared to NIS 20,457,407
($5,785,466) for the year ended December 31, 1996. Gross profit, as a percentage of total revenues, increased to 28.6% for the year ended December 31, 1997, from 12.2% for the year ended December 31, 1996, primarily as a result of sales of real estate development rights which generate higher profit margins than contracting. Gross profit margins for contracting decreased to 7.2% for the year ended December 31, 1996, from 12.2% for the year ended December 31, 1997, primarily as a result of certain projects that generated relatively lower profit margins in 1997.

     Total operating expenses, including selling, general and administrative expenses, were NIS 7,112,980 ($2,011,589) for the year ended December 31, 1997, an increase of NIS 4,872,871 ($1,378,074), or 218%, compared to NIS
2,240,109 ($633,515) for the year ended December 31, 1996, primarily as a result of the cost of additional rented office space, professional and other fees incurred in connection with new operations and start-up costs associated with foreign operations.

     As a result of the foregoing, the Company had net income of NIS 23,208,432 ($6,563,471) for the year ended December 31, 1997, an increase of NIS 23,159,786 ($6,549,713), or 47,609%, as compared to the year ended
December 31, 1996 and earnings per share of NIS 4.56 ($1.29) for the year ended December 31, 1997, an increase of NIS 4.54 ($1.28) as compared to the year ended December 31, 1996.

     The differences between U.S. GAAP and Israeli GAAP for the year ended December 31, 1997 are primarily in the accounting treatment of the release of Program Shares from the Deferrence Program. For U.S. GAAP purposes, the release of Program Shares held by officers, directors and employees of the Company from the Deferrence Program is deemed compensatory, resulting in a compensation expense of NIS 28,217,280 ($7,980,000). As a result, under U.S. GAAP the Company had a net loss of NIS 4,753,684 ($1,344,368) and a net loss per share of NIS 0.93 ($0.26). See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Charge to Income as a Result of Release of Performance Shares from Deferrence Program."

Public Offering:
---------------

     In February 1997, the Company completed its initial public offering of 2,300,000 units, consisting of 2,300,000 Class A Ordinary Shares, 2,300,000 redeemable Class A Warrants and 2,300,000 redeemable Class B Warrants. The gross proceeds amounted to $11,500,000 and the net proceeds after offering expenses amounted to approximately $9,500,000.


Liquidity and Capital Resources:
-------------------------------

     The Company's business is capital intensive and requires substantial up-front expenditures for land development contracts and construction. Accordingly, the Company requires a substantial amount of cash on hand and lines of credit from banks to conduct its business. The Company has to date financed its working capital needs on a project-by-project basis, primarily from construction loans from banks, private fundings of equity and debt, with the proceeds of the Offering and with proceeds from the sale of real estate development rights. At December 31, 1997, the Company had working capital of NIS 38,776,767 ($10,966,281) and retained earnings of NIS $22,232,582
($6,287,495).

     The Company typically finances residential projects through customer deposits and construction loans. Under its existing policy, the Company generally will not commence substantial construction of a project until a substantial portion of the units have been sold to homebuyers and the Company has received downpayments or complete payments from the unit purchasers.
Under Israeli law, the Company is required to secure the payments received from unit purchasers with guarantees until the project is completed. The banks will generally require the Company to deposit with the bank, promptly upon receipt, all such funds received from unit purchasers, and the bank will then release such amounts to the Company from time to time as are needed for the completion of the project in accordance with the determination of a project supervisor appointed by the bank. The financing banks generally will also require a lien on all of the Company's rights with respect to a project. Such bank financing may cover only a specific percentage of the project costs. Accordingly, the Company may be required to obtain additional funds to complete the project.

     The Company also obtains bank financing for its public works projects. For certain of these projects, the Company will receive payments from time to time over the course of project completion from the entity requisitioning the work. In such cases, the Company is generally required to deposit such amounts with a bank which provides the entity with a guarantee for such amount. Funds are released from the bank as needed in accordance with the determination of a bank supervisor. In addition, the bank may issue construction loans necessary for the completion of the project. The bank will also require a general lien on the Company's rights with respect to the project.

     The Israeli Examiner of Banks has issued directives that are intended to limit the overall amount of credit extended to contractors and real estate developers to up to 20% of all loans issued by the bank. This directive has created difficulties for developers, such as the Company, in obtaining bank financing for real estate projects. The Company believes that this limitation requires banks to carefully select developers to whom they will provide financing.

     At December 31, 1997, the Company had outstanding indebtedness in the aggregate amount of approximately NIS 17,920,000 ($5,068,000) which is secured by the Company's rights under its projects, including all receivables relating to the projects and the Company's right in the land and all improvements thereon. Such outstanding indebtedness bears interest at rates ranging from the prime rate plus 0.6% to prime rate plus 2.6% and, for indebtedness which is linked to the U.S. dollar, at the rate of 6.25% per annum. Substantially all of the Company's present outstanding indebtedness to banks with respect to its projects is guaranteed by Moshe Schnapp, the Company's President and Chief executive Officer.

     In August 1995, the Company entered into an agreement with Engel pursuant to which Engel was required to engage the Company as the subcontractor for each project it was awarded in connection with the Mifal Hapayis project, as described under "Description of Business--Principal Projects." In October 1996, the Company modified its agreement with Engel and released Engel from its commitment to engage the Company as subcontractor in each Mifal Hapayis project awarded in the future to Engel. In consideration for such release, Engel is required to pay the Company NIS 300,000 ($84,842) for each future Mifal Happayis project entered into by Engel in exchange for certain limited services to be provided by the Company. See "Description of Business-- Principal Projects" and Note 20 of Notes to Consolidated Financial Statements.

     The Company has purchased for nominal consideration an equity interest of approximately 18% in Alir-Schnapp Industrial Building Ltd. ("AS"), an Israeli corporation organized for the purpose of engaging in a specific real estate venture with the Company and certain other third parties. The Company has committed to loan up to $100,000 to AS upon request without interest for working capital purposes upon such terms as may be mutually agreed upon between the Company and AS. To date, one loan of NIS 220,000 ($62,217) has been extended to AS pursuant to this commitment.

     In March 1998, the Company sold a 25% interest in its project for the renovation of a group of apartment buildings in Tel-Aviv to an unrelated group of investors, for total consideration of $7 million.

     The Company's offices in Haifa are subject to a 15-year mortgage in the amount of NIS 355,200 ($100,452). The mortgage bears interest at the rate of 5.5% and requires payments in equal monthly installments in the amount of approximately NIS 3,100 ($877), subject to adjustments in accordance with the CPI. In December 1996, the company leased additional office space in a neighboring building in Haifa, as of January 1997 for a term of five years. The Company is committed to an annual payment of NIS 1,945 ($550) under this lease. In November 1997, the Company leased additional office space in Tel-Aviv as of December 1, 1997 for a term of one year. The Company is committed to monthly payments of NIS 12,680 ($3,586) under this lease. The Company's U.S. subsidiary, Genesis Development and Construction, Inc., has leased office space in New City, New York. The term of such lease is for one year, commencing March, 1997, with an option to extend such term for two additional years. The Company is committed to monthly payments of NIS 4,508 ($1,275) under this lease.

     The Company is required to provide certain amounts as collateral security to the Ministry of the Interior as a condition to employment of foreign workers. At December 31, 1997, the Company had provided collateral security in the amount of NIS 136,000 ($38,462) for this purpose.

     The Company from time to time provides guarantees on behalf of and loans to third parties in connection with borrowings relating to projects undertaken by such third parties, for which the Company will be entitled to a fee. At December 31, 1997, the Company had outstanding loans and guarantees to third parties in the aggregate principal amount of NIS 1,512,611 ($427,775). In addition, at such date the Company provided for a fee the necessary guarantees to secure the payments made by unit purchasers in a project undertaken by a third party. The total payments estimated to be received by such third party from the unit purchasers is NIS 9,415,000 ($2,662,613). See "Description of Business--Other Real Estate Activities--Yokne'am."


CHARGE TO INCOME AS A RESULT OF RELEASE OF PERFORMANCE SHARES FROM DEFERRENCE
-----------------------------------------------------------------------------
PROGRAM:
-------

     In the year ended December 31, 1997 the Company attained the earnings thresholds required for the release of all of the Performance Shares from the Deferrence Program. The release of Performance Shares held by Company officers, directors, employees or consultants is treated, for U.S. GAAP financial reporting purposes, as a compensation expense of the Company. Accordingly, the Company recognized in its U.S. GAAP reconciliation for the year ended December 31, 1997, a non-cash charge to earnings of NIS 28,217,280 ($7,980,000), resulting in a net loss of NIS 4,753,684 ($1,344,368) for U.S.
GAAP financial reporting purposes for the year ended December 31, 1997. The amount of this charge was equal to the fair market value of the released Performance Shares held by Company officers, directors, employees and consultants on December 31, 1997, the date of release from the Deferrence Program. Although the amount of compensation expense recognized by the Company in its U.S. GAAP reconciliation does not affect the Company's total shareholders' equity, it may have a depressive effect on the market price of the Company's Securities.

IMPACT OF INFLATION AND DEVALUATION ON RESULTS OF OPERATIONS;
-------------------------------------------------------------
IMPACT ON MONETARY ASSETS AND LIABILITIES:
------------------------------------------

     For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the dollar and other currencies. However, since the institution of the Israeli Economic Program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished. For the calendar year 1996, the annual rate of inflation in Israel was approximately 10.6%, and in 1997 was approximately 7%. The Company's expenses are primarily incurred in the Israeli currency. Because governmental policies in Israel linked exchange rates to a weighted basket of foreign currencies, the exchange rate between the NIS and the dollar has remained more stable in recent years than in prior years. The Bank of Israel recently adopted measures to liberalize foreign currency regulations. The implementation of certain of these measures is subject to further legislation. See "Exchange Controls and Other Limitations Affecting Security Holders."

     Substantially all of the Company's contracts for the purchase of raw materials and for construction are linked to the Israeli Building Cost Index ("BCI"). The BCI is an index which reflects the costs of raw materials in the building industry, and the changes in such index reflect the fluctuations of such costs. The Company's agreements to pay subcontractors as well as most arrangements providing for payments to the company are also generally linked to the BCI. Accordingly, an increase in the rate of inflation in Israel would not significantly affect the Company's financial results. To the extent the Company enters into agreements for payments by or to the Company which are instead linked to the CPI, the difference in fluctuations of the two indexes may adversely affect the Company's financial results.


SEASONALITY:
-----------

     As a result of various factors, including reduced work hours, vacations and travel abroad, Israel experiences a traditional slow down of business activities during the summer months and a recurring decrease in real estate activities. In addition, the BCI is usually higher during the summer months than the rest of the year. This decrease in real estate activity is generally corrected by an increase in activity in the autumn and winter months.


Year 2000
---------

     The Company has performed a review of its Year 2000 preparedness, its accounting systems and billing arrangements. The Company believes that it will not incur material costs in connection with becoming Year 2000 compliant.

ITEM 9A.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------     ----------------------------------------------------------

     Not applicable.


ITEM 10.     DIRECTORS AND OFFICERS OF THE REGISTRANT
--------     ----------------------------------------

     The following table sets forth certain information concerning the directors and executive officers of the Company.


    Name              Age                 Positions
    ----              ---                 ---------

Eli Aran           47                  Chairman of the Board, President of
                                       the United States Subsidiary and
                                       Director
Moshe Schnapp      35                  President, Chief Executive Officer
                                       and Director
Yaron Yenni        36                  Chief Financial Officer, Secretary
                                       and Director
Shalom Rozenberg   36                  Director
Gary J. Strauss    44                  Director


     The directors of the Company are appointed by its shareholders in the annual general meeting (the "Ordinary General Meeting") and hold office until the next Ordinary General Meeting which is held at least once in every calendar year but not more than fifteen months after the holding of the last preceding Ordinary General Meeting. In the intervals between Ordinary General Meetings of the Company, the Board of Directors may appoint new directors to fill vacancies on or increase the number of members of the Board of Directors. The appointment and terms of office of all executive officers of the Company are determined by the Board of Directors. The terms of any employment arrangement with respect to directors, as well as officers who are also directors of the Company, must be approved pursuant to a meeting of shareholders. Pursuant to the terms of the Articles of Association of the Company, a majority of the Board of Directors and executive officers of the Company must be residents of Israel.

     The Company has agreed for a period of five years from the date of the Offering, if requested by the underwriter of the Offering (the "Underwriter"), to nominate a designee of the Underwriter to the Board of Directors. To date, the Underwriter has not selected such a designee.

     Eli Aran, a founder of the Company, has served as a director of the Company since the commencement of its operations in July 1995 and as the Chairman of the Board since November 1997. Mr. Aran has also served as a director and the President of Genesis Development and Construction, Inc., the Company's United States subsidiary, since its formation in February 1997. In addition, Mr. Aran serves as a director of Genesis Europe S.P.R.L., the Company's Belgian subsidiary, A.B. Stone B.V. and Stipula I.B.V. ( "Stipula"), the Company's Dutch subsidiaries. Since March 1991, Mr. Aran has served as the Vice President of Apollon Contractors International, a United States real estate development and construction company with Israeli and other international operations, with headquarters in New York City. From March 1991 to May 1994, Mr. Aran was the manager of Enpollon and Company, L.P., a real estate development and construction company with operations in Israel. During such time, Mr. Aran also served as a director of Hatishbe A.L. Holdings Ltd., a developer of a commercial shopping center in Israel.

     Moshe Schnapp, a founder of the Company, has served as the Company's President, Chief Executive Officer and a director since the commencement of its operations in July 1995. Mr. Schnapp also served as the Chairman of the Board until November 1997. From October 1992 to June 1995, Mr. Schnapp served as the Chief Executive Officer of Engel, and served as the Chief Financial Officer and a director of Engel from September 1990 to November 1992.

     Yaron Yenni has served as the Company's Chief Financial Officer and Secretary since October 1996. Mr. Yenni has also served as a director of the Company from October 1996 to January 1998 and since May 1998. In January 1998 Mr. Yenni was appointed chief executive officer of Genesis Construction Performance (94) Ltd., a subsidiary of the Company. Mr. Yenni has served as a director of Shay Bar Real Estate Investments Ltd., an Israeli public company trading on the Tel Aviv Stock Exchange, since August 1997. Mr. Yenni served as a director of Engel from November 1992 until December 1997, and from January 1995 to February 1997 he served as a director of Baumel Moshe & Sons Ltd. Mr. Yenni, a certified public accountant, served as Internal Auditor for Myrag Development Israel Ltd., a public holding company with investments in various Israeli enterprises, from March 1993 to October 1996. In addition, he served as an independent financial consultant for various Israeli companies until October 1996.

     Shalom Rozenberg has served as a director of the Company since
January 1997. Since June 1997 Mr. Rozenberg has served as an independent consultant to Carmel Container Systems Limited, an Israeli packing company trading on the American Stock Exchange, and until November 1994 served as its manager of sales, marketing and development in its industrial and agricultural divisions. From April 1987 to October 1994, Mr. Rozenberg was a marketing manager at Molet Hogla, an Israeli chemicals company, with responsibility for northern Israel and chain stores throughout Israel.

     Gary J. Strauss has served as a director of the Company since January 1997. Mr. Strauss has been engaged in the practice of real estate law in the New York City area for approximately 18 years. Mr. Strauss's areas of practice include real estate financing, leasing and acquisitions. Mr. Strauss has been a sole practitioner for more than the past five years.

     There are no family relationships among the officers or directors of the Company.


Alternate Directors:
-------------------

     The Company's Articles of Association provide that any director may appoint, by written notice to the Company, another director or any other individual approved by the Board of Directors, to serve as an alternate director for a specified period of time. Such other director or individual may act as an alternate director, and the same person may act as the alternate for several directors, and have a corresponding number of votes. Any alternate director possesses all of the power and authority of the director or directors who appointed such alternate, subject to the provisions of the instrument of appointment.


Independent Directors; Approval of Certain Transactions; Audit Committee:
------------------------------------------------------------------------

     The Israeli Companies Ordinance (New Version) 1983 (the "Companies Ordinance") provides that "Publicly Held" Israeli companies (as such term is defined therein) are required to appoint at least two independent directors (the "Independent Directors") who have been approved by a statutory committee consisting of the Chairman of the Israeli Securities Authority, the Chairman of the Tel Aviv Stock Exchange and a member of the Israeli judiciary who acts as Chairman of the Committee. The Companies Ordinance details certain standards of independence and obligations of the Independent Directors. The Independent Directors must be residents of Israel and unaffiliated with the company, its principals or affiliated companies. They are entitled to obtain all information relating to the company's management and assets and to receive assistance, in special cases, from outside experts at the expense of the company. The Companies Ordinance imposes an obligation on these directors to report infringements of law and good business practice as well as improper conduct to the chairman of the board of directors of the company and in some cases to the Israeli Securities Authority. Under the Companies Ordinance, any committee of the board of directors must include at least one Independent Director. The Independent Directors are appointed for a five year term and may not be reappointed as Independent Directors for the same company until two years have passed since the conclusion of their term or for any other office of the same company until one year has passed since such conclusion.

     Under the Companies Ordinance, such "Publicly Held" companies are also required to establish an audit committee of the Board of Directors consisting of at least three members, two of whom are the Independent Directors, and to appoint an internal auditor. The role of the internal auditor is to examine, among other things, whether the Company's acts comply with the law, proper conduct and good business practice.

     The District Court of Tel Aviv, Israel, has ruled that companies registered under the laws of Israel whose shares have been offered to the public only outside of Israel are also required to comply with the above requirements. An appeal was subsequently filed with the Israeli Supreme Court and, pursuant to an agreement between the parties, the Supreme Court overturned the District Court decision in February 1997. However, the Supreme Court expressed no opinion regarding the subject matter of the appeal. If the Company is required to comply with the above requirements, the Company will appoint such Independent Directors, will conform the composition of its audit committee to comply with the Companies Ordinance requirements and will otherwise comply with such requirements.


ITEM 11.     COMPENSATION OF DIRECTORS AND OFFICERS
--------     --------------------------------------

     During 1997, the Company paid compensation in an aggregate amount of NIS 990,931 ($280,241) to all of its directors and officers. See "Certain Transactions."

     Under current Company policy, directors who are employees of the Company receive no compensation for serving on the Board, and non-employee directors residing in Israel receive only de minimus compensation pursuant to the minimum prescribed by Israeli law. Each non-employee director residing in the United States receives $500 plus reimbursement of out-of-pocket expenses for each Board meeting in which he participates. In addition, subject to compliance with the Companies Ordinance, non-employee directors are not precluded from serving the Company in any other capacity and receiving compensation therefor. As directors are not eligible to participate in the Company's share option plans, it is the policy of the Company that each non-employee director residing in the United States receives each year as an annual retainer fee a five-year option to purchase up to 7,500 Class A Ordinary Shares at an exercise price equal to the fair market value thereof on the date of grant. As of the date of this report, each of Messrs. Aran and Strauss has received an option, to purchase 15,000 Class A Ordinary Shares at an exercise price of $5 per share.

     Israeli law generally requires severance pay, which may be funded by Managers' Insurance, described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments thereto amount to approximately 8.3% of wages paid during the employment period. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 12% of wages (up to a specified amount), a portion of which are contributed by the Company pursuant to Israeli law requirements.

     A general practice followed by the Company, although not legally required, is the contribution of funds on behalf of certain of its employees to a fund known as "Managers' Insurance." This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. The Company decides whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of such employee's salary and the Company contributes between 13.3% and 15.8% of the employee's salary.


Employment Agreement:
--------------------

     The Company has entered into a three-year employment agreement with its President, Moshe Schnapp, which expires on December 31, 1999. The agreement provides for an annual base salary of $200,000, plus a $50,000 bonus during any year in which the Company attains the minimum target for release of Performance Shares from the Deferrence Program for such year. See "Control of Registrant--Performance Shares." The targets for release of all of the Performance Shares from the Deferrence Program were attained in the Company's 1997 fiscal, entitling Mr. Schnapp to the $50,000 bonus for each of the three years covered by his employment agreement. Mr. Schnapp's compensation may not be increased during the initial three-year term without the consent of the Underwriter. The agreement contains customary confidentiality and non-compete provisions.


ITEM 12.     OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
--------     --------------------------------------------------------------

     In November 1996, the Board of Directors of the Company adopted the Schnapp Equity Limited Share Option Plan (the "First Option Plan") pursuant to which 300,000 Class A Ordinary Shares were reserved for issuance upon the exercise of options granted to employees of the Company. In November 1997, the shareholders of the Company approved the adoption of the Genesis Development and Construction Ltd. Employee Share Option Plan (the "Second Share Option Plan" and, together with the First Share Option Plan, collectively the "Option Plans"), pursuant to which 400,000 Class A Ordinary Shares were reserved for issuance upon the exercise of options granted to employees of the Company. All of the options provided for pursuant to the Option Plans, as well as options to purchase up to 30,000 additional Class A Ordinary Shares granted other than pursuant to the Option Plans, are held by directors and officers of the Company. Options granted pursuant to the Option Plans expire on July 31, 1998. Of the 30,000 options granted other than pursuant to the Option Plans, 15,000 options expire on February 22, 2002 and the remaining 15,000 options expire on November 9, 2002.

ITEM 13.     INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
--------     ----------------------------------------------

     During the initial phases of the Company's operations, Moshe Schnapp, the Company's President, provided personal guarantees to secure the Company's obligations to banks for construction loans and guarantees provided by such banks with respect to projects. At December 31, 1997, the Company had outstanding indebtedness in the amount of approximately NIS 5,984,000 ($1,692,000) which was guaranteed by Mr. Schnapp. Mr. Schnapp has also provided a personal guarantee with respect to the mortgage on the Company's executive offices in the amount of NIS 320,000 ($98,000). See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

     In September 1997, the Company sold a 50% interest in Stipula, the Company's Dutch subsidiary through which the Company holds its interests in its Rassnitz and Moscow construction projects, to Shay Bar. Yaron Yenni, a director of the Company and its Chief Financial Officer and Secretary, has served as a director of Shay Bar since August 1997 and is the owner of 10.15% of its outstanding share capital. His father, David Yenni, is chairman and the chief executive officer of Shay Bar and is the owner of 17.20% of its outstanding share capital. Shay Bar paid $3,300,000 for its interest, of which $1,800,000 was paid in September 1997, $750,000 was paid in April 1998 and the balance of $750,000 is due in December 1998. See Note 27(e) of Notes to Consolidated Financial Statements. David Yenni has served as an independent consultant to Stipula from August 1994 until December 1997.

     In June 1997, the Company agreed to sell a 54.9% limited partnership interest in its Rehovot construction project to a group of individual investors, which included the Company's Chairman, Eli Aran. Mr. Aran acquired a 3.2% indirect interest in the project for total consideration of $350,000. Mr. Aran paid $58,334 and delivered a promissory note in the principal amount of $175,000 on October 14, 1997 and paid the balance of $116,666 on December 31, 1997. The promissory note bears interest at an annual rate of 8.5% and is payable on December 31, 2003. See Note 27(d) of Notes to Consolidated Financial Statements.

     In November 1996, Gary J. Strauss, a director of the Company, purchased $50,000 principal amount of Bridge Notes and 25,000 bridge warrants ("Bridge Warrants") in the Company's November 1996 private placement. The Bridge Notes were repaid in full with the proceeds of the Offering, and the Bridge Warrants were exchanged on the closing of the Offering for an equal number of the Company's redeemable Class A Warrants.

     In October 1996, Moshe Schnapp entered into an agreement with each of the other existing shareholders of the Company providing Mr. Schnapp with the right to vote and a right of first refusal, with respect to all of their shares until the earlier of October 23, 2001 or the cessation of Mr. Schnapp to act as the chief executive officer of the Company.

     In December 1995, Dashwood, a principal shareholder of the Company, purchased 600,000 Class B Ordinary Shares for a purchase price of $200,000 and made a no-interest loan to the Company in the principal amount of $300,000. Such loan, which was payable on June 30, 1997, was repaid out of the proceeds of the Offering. Under the original terms of such indebtedness to Dashwood, Dashwood had the option to convert such indebtedness into additional Class B Ordinary Shares representing 20% of the outstanding Ordinary Shares of the Company. In September 1996, the Company and Dashwood entered into an agreement providing that such option could not be exercised until the maturity date of the loan, and the option was canceled upon the completion of the Offering. Pursuant to the agreement, Dashwood granted Moshe Schnapp the sole right to vote all of its Class B Ordinary Shares until the earlier of September 30, 2001 or the cessation of Mr. Schnapp to act as chief executive officer of the Company. In addition, Dashwood has granted Mr. Schnapp a right of first refusal with respect to any transfer of such Class B Ordinary Shares during such period. Pursuant to such right of first refusal, Mr. Schnapp will be entitled to purchase from Dashwood for a 30-day period after the giving of notice by Dashwood, any shares proposed to be sold by Dashwood. Pursuant to the agreement, any proposed transfer of shares by Dashwood must be on an arms-length basis and for fair value.

     See "Options to Purchase Securities from Registrant or Subsidiaries" and "Compensation of Directors and Officers--Employment Agreement" for a discussion of the options granted to the Company's non-employee directors residing in the United States and the employment agreement between the Company and Moshe Schnapp.


                               Part II
                               -------

ITEM 14.     DESCRIPTION OF SECURITIES TO BE REGISTERED
--------     ------------------------------------------

     Not applicable.


                              Part III
                              --------

ITEM 15.     DEFAULTS UPON SENIOR SECURITIES
--------     -------------------------------

     None.


ITEM 16.     CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED
--------     ---------------------------------------------------------
             SECURITIES AND USE OF PROCEEDS
             ------------------------------

     None.

                            Part IV
                            -------

ITEM 17.     FINANCIAL STATEMENTS
--------     --------------------

     See page F-1.


ITEM 18.     FINANCIAL STATEMENTS
--------     --------------------

     Not Applicable.


ITEM 19.     FINANCIAL STATEMENTS AND EXHIBITS
--------     ---------------------------------

     (a) Financial Statements:

         See page F-1.

     (b) Exhibits:

         23(a)  Consent of Kost Levary and Forer

    GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

               CONSOLIDATED FINANCIAL STATEMENTS

                    AS OF DECEMBER 31, 1997


              ADJUSTED TO THE NIS OF DECEMBER 1997




                             INDEX

                                                        Page
                                                      --------
     Report of Independent Auditors                       F-2

     Consolidated Financial Statements -
       in Adjusted New Israeli Shekels (NIS):

     -  Balance Sheets                                    F-4

     -  Statements of Operations                          F-6

     -  Statements of Changes in Shareholders' Equity     F-7

     -  Statements of Cash Flows                          F-8

     Notes to the Consolidated Financial Statements      F-10

Kost Levary & Forer
A Member of
Ernst & Young International





              REPORT OF INDEPENDENT PUBLIC AUDITORS

                     TO THE SHAREHOLDERS OF

   GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES


We have audited the accompanying consolidated balance sheets of Genesis Development and Construction Ltd. and Subsidiaries ("the Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 1997 and for the period from July 1, 1995 (Commencement of Operations) to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1997 financial statements of the foreign wholly owned subsidiaries of the Company which statements reflect total assets constituting 20% as of December 31, 1997 and total revenues constituting 26% of the related consolidated totals for the year ended December 31, 1997.
Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for these subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States and Israel, including those prescribed by the Israeli Auditor's Regulations (Mode of Performance) 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

The aforementioned financial statements have been prepared on the basis of the historical costs adjusted to reflect the changes in the general purchasing power of the Israeli currency as measured by the changes in the Israeli Consumer Price Index, in accordance with Opinions No. 36 and 50 of the Institute of Certified Public Accountants in Israel.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1997 and 1996, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 1997 and for the period from July 1, 1995 to December 31, 1995, in conformity with generally accepted accounting principles in Israel which differ in certain respects from those followed in the United States (see Note 29 to the financial statements).


Haifa, Israel                     KOST, LEVARY and FORER
March 23, 1998             Certified Public Accountants (Israel)
                          A member of Ernst & Young International

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
ADJUSTED IN NIS OF DECEMBER 1997
                                                             DECEMBER 31,           DECEMBER 31,
                                                         1996           1997            1997
                                                    -------------   -------------   -------------
                                                                                     CONVENIENCE
                                                                                     TRANSLATION
                                                                                      (NOTE2A)
                                                              ADJUSTED NIS              U.S.$
                                                    -----------------------------   -------------
ASSETS (Notes 20 and 22)

CURRENT ASSETS:
 Cash and cash equivalents                             5,275,578      13,946,797       3,944,230
 Bank deposits and marketable securities in
  restricted deposits (Note 3)                        16,008,801      47,873,401      13,538,858
 Contract receivables (Note 4)                         4,014,036       9,810,276       2,774,399
 Prepaid expenses and other accounts
  receivables (Note 5)                                 3,505,055       5,633,300       1,593,127
 Related party receivables (Note 6)                            -       6,254,030       1,768,675
 Cost and estimated earnings in excess of
  billings on uncompleted contracts (Note 7)           2,865,784      16,537,042       4,676,765
 Loan to affiliated companies (Note 8)                         -       3,383,895         956,984
                                                   -------------   -------------   -------------
 Total current assets                                 31,669,254     103,438,741      29,253,038
                                                    -------------   -------------   -------------

LONG-TERM RECEIVABLES AND DEPOSITS
 Related parties (Note 9)                                      -       7,647,943       2,162,880
  Other (Note 9)                                               -       3,624,400       1,025,000
                                                    -------------   -------------   -------------
                                                               -      11,272,343       3,187,880
                                                    -------------   -------------   -------------
LONG-TERM INVESTMENTS
 Equity in Joint Ventures (Note 10)                            -      12,753,547       3,606,772
 Land under development (Note 11)                              -      16,930,000       4,787,896
                                                    -------------   -------------   -------------
                                                               -      29,683,547       8,394,668
                                                    -------------   -------------   -------------

FIXED ASSETS (Note 12):
 Cost                                                  1,350,801       3,321,139         939,236
 Less accumulated depreciation                          (133,478)       (402,586)       (113,854)
                                                    -------------   -------------   -------------
 Total fixed assets                                    1,217,323       2,918,553         825,382
                                                    -------------   -------------   -------------

OTHER ASSETS                                           1,327,370               -               -
                                                    -------------   -------------   -------------

                                                      34,213,947     147,313,184      41,660,968
                                                    =============   =============   =============


The accompanying notes are an integral part of the consolidated financial statements

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
ADJUSTED IN NIS OF DECEMBER  1997
                                                             DECEMBER 31,           DECEMBER 31,
                                                         1996           1997            1997
                                                    -------------   -------------   -------------
                                                                                     CONVENIENCE
                                                                                     TRANSLATION
                                                                                      (NOTE2A)
                                                              ADJUSTED NIS              U.S.$
                                                    -----------------------------   -------------
LIABILITIES AND
 SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Bank credits and short-term loans (Note 13)           7,568,148      17,919,896       5,067,844
 Bridge Notes (Note 14)                                7,009,426               -               -
 Trade payables (Note 15)                              7,192,527      37,552,822      10,620,142
 Accrued expenses and other liabilities (Note 16)        994,358       3,249,951         919,104
 Billings in excess of costs and estimated
  earnings on uncompleted contracts (Note 7)           9,549,242       3,154,827         892,202
 Related parties (Note 17)                             1,093,282         112,777          31,894
 Current maturities of long-term debt                     52,064       2,671,701         755,571
                                                    -------------   -------------   -------------
 Total current liabilities                            33,409,047      64,661,974      18,286,757
                                                    -------------   -------------   -------------

LONG-TERM LIABILITIES
 Long-term loans, net of current maturities
  (Note 18)                                              628,759      19,919,039       5,633,212
 Deferred tax liabilities (Note 23c)                           -       3,536,000       1,000,000
                                                    -------------   -------------   -------------
                                                         628,759      23,455,039       6,633,212
                                                    -------------   -------------   -------------

SEVERANCE PAY, net (Note 19)                              33,049          77,802          22,003
                                                    -------------   -------------   -------------

MINORITY INTEREST                                              -       3,038,658         859,349
                                                    -------------   -------------   -------------

SHAREHOLDERS' EQUITY
 Share capital (Note 21)
  Authorized: 42,000,000 Class A Ordinary
  Shares of NIS 0.01 par value and 3,000,000
  Class B Ordinary Shares of NIS 0.10 par value;
  Issued and outstanding: 2,300,000 Class A
  Ordinary Shares and 3,000,000 Class B Ordinary
  Shares (1996:3,000,000 Class B Ordinary Shares)        325,513         576,523         163,044
 Additional paid-in capital                              793,429      33,270,606       9,409,108
 Retained earnings (accumulated loss)                  (975,850)     22,232,582       6,287,495
                                                    -------------   -------------   -------------
 Total shareholders' equity                              143,092      56,079,711      15,859,647
                                                    -------------   -------------   -------------

                                                      34,213,947     147,313,184      41,660,968
                                                    =============   =============   =============



The accompanying notes are an integral part of the consolidated financial statements

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
ADJUSTED IN NIS OF DECEMBER 1997
                                    For the period
                                   from July 1, 1995
                                   (commencement of
                                    operations) to
                                     December 31,          For the year ended December 31,
                                                    ---------------------------------------------
                                        1995            1996            1997            1997
                                    -------------   -------------   -------------   -------------
                                                                                     Convenience
                                                                                     Translation
                                                                                      (Note 2a)
                                               Adjusted NIS                             U.S.$
                                    -------------------------------------------------------------
Revenues (Note 25a):
 Contracting                                   -      23,297,148      89,628,729      25,347,491)
 Sale of real estate development
  rights                                       -               -      13,547,318       3,831,255
 Sale of real estate development
  rights to related parties                    -               -      18,744,334       5,301,000
 Consulting                              132,534               -       2,438,754         689,693
                                    -------------   -------------   -------------   -------------
                                         132,534      23,297,148     124,359,135      35,169,439
                                    -------------   -------------   -------------   -------------

Cost of revenues (Note 25a)
 Contracting Costs                             -     (20,457,407)    (83,143,683)    (23,513,485)
 Cost of sale of real estate
  development rights                           -               -      (1,500,478)       (424,343)
 Cost of sale of real estate
  development rights to related
  parties                                      -               -      (4,099,428)     (1,159,341)
                                    -------------   -------------   -------------   -------------
                                               -     (20,457,407)    (88,743,589)    (25,097,169)
                                    -------------   -------------   -------------   -------------
Gross profit                             132,534       2,839,741      35,615,546      10,072,270
                                    -------------   -------------   -------------   -------------
Operating expenses
Selling, administrative and
 general expenses (Note 25c)            (314,740)     (1,900,486)     (7,112,980)     (2,011,589)
Consulting fees to related party        (808,965)       (339,623)              -               -
                                    -------------   -------------   -------------   -------------
Total operating expenses              (1,123,705)     (2,240,109)     (7,112,980)     (2,011,589)
                                    -------------   -------------   -------------   -------------
Operating income (loss)                 (991,171)        599,632      28,502,566       8,060,681
Financial income (expenses),
 net (Note 25d)                          (33,325)        266,106         786,715         222,487
Amortization of Bridge Notes
 issuance costs                                -        (817,092)       (843,438)       (238,529)
                                    -------------   -------------   -------------   -------------
Income (loss) before taxes
 on income                            (1,024,496)         48,646      28,445,843       8,044,639
Taxes on income (Note 23)                      -               -      (5,237,411)     (1,481,168)
                                    -------------   -------------   -------------   -------------
Income (loss) for the period          (1,024,496)         48,646      23,208,432       6,563,471
                                    =============   =============   =============   =============
Earnings (loss) per share                  (0.43)           0.02            4.56            1.29
                                    =============   =============   =============   =============

Weighted average number of shares      2,401,644       3,000,000       5,085,754       5,085,754
                                    =============   =============   =============   =============

The accompanying notes are an integral part of the consolidated financial statements

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
ADJUSTED TO THE NIS OF DECEMBER 1997

                                                                                   Retained
                                                                   Additional       Earnings
                                                     Share          paid-in       (Accumulated
                                     Shares          capital        capital         deficit)          Total
                                  -------------   -------------   -------------   -------------   -------------
                                                                   Adjusted NIS
                                  -----------------------------------------------------------------------------

Balance at January 1, 1995             176,000          25,950               -               -          25,950
 Issuance of ordinary shares            44,000           5,205         736,627               -         741,832
 Issuance of ordinary shares(a)        680,000          75,328         (75,328)              -               -
 Loss for the period                         -               -               -      (1,024,496)     (1,024,496)
                                  -------------   -------------   -------------   -------------   -------------

Balance at December 31, 1995           900,000         106,483         661,299      (1,024,496)       (256,714)
 Income for the year                         -               -               -          48,646          48,646
 Issuance of ordinary shares(b)      2,100,000         219,030        (219,030)              -               -
 Bridge warrants (Notes 13
  and 20e)                                   -               -         351,160               -         351,160
                                  -------------   -------------   -------------   -------------   -------------
Balance at December 31, 1996         3,000,000         325,513         793,429        (975,850)        143,092
Issuance of shares to public
 net of offering expenses            2,300,000         251,010      32,477,177               -      32,728,187
Income for the year                          -               -               -      23,208,432      23,208,432
                                  -------------   -------------   -------------   -------------   -------------

Balance at December 31, 1997         5,300,000         576,523      33,270,606      22,232,582      56,079,711
                                  =============   =============   =============   =============   =============


                                                          Convenience translation into U.S. dollars
                                                                        (Note 2a)
                                                  ---------------------------------------------------------------

Balance at January 1, 1997                              92,057         224,386        (275,976)         40,467
Issuance of share to public net of
 offering expenses                                      70,987       9,184,722               -       9,255,709
Income for the year                                          -               -       6,563,471       6,563,471
                                  -------------   -------------   -------------   -------------   -------------
Balance at December 31, 1997                           163,044       9,409,108       6,287,495      15,859,647
                                  =============   =============   =============   =============   =============

(a)     Represents a 3.09 for one share dividend.

(b)     Represents a 2.33 for one share dividend


The accompanying notes are an integral part of the consolidated financial statements.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
ADJUSTED TO THE NIS OF DECEMBER 1997
                                    For the period
                                   from July 1, 1995
                                   (commencement of
                                    operations) to
                                     December 31,          For the year ended December 31,
                                                    ---------------------------------------------
                                        1995            1996            1997            1997
                                    -------------   -------------   -------------   -------------
                                                                                     Convenience
                                                                                     Translation
                                                                                      (Note 2a)
                                               Adjusted NIS                             U.S.$
                                    -------------------------------------------------------------
Cash flows from operating
 activities:
Net income (loss)                    (1,024,496)          48,646      23,208,432       6,563,471
Adjustments required to reconcile
   net income (loss) to cash
   flows from operating activities:
 Gain on sale of marketable
  securities                                  -         (218,143)       (536,986)       (151,863)
 Depreciation and amortization           27,050          106,428         269,108          76,105
 Amortization of Bridge Notes
  issuance costs                              -          817,092         843,438         238,529
 Provision for severance pay                  -           33,049          44,753          12,656
 Erosion of principal of certain
  monetary items                        (12,924)         (72,849)       (174,894)        (49,461)
 Increase in contract receivables             -       (4,014,036)     (5,796,240)     (1,639,208)
 Increase in prepaid expenses and
  other accounts receivables         (1,291,406)      (1,357,288)     (2,971,682)       (840,407)
 Increase in related party receivables        -                -      (6,254,030)     (1,768,675)
 Increase in long-term receivables            -                -     (11,116,176)     (3,143,715)
 Increase in trade payables              30,176        7,162,351      30,360,295       8,586,056
 Increase in accrued expenses and
  other liabilities                     292,551          601,980       2,305,593         652,034
 Increase (decrease) in costs in
  excess of billings on uncompleted
  contracts                           1,565,901        5,117,557     (20,065,673)     (5,674,681)
 Increase in related parties
  liabilities                                 -                -         112,777          31,894
 Increase in deferred tax liabilities         -                -       3,536,000       1,000,000
                                    -------------   -------------   -------------   -------------
Net cash provided by (used in)
  operating activities                 (413,148)       8,224,787      13,764,715       3,892,735
                                    -------------   -------------   -------------   -------------
Cash flows from investing activities:
 Purchase of fixed assets              (539,451)        (811,350)     (1,970,338)       (557,223)
 Investment in cash and marketable
  securities in restricted deposit     (616,422)     (26,591,074)    (53,271,153)    (15,065,371)
 Proceeds from sale of marketable
  securities                                  -       11,416,838      21,943,539       6,205,752
 Short-term loan to a related party    (184,240)         184,240               -               -
 Loan to an affiliated company                -                -      (3,383,895)       (956,983)
 Long-term deposits                           -                -        (156,167)        (44,165)
 Increase in Equity in Joint Ventures         -                -     (12,753,547)     (3,606,772)
 Increase in Land Under Development           -                -     (16,930,000)     (4,787,896)
                                    -------------   -------------   -------------   -------------
Net cash used in investing
 activities:                         (1,340,113)     (15,801,346)    (66,521,561)    (18,812,658)
                                    -------------   -------------   -------------   -------------

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
ADJUSTED TO THE NIS OF DECEMBER 1997
                                    For the period
                                   from July 1, 1995
                                   (commencement of
                                    operations) to
                                     December 31,          For the year ended December 31,
                                                    ---------------------------------------------
                                        1995            1996            1997            1997
                                    -------------   -------------   -------------   -------------
                                                                                     Convenience
                                                                                     Translation
                                                                                      (Note 2a)
                                               Adjusted NIS                             U.S.$
                                    -------------------------------------------------------------
Cash flows from financing activities:
 Loan from shareholder                1,142,253                -               -               -
 Loan from shareholder repaid                 -                -      (1,093,282)       (309,186)
 Short-term loan from related
  parties, net                        1,653,527       (1,553,872)              -               -
 Issuance of share capital (including
  capital surplus)                      741,832                -      39,959,735      11,300,830
 Long-term loans received               122,270          594,590      22,225,027       6,285,358
 Long-term loans paid                         -          (36,037)       (140,216)        (39,654)
 Capital contributed by minority
  interest                                    -                -       3,038,658         859,349
 Bank credits, net                      336,380        7,231,769      10,351,748       2,927,531
 Bridge Notes received                        -        7,009,426               -               -
 Bridge Notes repaid                          -                -      (7,009,426)     (1,982,304)
 Bridge notes issuance costs                  -       (1,660,529)              -               -
 Bridge warrants                              -          351,159               -               -
 Offering expenses                            -       (1,327,370)     (5,904,179)     (1,669,734)
                                    -------------   -------------   -------------   -------------
Net cash provided by financing
  activities                          3,996,262       10,609,136      61,428,065      17,372,190
                                    -------------   -------------   -------------   -------------
Net increase in cash and cash
  equivalents                         2,243,001        3,032,577       8,671,219       2,452,267
Cash and cash equivalents at
  beginning of period                         -        2,243,001       5,275,578       1,491,963
                                    -------------   -------------   -------------   -------------
Cash and cash equivalents at the
  end of period                       2,243,001        5,275,578      13,946,797       3,994,230
                                    -------------   -------------   -------------   -------------
Supplemental disclosure of cash
 flows information:
 Cash paid during the year for:
  Interest                               61,309          515,347          56,489          15,975
                                    =============   =============   =============   =============
  Income taxes                                -                -         124,321          35,159
                                    =============   =============   =============   =============

The accompanying notes are an integral part of the consolidated financial statements.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-  GENERAL
  a. Genesis Development and Construction Ltd. ("Genesis"), an Israeli corporation, was incorporated in 1992 and was inactive until July 1, 1995, at which time it commenced its activity. Genesis and its subsidiaries operate in Israel, United States, Germany and Russia through its American and European subsidiaries (collectively the "Company" unless the context otherwise requires).

       The Company is engaged in three segments of the real estate industry:
       (i) development and construction, (ii) real estate sales transactions and (iii) provision of consulting, management and financial management services in connection with construction activity of others.

  b. Concentration of risks that may have a significant impact on the Company are as follows:

       1.   Real Estate Industry
            --------------------
            The real estate industry in Israel is cyclical and significantly affected by changes in general economic conditions, such as employment levels, availability of debt financing, interest rates, levels of immigration, government fiscal policies, general and local economic conditions that may affect the demand for public buildings and housing and various other factors. In addition, there is a limited quantities of land available for residential and public development in Israel. The real estate industry is also subject to the potential for significant variability and fluctuations in real estate values. In addition, contractors are subject to various risks, many of which are outside the control of the contractor. Such risks include the conditions of supply and demand in local markets, availability of government projects, delays in construction schedules, cost overruns and availability and cost of land, materials and labor.

       2.   Dependence on Suppliers
            -----------------------
            The building industry may from time to time experience fluctuating prices and supply for raw materials, as well as shortages of labor and other materials. Cement is the principal raw material utilized in the construction of Israeli homes and buildings. Nesher Israel Cement Enterprises Ltd. ("Nesher") is presently Israel's principal producer of cement. Most other cement must be imported. Accordingly, the Company's business is materially dependent upon Nesher for its cement.

            The construction industry employs mainly foreign labor brought to Israel under government supervision. Although there is currently no shortage of labor in Israel, there is no assurance as to the continuing availability of such foreign labor. A shortage of such labor would cause delays in construction of projects and a decrease in the Company's profitability.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-  GENERAL (Continued)

       3.   Dependence on Engel
            -------------------
            During the years ended December 31, 1996 and 1997, approximately 42% and 32%, respectively, of the Company's revenues were derived through contracts with Yaakov Engel Construction Enterprise Company Ltd. and its subsidiaries ("Engel"), pursuant to which the Company acted as subcontractor for projects awarded to Engel.

            Although the Company intends to continue to work with Engel on projects, the Company expects to reduce its dependence on Engel and increasingly focus on contracting directly with government entities in the future. (See Note 25a).

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

  The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel, which differ in certain respects from those followed in the United States, as described in Note 29.

  The significant accounting policies applied on a consistent basis are as follows:

  a.   Use of estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and their accompanying notes. Actual results could differ from those estimates.

  b.   Financial statements in adjusted Israeli currency:

       1.a) All figures in the accompanying financial statements are presented in adjusted New Israeli Shekels (NIS) which have a constant purchasing power (NIS of December 1997, which was published in January 1998), based upon the changes in the Israeli Consumer Price Index (CPI). The Government of Israel publishes the CPI each month.

       b) The financial statements are prepared in accordance with the Opinions of the Institute of Certified Public Accountants in Israel (the "Israeli Institute") and based on the accounts of the Company maintained in nominal NIS.

       c) The adjusted amounts of non-monetary assets do not necessarily represent realizable or current economic value, but only the original historical cost of those assets in terms of adjusted NIS. The term "cost" in these financial statements signifies cost in adjusted NIS.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Continued)

       2.a) Non-monetary items (mainly fixed assets, construction costs and shareholders' equity items derived from cash flow from shareholders) have been adjusted on the basis of the CPI at the time the related transactions were carried out. The components of the statement of income relating to non-monetary items (mainly depreciation) have been adjusted on the same basis used for the adjustment of the related balance sheet items.

       b) Monetary items (items whose amounts in the balance sheet reflect current or realizable values) are presented in the balance sheet as of December 31, 1997 in their nominal amounts (figures for the preceding periods have been adjusted to the December 1997 CPI).

       c) The components of the statements of operations (except for financing) relating to transactions carried out during the period
            - revenues, costs, etc., have been adjusted on a monthly basis according to the basis of the CPI at the time the related transactions were carried out. Erosion of monetary balances relating to the aforesaid transactions has been included in financial income or expenses.

       d) The components of the statement of operations relating to provisions included in the balance sheet, such as liability in respect of employee rights upon retirement and provisions for vacation pay have been determined on the basis of the changes in the balances of the related balance sheet items after their relative cash flows are taken into account.

       e) The financing component represents financial income and expenses in real terms, as well as the erosion of monetary items during the year.

       3.   Convenience translation into U.S. dollars:

            The adjusted financial statements as of December 31, 1997 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar as at December 31, 1997 (U.S. $1
            - NIS 3.536), as published by the Bank of Israel. The translations were made solely for the convenience of the readers.

            It should be noted that the adjusted New Israeli Shekel figures do not necessarily represent the current cost amounts of the various elements presented and that the translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into dollars.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Continued)

       4. Data regarding CPI, Israeli Building Cost Index ("BCI") and exchange rate of foreign currency:

            a) Most of the Company's contracts for construction are linked to the Israeli BCI. Set forth below is certain information concerning the CPI, the BCI and rate of exchange into U.S. dollars:

                                                    Exchange
                                                   rate of one
                                                   U.S. dollar         CPI*)            BCI*)
                                                  -------------    -------------    -------------
At the end of the period:
     December 1997                                  NIS 3.536       153.1 points     165.7 points
     December 1996                                  NIS 3.251       143.1 points     153.0 points
     December 1995                                  NIS 3.135       129.4 points     141.6 points
Changes during the period:
     December 1997 (12 months)                        8.77%            7.00%             8.30%
     December 1996 (12 months)                        3.70%           10.59%             8.05%
     December 1995 (6 months)                         6.24%            5.46%             1.51%
Real increase (decrease) in the CPI and BCI
 relative to the exchange rate of the dollar
 during the period:

                                                                       CPI*)            BCI*)
                                                                   -------------    -------------
     December 1997 (12 months)                                        (1.6%)            (0.4%)
     December 1996 (12 months)                                         6.6%              4.2%
     December 1995 (6 months)                                         (0.3%)            (4.5%)
*)     According to the CPI and BCI index for
       the month ending on balance sheet date
       on an average basis of 1993 = 100 and
       of 1992 = 100, respectively.

            b) Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate as published by the Bank of Israel on balance sheet date (figures for the preceding periods have been adjusted to the December 1997
                 CPI).

            c) Assets and liabilities linked to the CPI are included in the financial statements according to the index, last published prior to December 31, 1997.

            d) Assets and liabilities linked to the BCI are included in the financial statements according to the index, last published prior to December 31, 1997 (figures for the preceding periods have been adjusted to the December 1997
                 CPI).

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Continued)
       5. Adjustments of financial statements on the basis of the exchange rate of foreign currency:

            The financial statements of the foreign subsidiaries, which are operating independently of the Company, are adjusted on the basis of the exchange rates of the relevant foreign currency. The amounts included in the financial statements of those companies have been included in the consolidated financial statements according to Interpretation No. 8 of Opinion No. 36 of the Israeli Institute. Under this interpretation, at each balance sheet date, the balance sheet and the results of operations for the year then ended are translated into NIS at the rate of exchange prevailing at the end of the year for each foreign currency. Figures for preceding years are adjusted to year end Israeli CPI. The differences arising from the translation into NIS, which includes related changes in the Israeli CPI, is carried to the "cumulative translations adjustment" in shareholders' equity. In the current year, the cumulative transactions adjustments, which are to be related to foreign subsidiaries firstly consolidated, were immaterial and, therefore, were not recognized.

c.  Principles of consolidation:

       The consolidated financial statements include the financial statements of Genesis and its wholly owned subsidiaries listed below. Significant inter-company balances and transactions are eliminated in consolidation.

       Subsidiaries included in consolidation:
       Israeli subsidiaries
       --------------------
       * Genesis Construction Performance (1994) Ltd. ("GCP"), formerly T.S.M.G. Construction Company Ltd. and its wholly owned subsidiaries
       *    Shnapp TSLT Investment and Assets Ltd. - and its wholly owned subsidiary.
       Foreign subsidiaries
       --------------------
       * Genesis Development and Construction Inc. ("GDC USA") (incorporated under the laws of the state of Delaware, U.S.A.) and its subsidiary (51% interest)
       *    Genesis Europe SPRL - (incorporated under the laws of Belgium)
       * AB Stone B.V. (incorporated under the laws of Netherlands) and its subsidiary (50% interest).

  d.   Cash equivalents:

       Cash equivalents are short-term, highly liquid investments that are readily convertible into cash with maturities at the date acquired of three months or less, such as short-term deposits.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Continued)

  e.   Investments in debt and equity securities:

       Investments in marketable debt and equity securities, designated for
       sale in the short term are presented at market value.   Variations in
       market value are carried to the statement of operations.

  f.   Investments in affiliates:

       The investments in companies, partnership and joint ventures, over which the Company can exercise significant influence (generally, entities in which the Company holds 20% to 50% of ownership or voting rights) are presented using the equity method of accounting.

       The significant accounting policies of these affiliates are substantially the same as those used by the Company.

  g.   Allowance for doubtful accounts:

       The allowance for doubtful accounts is determined with respect to specific accounts receivables that are doubtful of collection.

  h.   Fixed assets:

       The assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

                                                    %
                                                ---------
                Office space                       4
                Office furniture and equipment     7-20
                Motor vehicles                     15

  i.   Revenue recognition:

       a. Revenue from fixed price contracts is recognized on the percentage of completion method. The percentage of completion method is also used for condominium projects in which the Company is a real estate developer and all units have been sold prior to the completion of the preliminary stage and at least 25% of the project has been carried out.

            Percentage of completion is measured by the percentage of costs incurred to balance sheet date to estimated total costs. Selling, general, and administrative costs are charged to expense as incurred. Profit incentives are included in revenues when their realization is reasonably assured.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Continued)

            Provisions for estimated losses on uncompleted projects are made in the period in which such losses are first determined, in the amount of the estimated loss of the full contract.

            Differences between estimates and actual costs and revenues are recognized in the year in which such differences are determined.

            The provision for warranties is provided at a certain percentage of revenues, based on the past experience of the Company's management.

            The asset "cost and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The liability "billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

       b. Revenue from projects built for sale is recognized on the completed contract method when both of the following conditions have been met:

               *  at least 90% of the project has been completed, and
               *  at least 75% of the units in the project have been sold

       c. Consulting and financial services contracts to manage construction activity of others, including financial management, are recognized only to the extent of the fee revenue. The fee revenue is based on the profits generated by the project and is recognized upon completion of the project when the profit is known.

       d. Profit on sale of a partial interest in real estate is recognized by the full accrual method when all of the following criteria are met:

       1.   The sale is consummated.
       2. The buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property.
       3.   The Company's receivable is not subject to future subordination.
       4. The Company has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not require a substantial continuing involvement in the property or the interest sold.
       5. The Company does not have an option to repurchase the interest rights in the project and the purchaser cannot require the Company to repurchase the interest rights in the project.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Continued)

  j.        Deferred taxes:

       1. Deferred taxes are computed in respect of temporary differences between the amounts included in these financial statements and those considered for tax purposes.

       2. Since undistributed profits of Israeli subsidiaries can be distributed tax free to the Company, no deferred income taxes have been provided for the realization of investments in subsidiaries.

       3. Taxes that would apply in the event of the realization of investments in foreign subsidiaries have been taken into account in determining the deferred taxes.

   k.  Concentration of risks:

       Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of accounts receivables derived from construction contracts of major customer (see
       Note 25a), bank deposits and marketable securities and cash and cash equivalents deposited in major banks in Israel and of investment in joint venture. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

  l.   Earnings (Loss) per share:

       Earnings (Loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year, in accordance with Opinion No. 55 of the Israeli Institute.

  m.   Segment reporting:

       The Company is engaged ,by itself and through its wholly owned subsidiaries, in three segments of the real estate industry:

       (a)  development and construction
       (b)  real estate sales transactions
       (c) provision of consulting, management and financial management services in connection with construction activity of others.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Continued)

  n.   Impact of recently issued accounting standards:

       In June 1997, the FASB issued the Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosure About Segments of an Enterprise and Related Information". These statements are effective for fiscal years beginning after December 15, 1997. These statements do not have measurement effects on the financial statements, however they do require additional disclosures.

NOTE 3:-  CASH AND MARKETABLE SECURITIES IN RESTRICTED DEPOSITS

       According to the construction loan agreements between the Company and various banks, all receipts and revenues generated from projects, financed by these various banks, are deposited in special accounts. As of December 31, 1997, the restricted deposits comprise cash and marketable securities which are released to fund the development of the projects. The hypothecation, exchange or transfer of the said deposits are subject to the approval of the banks.

                                          December 31,           December 31,
                                      1996           1997            1997
                                 -------------   -------------   -------------
                                                                  Convenience
                                                                  Translation
                                                                   (Note 2a)
                                         Adjusted NIS                U.S.$
                                 ---------------------------------------------
Bank time deposits                  4,917,676      38,403,780      10,860,798
Marketable debt securities         11,091,125       9,362,069       2,647,644
Equity securities                           -         107,552          30,416
                                 -------------   -------------   -------------
                                   16,008,801      47,873,401      13,538,858
                                 =============   =============   =============

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: - CONTRACT RECEIVABLES

                                          December 31,           December 31,
                                      1996           1997            1997
                                 -------------   -------------   -------------
                                                                  Convenience
                                                                  Translation
                                                                   (Note 2a)
                                         Adjusted NIS                U.S.$
                                 ---------------------------------------------
     Billed
       Completed contracts            448,146       1,636,927         462,932
       Contracts in progress        2,664,189       7,273,746       2,057,055
     Unbilled                         672,549         224,808          63,577
     Notes receivable                 229,152         674,795         190,835
                                 -------------   -------------   -------------
                                    4,014,036       9,810,276       2,774,399
                                 =============   =============   =============

NOTE 5: - PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLE

                                          December 31,           December 31,
                                      1996           1997            1997
                                 -------------   -------------   -------------
                                                                  Convenience
                                                                  Translation
                                                                   (Note 2a)
                                         Adjusted NIS                U.S.$
                                 ---------------------------------------------
Short-term loans (a)                1,170,656       2,507,918         709,253
Short-term loan (b)                         -       1,700,000         480,769
Loan, as short-term deposit (c)       996,883         571,610         161,654
VAT and income tax receivable
 (See Note 16)                        362,397               -               -
Prepaid expenses and other
 receivables                           84,768         425,698         120,390
Advances to suppliers                  46,914         428,074         121,061
Deferred Bridge Notes issuance
 costs (d)                            843,437               -               -
                                 -------------   -------------   -------------
                                    3,505,055       5,633,300       1,593,127
                                 =============   =============   =============

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: - PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLE (Continued)

            (a) The Company has been engaged to arrange construction loans or credit lines for certain projects and to provide the necessary security required by the lender. The Company was required to advance a short-term loan to the contractor for these projects. The loans were repaid in February 1998.

            (b) A short-term loan was given to a third party and is linked to the US dollar. The loan matures in August 1998 and is secured by a lien on a parcel of land. The loan bears no interest and is presented at its discounted value.

            (c) An unlinked loan, at the prime interest rate (which derives from the base interest rate determined by the Bank of Israel), was given to a third party, involved in a trade-off deal and construction services contract. The loan functioned as a short-term deposit to guarantee the construction services provided by the Company to the third party, which is the owner of 40% interest in the lot situated on privately owned land in Derech Hayam. The loan and accumulated interest was repaid in March 1998.

            (d) The Company completed a bridge financing in November 1996. Bridge Notes were payable on the earlier of one year from the issuance of the Bridge Notes and the closing of the Company's IPO. The IPO was completed on February 4, 1997 and issuance costs were amortized within the period from November 26, 1996 to February 4, 1997.

NOTE 6:- RELATED PARTY RECEIVABLES

                                          December 31,           December 31,
                                      1996           1997            1997
                                 -------------   -------------   -------------
                                                                  Convenience
                                                                  Translation
                                                                   (Note 2a)
                                         Adjusted NIS                U.S.$
                                 ---------------------------------------------
Unaddiliated Israeli Company (a)            -       5,077,374       1,435,910
American Entity (b)                         -       1,176,656         332,765
                                 -------------   -------------   -------------

                                            -       6,254,030       1,768,675
                                 =============   =============   =============

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- RELATED PARTY RECEIVABLES (Continued)

       (a) In September 1997, the Company sold 50% of its interest in a subsidiary to an unaffiliated Israeli Company ("UIC"), in consideration of $3,300,000 of which $1,800,000 was paid in September 1997. The remaining balance is receivable in two equal installments of $750,000 each in April and December 1998. The remaining balance bears no interest and is presented at its discounted value (See Note 27e).

       (b) This receivable represents the share in expenses incurred by the Rehovot Joint Venture and to be reimbursed to the joint venture by the American Entity, U.S. investors in the Rehovot Project (See
            Note 27d).

NOTE 7:- COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

                                          December 31,           December 31,
                                      1996           1997            1997
                                 -------------   -------------   -------------
                                                                  Convenience
                                                                  Translation
                                                                   (Note 2a)
                                         Adjusted NIS                U.S.$
                                 ---------------------------------------------
Cost incurred on uncompleted
 contracts                         24,623,282      95,717,317      27,069,376
Estimated earnings                  2,310,415       1,670,794         472,511
                                 -------------   -------------   -------------
                                   26,933,697      97,388,111      27,541,887
Less: Billings to date            (33,617,155)    (84,005,896)    (23,757,324)
                                 -------------   -------------   -------------
                                   (6,683,458)     13,382,215       3,784,563
                                 =============   =============   =============
Included in the accompanying
 balance sheets under the
 following captions:
Costs and estimated earnings
 in excess of  billings on
 uncompleted contracts              2,865,784      16,537,042       4,676,765
Billing in excess of costs and
 estimated earnings on
 uncompleted contracts             (9,549,242)     (3,154,827)       (892,202)
                                 -------------   -------------   -------------
                                   (6,683,458)     13,382,215       3,784,563
                                 =============   =============   =============

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -  LOAN TO AFFILIATED COMPANIES

                                          December 31,           December 31,
                                      1996           1997            1997
                                 -------------   -------------   -------------
                                                                  Convenience
                                                                  Translation
                                                                   (Note 2a)
                                         Adjusted NIS                U.S.$
                                 ---------------------------------------------
Short-term loan to
 Stipula B.V. (a)                           -       3,163,895         894,767
Short-term loan to AS. (b)                  -         220,000          62,217
                                 -------------   -------------   -------------

                                            -       3,383,895         956,984
                                 =============   =============   =============

       a) The loan was given to Stipula I B.V. (A.B. Stone subsidiary) to finance the acquisition of a 21.87% interest in the share capital of Engel (see not 27e). The loan is linked to U.S. dollars and will mature no later than December 31, 1998. The interest rate has not yet been determined.

       b) The loan was given to Alir Schnapp Industrial Buildings Ltd. ("AS") to finance the acquisition of an industrial building in Migdal Haemek. The loan is linked to CPI and will mature in December 1998. (See Note 20p). The Company's share in AS equity is immaterial.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9- LONG-TERM RECEIVABLES AND DEPOSITS

                                          December 31,           December 31,
                                      1996           1997            1997
                                 -------------   -------------   -------------
                                                                  Convenience
                                                                  Translation
                                                                   (Note 2a)
                                         Adjusted NIS                U.S.$
                                 ---------------------------------------------
Notes receivables linked to
 U.S. dollar (a)                            -      10,608,000       3,000,000
Unlinked notes receivables (b)              -         876,241         247,806
Long-term bank deposits ( c )               -         156,167          44,165
                                 -------------   -------------   -------------
                                            -      11,640,408       3,291,971
Less: current portion                       -        (368,065)       (104,091)
                                 -------------   -------------   -------------
                                            -      11,272,343       3,187,880
                                 =============   =============   =============
The said balance was presented
 as follows:
  Related parties                           -       7,647,943       2,162,880
  Other                                     -       3,624,400       1,025,000
                                 -------------   -------------   -------------
                                            -      11,272,343       3,187,880
Maturities:
 Second year                                -         207,625          58,717
 Third year                                 -         207,625          58,717
 Fourth year                                -          92,926          26,280
 Thereafter until 2003                      -      10,764,167       3,044,166
                                 -------------   -------------   -------------
                                            -      11,272,343       3,187,880
                                 =============   =============   =============

  a. The Company has long-term receivables (promissory notes) from the American Entity relating to the sale of 55% interest in the Rehovot Project (Note 27d). The principal of these promissory notes, which bear interest at the rate of 8.5% per annum, are payable on December 31, 2003.

       Accrued interest is payable on the last business day of each calendar quarter commencing March 31, 1998.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9- LONG-TERM RECEIVABLES AND DEPOSITS (Continued)

  b. Unlinked notes receivables are related to a completed project in Lev-Hasharon and bear interest at an annual rate of 17%. The unlinked notes receivables are payable in 39 monthly installments of principal and interest, ending in July 2001.

  c. Long-term bank deposits are linked to the CPI, and bear interest at an annual rate of 4%. These deposits are registered in the shareholders' name as a trustee for the Company and mature in 2012.

NOTE 10 -  EQUITY IN JOINT VENTURES

                                          December 31,           December 31,
                                      1996           1997            1997
                                 -------------   -------------   -------------
                                                                  Convenience
                                                                  Translation
                                                                   (Note 2a)
                                         Adjusted NIS                U.S.$
                                 ---------------------------------------------
Rehovot project (a)                         -         453,534         128,262

Germany and Russian projects (b)            -       6,450,592       1,824,262

Southampton ( c )                           -       5,849,421       1,654,248
                                 -------------   -------------   -------------

                                            -      12,753,547       3,606,772
                                 =============   =============   =============

       a) The equity in Joint Venture in the Rehovot project represents the Company's shares in the costs associated directly to the project.

            (See Note 27d).

       b) The Company has sold 50% of its interest in the German and Russian projects to UIC. The remaining 50% represent the cost of its investment in the joint venture for each project. The German project is expected to be completed by December 2002 and the Russian project in September 1998. (See Note 27c).

       c) GDC USA acquired on May 6, 1997, through its 51% owned subsidiary, a parcel of land in Southampton, New York on which to develop 33 single-family luxury homes. The project is currently under site development.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11-  LAND UNDER DEVELOPMENT

       In December 1997, the Company acquired from Engel the rights to a parcel of land in Carmiel on which to develop 167 residential units, in consideration of NIS 16.9 million. The Company is seeking permission for approximately 300 units of which approximately 220 are designated for rental. The project is currently under site development.

NOTE 12: - FIXED ASSETS

                                                     Furniture
                                                     and office        Office
                                       Vehicles       equipment         Space          Total
                                    -------------   -------------   -------------   -------------
                                                           Adjusted NIS
                                    -------------------------------------------------------------
Balance as of December 31, 1996:
     Cost (1)(2)                         635,834         181,891         533,076       1,350,801
     Accumulated depreciation           (108,708)        (11,241)        (13,529)       (133,478)
                                    -------------   -------------   -------------   -------------
     Depreciated cost                    527,126         170,650         519,547       1,217,323
                                    =============   =============   =============   =============
Balance as of December 31, 1997:
     Cost (1) (2)                      2,046,488         722,657         551,994       3,321,139
     Accumulated depreciation           (290,149)        (76,907)        (35,530)       (402,586)
                                    -------------   -------------   -------------   -------------
     Depreciated cost                  1,756,339         645,750         516,464       2,918,553
                                    =============   =============   =============   =============

                                                     Convenience Translation

Balance as of December 31, 1997
     Cost                                578,758         204,371         156,107         939,236
     Accumulated depreciation            (82,056)        (21,750)        (10,048)       (113,854)
                                    -------------   -------------   -------------   -------------
     Depreciated cost                    496,702         182,621         146,059         825,382
                                    =============   =============   =============   =============

       (1) Including vehicles at the cost of adjusted NIS 476,832 registered in the shareholders' name, and a director's name as trustees for the Company, and vehicles acquired under a long-term lease at the cost of adjusted NIS 701,716 (1996: NIS 185,991).

       (2)  For charges, see Notes 20 and 22.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: - BANK CREDITS AND SHORT-TERM LOANS

a.  Composed as follows:   Annual Interest Rates             December 31,           December 31,
                          -----------------------
                            1996        1997           1996            1997            1997
                          ----------   ----------   -------------   -------------   -------------
                                                                                     Convenience
                                                                                     translation
                                                                                      (Note 2a)
                               %           %                Adjusted NIS                U.S. $
                          ----------   ----------   -------------   -------------   -------------
Bank credits - unlinked      19.6       15.5-17.5      7,568,148      10,728,164       3,033,983
Bank credits - linked to
 the U.S.$                     -          6.25                 -       7,191,732       2,033,861
                                                    -------------   -------------   -------------
                                                       7,568,148      17,919,896       5,067,844
                                                    =============   =============   =============

b.   As to pledges to secure bank credit (see Notes 20 and 22)

NOTE 14: - BRIDGE NOTES

       In November 1996, the Company completed the bridge financing pursuant to which it issued $2,000,000 aggregate principal amount of Bridge Notes and Bridge Warrants to purchase 1,000,000 Class A ordinary shares (see Note 21e), in which it received net proceeds of NIS 5,437,816 ($1,537,844). The Bridge Notes are payable, together with interest at the rate of 10% per annum, on the earlier of one year from the issuance of the Bridge Notes and the closing of the Company's initial public offering ("IPO"). The IPO was completed in February 1997 and the Bridge Notes were fully paid.

NOTE 15:  TRADE PAYABLES

                                          December 31,           December 31,
                                      1996           1997            1997
                                 -------------   -------------   -------------
                                                                  Convenience
                                                                  Translation
                                                                   (Note 2a)
                                         Adjusted NIS                U.S.$
                                 ---------------------------------------------
Accounts payable                    2,590,660      33,154,341       9,376,228
Notes payable                       4,601,867       4,398,481       1,243,914
                                 -------------   -------------   -------------
                                    7,192,527      37,552,822      10,620,142
                                 =============   =============   =============

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                          December 31,           December 31,
                                      1996           1997            1997
                                 -------------   -------------   -------------
                                                                  Convenience
                                                                  Translation
                                                                   (Note 2a)
                                         Adjusted NIS                U.S.$
                                 ---------------------------------------------
VAT and income tax payable
 (See Note 5)                               -       1,707,770         482,966
Other                                 139,205         971,055         274,620
Wages and related benefits            272,939         528,694         149,518
Expenses payable                      532,214          42,432          12,000
                                 -------------   -------------   -------------
                                      994,358       3,249,951         919,104
                                 =============   =============   =============

NOTE 17:- RELATED PARTIES

                                          December 31,           December 31,
                                      1996           1997            1997
                                 -------------   -------------   -------------
                                                                  Convenience
                                                                  Translation
                                                                   (Note 2a)
                                         Adjusted NIS                U.S.$
                                 ---------------------------------------------
Loan from shareholder*              1,043,454               -               -
Salary payable (See Note 27a)          49,828         112,777          31,894
                                 -------------   -------------   -------------

                                    1,093,282         112,777          31,894
                                 =============   =============   =============

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:- RELATED PARTIES (Continued)

       * Pursuant to an Investment Agreement with a shareholder, the Company received on December 30, 1995 a loan of $300,000 bearing no interest and payable in full on June 30, 1997. The Company has also granted to the shareholder an option exerciseable at any time prior to the maturity date, to convert the loan into a number of Class B Ordinary Shares which represents 20% of the total Ordinary Shares then outstanding. In September 1996, the Company agreed to pre-pay in full the outstanding amount of the loan on the thirtieth day after the closing of the IPO of the Company with the above option canceled upon the completion of the IPO. The shareholder also agreed not to exercise the option prior to the maturity date. The IPO was completed in January 1997, the option was canceled and the loan was repaid in March 1997.

NOTE 18:- LONG-TERM DEBT

a.  Composed as follows:                                    December 31,            December 31,
                             1996        1997           1996            1997            1997
                          ----------   ----------   -------------   -------------   -------------
                                                                                     Convenience
                                                                                     translation
                                   Annual                                             (Note 2a)
                               Interest rates %             Adjusted NIS                U.S. $
                          ----------   ----------   -------------   -------------   -------------
From a leasing company
 - linked to the U.S.
 dollar                       -           7.5                  -         418,901         118,467
From a leasing company
 - linked to the CPI        7.00       6.6 - 7.7          90,397         207,823          58,773
From bank - unlinked          -         17.15                  -         136,847          38,701
From bank - linked to
 the U.S. dollar              -        6.31 - 8.25             -      19,210,042       5,432,704
From bank - linked
 to CPI*)                   5.55       5.3 - 5.5         350,463       2,617,127         740,138
Notes payable                 -            -             239,963               -               -
                                                    -------------   -------------   -------------
                                                         680,823      22,590,740       6,388,783
Less current maturities                                  (52,064)     (2,671,701)       (755,571)
                                                    -------------   -------------   -------------
                                                         628,759      19,919,039       5,633,212
                                                    =============   =============   =============

       *)   Includes NIS 337,820 (1996: 350,463) collateralized by a mortgage on the Company's
            office space.

b. Aggregate maturities of long-term loans maturing serially from 1998 to 2011:

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:- LONG-TERM DEBT (Continued)

                                                           December 31,           December 31,
                                                        1996           1997            1997
                                                    -------------   -------------   -------------
                                                                                    Convenience
                                                                                    Translation
                                                                                     (Note 2a)
                                                           Adjusted NIS                U.S.$
                                                    ---------------------------------------------
First year - current maturities                           52,064       2,671,701         755,571
Second year                                              295,394      19,240,194       5,441,231
Third year                                                34,966         215,831          61,038
Fourth year                                               19,372         139,503          39,452
Fifth year                                                20,475          85,801          24,265
Thereafter                                               258,552         237,710          67,226
                                                    -------------   -------------   -------------
                                                         680,823      22,590,740       6,388,783
                                                    =============   =============   =============

c.   As to pledges to secure loans see Note 22.

d.   As to capital lease commitments see Note 20r.

NOTE 19: - SEVERANCE PAY

  The Company's liability for severance pay for its employees, pursuant to Israeli Law, is fully provided for. Part of the liability is funded through insurance policies and severance pay fund.

                                          December 31,           December 31,
                                      1996           1997            1997
                                 -------------   -------------   -------------
                                                                  Convenience
                                                                  Translation
                                                                   (Note 2a)
                                         Adjusted NIS                U.S.$
                                 ---------------------------------------------
Severance pay                          94,032         274,553          77,645
Less: amount funded*                  (60,983)       (196,751)        (55,642)
                                 -------------   -------------   -------------

                                       33,049          77,802          22,003
                                 =============   =============   =============

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: - SEVERANCE PAY (Continued)

       *) The amount funded can be withdrawn under the provisions of the Law for Severance Pay.

            Severance pay expense for the six month period ended December 31, 1995 and for the years ended December 31, 1996 and 1997 amounted to adjusted NIS - none NIS 94,032 and NIS 180,521, respectively.

NOTE 20 :- CONTINGENT LIABILITIES AND COMMITMENTS

  All the amounts described in the following projects are approximate amounts and are linked to the Israeli BCI, unless stated otherwise.

  a.   Mifal Hapayis Community Centers

       The Company has entered into an agreement with Engel pursuant to which Engel is required to engage the Company as the subcontractor for the construction of each of the identical art and science centers in different municipalities throughout Israel awarded to Engel ("the
       Mifal Hapayis projects"). The Company will receive 95%, approximately NIS 8.6 million, of the revenues actually received by Engel for each of the projects. Through September 1996, Engel entered into agreements for the construction of five Mifal Hapayis Centers. Orders for the construction of these projects have been issued. The Company has engaged subcontractors to complete a portion of three projects in consideration of 80% - 88% of the gross project revenues. The Company is committed to complete all the projects by April 1998, otherwise a penalty amount of NIS 2,500 will be payable for each day of delay. The Company expects to complete the projects on time.

       In October 1996, the Company agreed to release Engel from its commitment to engage the Company as a subcontractor in further Mifal Haypayis projects. The compensation payable to the Company for each released project will amount to NIS 300,000.

  b.   Kfar Yona:

       In June 1997, the Company was awarded a project for the development and construction of 34 residential units. The price per unit has been set pursuant to the tender at approximately NIS 185,000. The Company is committed to complete the project by May 1998 otherwise a penalty amount of $300 for each unit will be payable for each month of delay. The Company expects to complete the project on time.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 :- CONTINGENT LIABILITIES AND COMMITMENTS (Continued)

  c.   Petah Tikva Youth Village:

       In November 1995, the Company entered into an agreement with Engel for the construction of an agricultural Youth Village in consideration of NIS 3.1 million. The Company has engaged a subcontractor to complete the entire project in consideration of NIS 2.9 million. The Company is committed to complete the project by August 1998, otherwise a penalty in the amount of NIS 4,000 will be payable for each day of delay. The Company expects to complete the project on time.

  d.   Gymnasiums:

       In January 1997, the Company received additional project awards for the construction of two gymnasiums in Holon and one gymnasium in Tel-Aviv, in consideration of approximately NIS 11.5 million. An order for the construction has been issued. The Company is committed to complete the project by June 1998 otherwise a penalty in the amount of NIS 4,000 will be payable for each day of delay. The Company expects to complete the project on time.

  e.   Carmiel:

       In March 1997, the Company acquired a parcel of the land for the construction of 31 residential units, in consideration of approximately NIS 2 million. The Company is committed to complete the project by December 1998 otherwise a penalty in the amount of NIS 1,000 will be payable for each month of delay. The Company expects to complete the project on time.

  f.   Kfar Yona:

       In March 1997, the Company agreed to complete an Engel project in Kfar Yona (65 residential units) in consideration of NIS 7.2 million. The Company is committed to complete the project by June 1998, otherwise a penalty amount $300 for each unit will be payable for each month of delay. The Company expects to complete the project on time.

  g.   Rehovot:

       In March 1997, the Company was awarded rights to develop a parcel of land of approximately 77,000 sq.m. in consideration of NIS 2 million. The development plan requires evictions, a zoning change and the approval by the municipal and regional authorities. The Company has received in March 1998 the rezoning approval from the regional council for the construction of approximately 1000 units.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 :- CONTINGENT LIABILITIES AND COMMITMENTS (Continued)

  g.   Rehovot:  (Continued)

       The Company is committed to complete the development by March
       2002.

  h.   Kiryat Shmuel:

       In November 1997, the Company acquired a 50% interest in a project for the construction of 58 residential units in consideration of approximately NIS 5 million. The remaining rights are held by a local contractor. Construction is scheduled to commence at the beginning of 1998 and to be completed within 18 months. The construction permits were received after the balance sheet date. The Company expects to complete the project on time.

  i.   Dovrat:

       In June 1997, the Company was engaged to act as the general contractor for the construction of up to 250 semi-detached residential units in the town of Dovrat. The Company has entered into a joint venture agreement with another contractor for the construction of this project, with each party holding a 50% interest. The first phase of construction has commenced and consists of 52 units to be completed in 1998. The Company expects to complete the first phase of the project on time.

  j.   Nofim:

       In June 1997, the Company was awarded a project for the construction of a gymnasium by the municipality of Haifa, as one of the winners in a bid conducted by the Local Government Economic Services Ltd. ("LGES"). The Company is committed to complete the project in August 1998 otherwise a penalty in the amount of NIS 4,000 will be payable for each day of delay. The Company expects to complete the project on time.

  k.   Haifa

       In September 1997, the Company entered into a project together with a local contractor and a third party for the development of two apartment buildings containing approximately 80 moderately priced residential units on a parcel of land in Haifa, located in the vicinity of the Technion Israel Institute. The Company has acquired a 25% interest in the project in consideration of $376,000. Construction will commence upon the issuance of the construction permit by the municipality.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 :- CONTINGENT LIABILITIES AND COMMITMENTS (Continued)

  l.   Modi'in:

       In December 1997, the Company was awarded a project to serve as general contractor for a project for the construction of 85 residential units in Modi'n. The Company is committed to complete the project by December 1999. The Company expects to complete the project on time.

  m.   Guarantees:

       The Company received an authorization to employ foreign workers by the Ministry of Interior. In order to secure the fulfillment of the authorization's condition, the Company deposited, with the Ministry of Interior, notes payable in the amount of NIS 136,000.

  n.   Bank guarantees:

       In order to guarantee the proceeds on apartments sold and on other construction projects, the Company has provided bank guarantees expiring upon the completion of the project.

                                                        Adjusted NIS
                                                     -------------------

1.  Bank guarantees under the Law of Apartment Sales      9,415,000
2.  Bank guarantees as security for performance          31,749,000

  o.   Contractors registration:

       GCP has been registered in the Contractors Registrar Office as a building contractor for projects involving unlimited financial scope and unlimited size. The registration depends on employment of two professional workers approved by the Contractors Registrar. This condition was fully met by GCP.

  p.   Investment in Alir Schnapp Industrial Buildings Ltd. ("AS"):

       The Company owns 18.8% interest in AS. According to the agreement between the Company and the remaining AS shareholders, the Company is committed to loan a total amount of up to $100,00 without changes in ownership interest. (See Note 8).

  q.   Capital lease:

       The Company leased vehicles for periods expiring from May 1999 to September 2002. Following is a summary of future payments under capitalized lease:

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 :- CONTINGENT LIABILITIES AND COMMITMENTS (Continued)

                                                              ADJUSTED NIS
                                                              ------------
Year ending December 31, 1998                                    219,120
Year ending December 31, 1999                                    195,166
Year ending December 31, 2000                                    178,064
Year ending December 31, 2001                                    143,911
Year ending December 31, 2002                                     75,204
                                                              ------------
Total capitalized lease payment                                  811,465
Imputed interest                                                 184,741
                                                              ------------
Present value of capitalized lease payments                      626,724
Current portion                                                  161,935
                                                              ------------
Long-term capitalized lease obligations                          464,789
                                                              ============

  r.   Lease Commitments

       In December 1996, the Company leased additional office space as from January 1, 1997, under long-term operating lease agreements.

       Following is a summary of future payments for this lease:

                                                              ADJUSTED NIS
                                                              ------------
Year ending December 31, 1998                                    217,981
Year ending December 31, 1999                                     78,500
Year ending December 31, 2000                                     23,338
Year ending December 31, 2001                                     23,338
                                                              ------------
                                                                 343,157
                                                              ============

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 :- SHARE CAPITAL

  a.   Share Capital is Composed as follows:

                                         December 31, 1996            December 31, 1997
                                     Authorized       Issued &       Authorized      Issued &
                                                     Outstanding                    Outstanding

                                    -------------   -------------   -------------   -------------
Class A ordinary shares
  NIS 0.10 par value                  42,000,000               -      42,000,000       2,300,000

Class B ordinary shares
  NIS 0.10 par value                   3,000,000       3,000,000       3,000,000       3,000,000

       The Class A Ordinary Shares and the Class B Ordinary Shares are essentially identical, except that each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to five votes, and Class B Ordinary Shares have no voting rights in regard to certain resolutions relating to the amendment of the rights of the Class B Ordinary Shares.

  b. Each Class B Ordinary share will automatically be converted into one Class A Ordinary Share upon:

       i. the death of the holder thereof (the "Original Holder") or, if such shares are subject to a shareholders' agreement or voting trust agreement granting the power to vote such shares to another Original Holder, then upon the death of such other Original Holder.

       ii. the sale or transfer to any person other than the following transferees:

            a. a trust for the sole benefit of members of the transferors immediate family and which is controlled by the transferor; and

            b.     any other holder of Class B Ordinary Shares thereof; or

       iii. the failure of the Company to achieve net income before provision for income taxes and exclusive of extraordinary earnings and charges to income resulting from the release from the Deference Program of the Performance Shares (as such terms are defined below) as audited and determined by the Company's independent public accountants in accordance with U.S. GAAP, as set forth in the reconciliation thereof in the Company's consolidated financial statements ("Pretax Income") of at least $1,000,000 (the
            "Target Pretax Income Amount") for the year ending December 31,

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 :- SHARE CAPITAL  (Continued)

            1998, or for each of the succeeding five years ending December 31, 2003 - the failure of the Company to achieve Pretax Income exceeding the Target Pretax Income for the previous year by at least 10%.

  c. As of January 30, 1997 (effective date of IPO) 2,660,000 Class B Ordinary Shares ("Program Shares") are subject to a share deference program ("Deference Program"). The Program Shares include 1,064,000 Class B Ordinary Shares held by the President of the Company through his wholly owned corporation and 984,200 Class B Ordinary Shares held by a director as trustee of a trust for the benefit of his wife.

       As long as the Program Shares are subject to the Deference
       Program, they shall not be assignable, transferable or convertible into Class A Ordinary Shares as stated above.

       (a) 866,667 of the Program Shares will be automatically released from the Deference Program, on a pro-rata basis, if one or more of the following conditions are met:

              i. the Company's net income before provision for income taxes and exclusive of any extraordinary earnings as audited and determined by the Company's independent public accountants in accordance with U.S. GAAP (the "Minimum Pretax Income"), as set forth in the reconciliation thereof in the Company's consolidated financial statements, amounts to at least $5.3 million for the fiscal year ending December 31, 1997, or December 31, 1998; or

              ii. the Minimum Pretax Income amounts to at least $7.0 million for the fiscal year ending December 31, 1999; or

              iii. the Minimum Pretax Income amounts to at least $9.3 million for the fiscal year ending December 31, 2000.

                   If none of the above conditions are met, the said 866,667 Program Shares will be converted into deferred shares, entitling their Holders to no rights other than the right to receive an amount not in excess of the par value (NIS 0.1) of the deferred shares upon the dissolution of the Company.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 :- SHARE CAPITAL  (Continued)

            (b) An additional 433,333 of the Program Shares will be released from the Deference Program, on a pro-rata basis, if one or more of the following conditions is met:

                   i. the Minimum Pretax Income amounts to at least $6.8 million for the fiscal year ending December 31, 1997, or December 31, 1998; or

                   ii. the Minimum Pretax Income amounts to at least $8.9 million for the fiscal year ending December 31, 1999; or

                   iii. the Minimum Pretax Income amounts to a least $11.9 million for the fiscal year ending December 31, 2000.

            If none of the above conditions are met, the said 433,333 Program Shares will be converted into deferred shares, entitling their Holders to no rights other than the right to receive an amount not in excess of the par value (NIS 0.1) of the deferred shares upon the dissolution of the Company.

            (c) The remaining 1,360,000 Program Shares will be released from the Deference Program, on a pro-rata basis, if one or more of the following conditions are met:

                   i. the Minimum Pretax Income amounts to at least $8.0 million for the fiscal year ending December 31, 1997, or December 31, 1998; or

                   ii. the Minimum Pretax Income amounts to at least $10.5 million for the fiscal year ending December 31, 1999; or

                   iii. the Minimum Pretax Income amounts to a least $14.0 million for the fiscal year ending December 31, 2000.

                   If none of the above conditions are met, the said 1,360,000 Program Shares will be converted into deferred shares, entitling their Holders to no rights other than the right to receive an amount not in excess of the par value (NIS 0.1) of the deferred shares upon the dissolution of the Company.

            (d)    The Minimum Pretax Income amounts set forth above:

                   i. shall be calculated exclusive of any extraordinary earnings and any charge to income resulting from release or the Program Shares and

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 :- SHARE CAPITAL  (Continued)

                   ii. shall be increased proportionately, with certain limitations, in the event additional Ordinary Shares or securities convertible into, exchangeable for or exercisable into Ordinary Share without payment of additional consideration are issued after completion of the IPO; provided, however, that, with respect to any Class A Ordinary Shares issued upon exercise of the Warrants not previously called for redemption by the Company underlying the Units offered hereby, so long as any portion of the net proceeds received by the Company upon such exercise is not utilized by the Company, but such proceeds ("Invested Proceeds") are instead invested in short-term high interest bearing securities or accounts, then the adjustment to the Minimum Pretax Income amounts set forth above shall be an amount (net of taxes) equal to 8% per annum multiplied by such amount of Invested Proceeds from the date of exercise.

                         Any money, securities, rights or property distributed in respect of the Program Shares, including any property distributed as dividends or pursuant to any stock split, merger, recapitalization, dissolution or total or partial liquidation of the Company, shall be subject to the Deference Program until release of the Program Shares.

            (e) The conversion of the Program Shares to deferred shares as described above shall not require any resolution of the general meeting of the Company's shareholders.

            (f) Since the above conditions were fully met, in the reporting year the 2,660,000 Class B Ordinary Shares are released from the Deference Program.

  d.   Share Option Plan
       In November 1996, the Board of Directors of the Company adopted a share option plan (the "Share Option Plan") pursuant to which 300,000 Class
       A Ordinary shares were reserved for issuance upon the exercise of options to be granted to employees of the Company. During the 18 months following the completion of the Offering, such exercise price will be equal to the greater of (i) the IPO price of the Units and (ii) the fair market value of the Class A Ordinary Shares at the time of grant. Thereafter, such exercise price may not be less than 70% of the average closing price, as reported by Nasdaq, of the Class A Ordinary Shares during the 90 calendar days prior to the date of grant.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 :- SHARE CAPITAL  (Continued)

       In November 1997, the Board of directors of the Company adopted a new share option pursuant to which 400,000 Class A Ordinary Shares were reserved for issuance upon the exercise of options to be granted to employees and officers of the Company. The exercise price per share shall be as follows: (i) for all options exercised before July 30, 1998, the exercise price per Share shall be equal to the greater of the IPO per share price or the fair market value of the common stock of the Company on the Date of Grant; (ii) for all Options exercised more than 18 months after the Effective Date, the exercise price shall be 70% of the average closing price of the Class A Ordinary Shares of the Company during the 90 days which preceded the date of exercise.

       As of December 31, 1997, the Company has not granted any options to purchase Class A Ordinary Shares, (See also Note 28b).

  e.   Bridge Warrants
       The Bridge Warrants (Note 14), entitle the holders to purchase one Class A Ordinary Share commencing one year from the date of their issuance. Upon the Bridge Warrants were exchanged for the Selling Securityholders' Warrants, each of which are identical to the Class A Warrants included in the Units. The Selling Securityholders have agreed, not to exercise and not to sell the Selling Securityholders' Warrants for a period of one year from the closing of the offering.

  f.   Issue of Shares within the framework of an IPO
       On January 30, 1997, the Company completed an IPO consisting of 2,300,000 Units, each Unit consisting of Class A Ordinary Shares, one redeemable class A warrant at the price per Unit price of $5. The net proceeds from the issuance amounted to NIS 32,477,177.

  g.   Redeemable Warrants
       Within the framework of the Company's IPO, the Company issued 2,300,000 Redeemable Class A warrants and 2,300,000 Redeemable Class B warrants.

       CLASS A WARRANTS
       Each Class A Warrants entitles the registered holder to purchase one Class A Ordinary share and one Class B Warrant, at an exercise price of $6.50, until January 2002. Beginning one year from the date of the IPO, the Class A Warrants are redeemable by the Company on 30 days' prior written notice at a redemption price of $.05 per Class A Warrant, if the "closing price" of the Company's Class A Ordinary Shares for any 30 consecutive trading days ending within 15 days of the notice of redemption averages in excess of $9.10 per share (subject to adjustment by the Company, in the event of any reverse stock split or similar events).

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 :- SHARE CAPITAL  (Continued)

       CLASS B WARRANTS
       Each Class B Warrant entitles the registered holder to purchase one Class A Ordinary Share at an exercise price of $8.75 per share at any time after issuance until January 2002. Beginning one year from the date of IPO, the Class B Warrants are redeemable by the Company on 30 days' prior written notice at a redemption price of $.05 per Class B Warrant, if the closing price of the Company's Class A Ordinary Shares for any 30 consecutive trading days ending within 15 days of the notice of redemption averages in excess of $12.25 per share (subject to adjustment by the Company, in the event of any reverse, stock split or similar events).

       Through December 31, 1997, none of the Warrants have been exercised.

NOTE 22:- CHARGES

       a. As collateral for capital lease liabilities to a leasing company, a fixed charge has been placed on motor vehicles and equipment.
       b. As collateral for a liability to a mortgage bank, a pledge was registered on the Subsidiary's office space.

       c. As collateral for liabilities to banks, a charge has been placed on short-term deposit, on marketable securities, on revenues from the projects and on motor vehicles.

            As of the balance sheet date, the balance of liability collateralized totals adjusted approximately NIS 41 million.

NOTE 23:- TAXES ON INCOME

       a.   Taxation of contractors:

            The Income Tax Ordinance (New Version) 1961 ("Ordinance") distinguishes between two types of contractors performing work over more than one year ("Progressive Works").

           (i) a "customer contractor" initially reports income from progressive works in the tax year in which at least 25% of the predicted monetary scope or the quantitative scope of the work is concluded.

          (ii) a "development contractor" reports his income according to the "completion of work" method, i.e. in the first tax year in which the building receives a certificate of completion from the local authority.

          The ordinance provides rules for spreading financing, management and general expenses as well as interest expense over the period of construction.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:- TAXES ON INCOME (Continued)

       b. Measurement of results for tax purposes are made in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustments Law").

            In accordance with the Inflationary Adjustments Law, the results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI.

       c.   Taxes on Income

            Taxes on Income included in the statements of operation:

                                    For the six
                                    months ended
                                    December 31,          For the year ended December 31,

                                        1995            1996            1997            1997
                                    -------------   -------------   -------------   -------------
                                                                                     Convenience
                                                                                     Translation
                                                                                      (Note 2a)
                                               Adjusted NIS                             U.S.$
                                    -------------------------------------------------------------
Current:
  Israel                                       -               -       1,603,740         453,546
  Europe                                       -               -          97,671          27,622

Deferred:
  Israel                                       -               -       3,536,000       1,000,000
                                    -------------   -------------   -------------   -------------
                                               -               -       5,237,411       1,481,168
                                    =============   =============   =============   =============

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:- TAXES ON INCOME (Continued)

  d.   Deferred tax:

       Deferred tax liabilities (assets) are composed of the following:

                                    For the six
                                    months ended
                                    December 31,          For the year ended December 31,

                                        1995            1996            1997            1997
                                    -------------   -------------   -------------   -------------
                                                                                     Convenience
                                                                                     Translation
                                                                                      (Note 2a)
                                               Adjusted NIS                             U.S.$
                                    -------------------------------------------------------------
Tax applied in the event of
 the distribution of income
 of foreign subsidiaries                       -               -       3,536,000       1,000,000
Difference between the reported
 income recognition and the
 tax reporting                                 -          45,776         354,443         100,238
Provision for severance pay,
  vacation and recreation                      -         (32,470)        (99,302)        (28,083)
Net operating loss carryforward                -        (184,875)       (452,608)       (128,000)
                                               -        (171,569)      3,338,533         944,155
Valuation allowance *                          -         171,569         197,467          55,845
                                               -               -       3,536,000       1,000,000

            *) The deferred tax asset valuation allowances are primarily related to deferred tax assets of foreign operations.

  e.   Tax loss carryforwards:

       At December 31,1997, a foreign subsidiary has net operating loss carryforwards of approximately $128,000, which may be utilized against future taxable income through 2012.

  f.   Tax assessments:

       Final assessments have not yet been received by the Company and its subsidiary since incorporation.

  g. A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company and the actual tax expense, is as follows:

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:- TAXES ON INCOME (Continued)

                                    For the six
                                    months ended
                                    December 31,          For the year ended December 31,

                                        1995            1996            1997            1997
                                    -------------   -------------   -------------   -------------
                                                                                     Convenience
                                                                                     Translation
                                                                                      (Note 2a)
                                               Adjusted NIS                             U.S.$
                                    -------------------------------------------------------------
Theoretical tax expense (benefit)
  computed at rate of 36%               (379,063)         17,513      10,310,459       2,915,854
Nondeductible expenses and
  others, net                             23,136          17,317       1,121,656         317,210
Exempt income                                  -               -      (6,265,792)     (1,772,000)
Carryforward losses for which no
  deferred taxes are recognized          355,927         (34,830)         71,088          20,104
                                    -------------   -------------   -------------   -------------
Actual tax expense                             -               -       5,237,411       1,481,168
                                    =============   =============   =============   =============

NOTE 24:- LINKAGE TERMS OF MONETARY BALANCES

                                                          December 31, 1996
                                    -------------------------------------------------------------
                                       Foreign       Linked to
                                       Currency      Israel CPI        Unlinked        Total
                                    -------------   -------------   -------------   -------------
                                                           Adjusted NIS
                                    -------------------------------------------------------------
ASSETS
Cash and cash equivalents              5,275,578               -               -       5,275,578
Bank deposits and marketable
 securities in restricted
 deposits                              1,087,118               -      14,921,683      16,008,801
Contracts receivable                           -       3,784,883         229,153       4,014,036
Prepaid expenses and other
 accounts receivables                          -       1,408,879       2,096,176       3,505,055
Related party receivable                       -               -               -               -
Loan to an affiliated company                  -               -               -               -
                                    -------------   -------------   -------------   -------------
                                       6,362,696       5,193,762      17,247,012      28,803,470
                                    =============   =============   =============   =============

Short-term loan and bank credit                -               -       7,568,148       7,568,148
Bridge Notes                           7,009,426               -               -       7,009,426
Trade payables                                 -               -       7,192,527       7,192,527
Accrued expenses and other
 liabilities                              98,381          12,167         833,810         944,358

Related parties                                -               -          49,828          49,828
Shareholder                            1,043,454               -               -       1,043,454
Long-term  liabilities
 (including current maturities)                -         440,860         239,972         680,832
Severance pay                                  -               -          33,049          33,049
                                    -------------   -------------   -------------   -------------
                                       8,151,261         453,027      15,917,334      24,521,622
                                    =============   =============   =============   =============

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:- LINKAGE TERMS OF MONETARY BALANCES

                                                       December 31, 1997
                                    -------------------------------------------------------------
                                       Foreign       Linked to
                                       Currency      Israel CPI        Unlinked        Total
                                    -------------   -------------   -------------   -------------
                                                          Adjusted NIS
                                    -------------------------------------------------------------
ASSETS
Cash and cash equivalents             11,920,685               -       2,026,112      13,946,797
Bank deposits and marketable
 securities in restricted
 deposits                             37,938,364               -       9,935,037      47,873,401
Contracts receivable                           -               -       9,810,276       9,810,276
Prepaid expenses and other
 accounts receivables                  1,700,000               -       5,109,956       6,809,956
Related party receivable               5,077,374               -               -       5,077,374
Loan to an affiliated company          3,383,895               -               -       3,383,895
                                    -------------   -------------   -------------   -------------
                                      60,020,318               -       26,881,381     86,901,699
                                    =============   =============   =============   =============



Short-term loan and bank credit        7,191,732               -       10,728,164     17,919,896
Bridge Notes                                   -               -                -              -
Trade payables                                 -               -       37,552,822     37,552,822
Accrued expenses and other
 liabilities                                   -               -        3,249,951      3,249,951
Related parties                                -               -                -              -
Shareholder                                    -         112,277                -        112,277
Long-term  liabilities
 (including current maturities)       19,628,943       2,824,950          136,847     22,590,740
Severance pay                                  -               -           77,802         77,802
                                    -------------   -------------   -------------   -------------
                                      26,820,675       2,937,227       51,745,586     81,503,488
                                    =============   =============   =============   =============

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- SELECTED STATEMENT OF OPERATIONS DATA
a.  Major customers data

                                     For the six
                                     months ended
                                     December 31,           For the year ended December 31,
                                         1995           1996            1997            1997
                                    -------------   -------------   -------------   -------------
                                                                                     Convenience
                                                                                     translation
                                                                                      (Note 2a)
                                                  Adjusted NIS                          U.S. $
                                    -------------   -------------   -------------   -------------
Revenues from:
 Engel (see Note 20) (1)                  89,776       9,758,367      39,569,787      11,190,551
 LGES (see Note 20) (2)                        -               -      17,201,693       4,864,732
 American Entity (See Note 27d)(3)             -               -      20,796,118       5,881,255
 UIC (See Note 27e)(4)                         -               -      11,495,534       3,251,000
 Others                                   42,758      13,538,781      35,296,003       9,981,901
                                    -------------   -------------   -------------   -------------
                                         132,534      23,297,148     124,359,135      35,169,439
                                    =============   =============   =============   =============

 (1) Percentage of total revenues           67.7%           41.9%           31.8%           31.8%
                                    =============   =============   =============   =============

 (2) Percentage of total revenues              -               -            13.8%           13.8%
                                    =============   =============   =============   =============

 (3) Percentage of total revenues              -               -            16.7%           16.7%
                                    =============   =============   =============   =============

 (4) Percentage of total revenues              -               -             9.3%            9.3%
                                    =============   =============   =============   =============

Contracting costs:
 Engel projects (5)                            -       8,185,940      35,710,343      10,099,079
 LGES (6)                                      -               -      14,881,337       4,208,523
 American Entity (7)                           -               -       2,279,207         644,572
 UIC (8)                                       -               -       3,320,698         939,111
 Others                                        -      12,271,467      32,552,004       9,205,884
                                    -------------   -------------   -------------   -------------
                                               -      20,457,407      88,743,589      25,097,169
                                    =============   =============   =============   =============


 (5) Percentage of total revenues              -            35.1%           28.7%           28.7%
                                    =============   =============   =============   =============

 (6) Percentage of total revenues              -               -            12.0%           12.0%
                                    =============   =============   =============   =============

 (7) Percentage of total revenues              -               -             1.8%            1.8%
                                    =============   =============   =============   =============

(8) Percentage of total revenues              -               -             2.7%            2.7%
                                    =============   =============   =============   =============
b.  Revenues classified by
    geographical areas
    Israel                               132,535      23,297,148      92,067,483      26,037,184
    Europe                                     -               -      32,291,652       9,132,255
                                    -------------   -------------   -------------   -------------
                                         132,535      23,297,148     124,359,135      35,169,439
                                    =============   =============   =============   =============

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- SELECTED STATEMENT OF OPERATIONS DATA (Continued)

                                     For the six
                                     months ended
                                     December 31,           For the year ended December 31,
                                         1995           1996            1997            1997
                                    -------------   -------------   -------------   -------------
                                                                                     Convenience
                                                                                     translation
                                                                                      (Note 2a)
                                                  Adjusted NIS                          U.S. $
                                    -------------   -------------   -------------   -------------
c.  Selling, administrative and general expenses include:
      Bad debt*                         153,700               -               -              -
                                    =============   =============   =============   =============

      Rental expense                          -           5,266          37,356          10,565
                                    =============   =============   =============   =============

* Uncollectible payment in advance to a subcontractor which did not perform the required construction.

d.  Financial  income (expenses)
    Erosion of monetary items and
    other, net                          56,972         (200,943)     (1,563,710)       (442,226)
    Interest income, including gain
    on marketable securities                 -          986,688       4,972,253       1,406,180
    Foreign exchange gain                    -          103,673         444,460         125,696
    Interest expenses:
     Long-term loans                         -          (51,861)       (106,583)        (30,142)
     Short-term loans and bank
     credits                           (90,297)        (571,451)     (2,959,705)       (837,021)
                                    -------------   -------------   -------------   -------------
                                       (33,325)         266,106         786,715         222,487
                                    =============   =============   =============   =============

NOTE 26:- FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  a.   Cash and cash equivalents:

       The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

  b.   Marketable securities in a restricted deposit:

       The fair value for marketable securities in the restricted deposits is based on quoted market price.

  c.   Long and short-term debt:

       The carrying amounts of the Company's borrowings under its short-term revolving credit arrangements and long-term debt approximate their fair value, since they bear interest or linked to CPI.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  d. The carrying amounts and fair value of the Company's financial instruments of December 31, 1997 are as follows:

                                                  Carrying      Fair Value
                                                   Amount
                                                -------------   -------------
                                                        Adjusted NIS
                                                -----------------------------
     Cash and cash equivalents                    13,946,797      13,946,797
     Cash and marketable securities in
      restricted deposits                         47,873,401      47,873,401
     Short-term debt                              17,919,896      17,919,896
     Long-term debt                               22,590,740      22,590,740

NOTE 27:- TRANSACTIONS WITH RELATED PARTIES

  a.   Employment agreement

       In November 1997, the Company entered into a three-year employment agreement with its President, which is to become effective upon the closing of Bridge Financing of the Company. The agreement provides for an annual base salary of NIS 707,200, plus a NIS 176,800 bonus during any year in which the Company meets the minimum target for release of Program Shares (Note 21c) for such year. If such target for any given year is not met, the president will be required to convert his Class B ordinary shares with a market value of NIS 176,800 into deferred shares.

       The Company has paid to the President and a member of his family salaries and related charges amounting to adjusted NIS 337,760 and NI 990,931 for the years ended December 31, 1996 and 1997, respectively.

  b.   For a transaction of the loan from a shareholder, see Note 17.

  c. The Company, through its subsidiary, has paid to the Chairman of the Board, salaries and related charges amounted to NIS - none and NIS 415,480 for the years ended December 31, 1996 and 1997, respectively.

  d.   Rehovot project

       In March 1997 the Company was awarded rights to develop a parcel of land of approximately 77,000 sq.m. in consideration of NIS 2 million. Under the development agreement signed in July 1997 between the Company and the Israeli Land Authorities (ILA), the Company is responsible of the evictions and is committed to complete the development plan and the project by March 2002.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- TRANSACTIONS WITH RELATED PARTIES (Continued)

  d.   Rehovot project (continued)

       In June 1997, the Company, through its foreign subsidiary, has sold to 13 private US investors ("American Entity") a 55% interest of the project in consideration of $6,000,000 of which $3,000,000 was paid in December 1997; the remaining balance is covered by promissory notes, bearing an annual interest rate of 8.5% and payable in December 2003. The American Entity includes the Chairman of the Board and eight members of the Company's U.S. Counsel, who acquired a 3.2% (in consideration of $350,000) interest and a 15.6% (in consideration of $1,700,000) interest in the total development rights, respectively.

       The Company and the American Entity signed also a joint venture agreement ("the Partnership") for the construction of the project. According to the joint venture agreement the Company will receive 9.09% of the Partnership's profit as entrepreneur's fee. The remaining partnership's profits will be allocated as follows:

       i. the first $9,000,000 of the net Partnership profits shall be allocated to the American Entity.

       ii. the remaining net Partnership profits shall be allocated to the partners on a pro rata basis in the Partnership.

       Partnership losses shall be allocated to the partners on a pro rata basis in the partnership.

       The American Entity is also required to prepay the principal amount of the promissory notes in an amount equal to their pro rata share of any partnership distributions.

       The above transaction was reflected in the consolidated financial statements as a related party transaction. Revenues of NIS 7,105,340, profit of NIS 6,326,611 and notes receivable of NIS 3,624,400 have been presented separately.

  e.   Germany and Russian project

       In April 1997 the Company acquired through its Dutch subsidiary A.B. Stone B.V. ("AB Stone") all the shares of STIPULA I B.V. ("STIPULA"), a Dutch company in consideration of $2,000,000. STIPULA is engaged in a joint venture with Engel in a project in Germany for the construction of approximately 250 residential units and in another joint venture with two Israeli companies in a project in Russia to erect an office building. In 1997, the Company provided a loan to STIPULA of $1,500,000 in order to complete the acquisition of 50% interest in the project in Germany. In September 1997 AB Stone sold 50% of its share in STIPULA to an unaffiliated Israeli Company ("UIC") traded on the Tel Aviv Stock Exchange in consideration of $3,000,000 of which $1,800,000

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- TRANSACTIONS WITH RELATED PARTIES (Continued)

  e.   Germany and Russian project (Continued)

       was paid in September 1997 and the remaining balance is to be paid in two installments of $750,000 each in April and December 1998.

       This transaction was executed with UIC in which the father of the Company's CFO is holding approximately 25% interest in UIC, is acting as Chairman of UIC Board and the Company's CFO is a member of the Board of UIC.

       The above transaction was also reflected in the consolidated financial statements as a related party transaction. Revenues of NIS 11,495,534, profit of NIS 8,174,836 and current receivable of NIS 5,077,374 have been presented separately.

NOTE 28:-   SUBSEQUENT EVENTS

  a.   New Subsidiaries

       After balance sheet date, the Company through its foreign subsidiary established the following subsidiaries:

       * 50% interest in ENSIS LTD. - was founded in Israel and engaged in rental real estate projects
       * EDGE HAARGAZIM Ltd., wholly owned - was founded in Israel and engaged in rental real estate project.

  b.   Grant of Options

       On January 20, 1998, the Company has granted under the Share Option Plan (Note 21d) to the Company's CFO 200,000 options exercisable units up to 200,000 Class A Ordinary Shares and to an officer of a foreign subsidiary 400,000 options exercisable units up to 400,000 Class A Ordinary Shares. Each option may be exercised no later than July 30, 1998 and in return for the payment of an exercise price of $5. Options not exercised by July 30, 1998, shall automatically expire on August 1, 1998.

NOTE 29:-   EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND
            U.S. GAAP ON THE
            FINANCIAL STATEMENTS

  a. The consolidated financial statements of the Company conform with accounting principles generally accepted in Israel, which differ in certain significant respects from those followed in the United States, as described below:

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-   EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND
            U.S. GAAP ON THE
            FINANCIAL STATEMENTS (Continued)

       1.   Effect of inflation:

            The Company, in accordance with the Israeli GAAP, comprehensively includes the effects of price level changes in the accompanying financial statements as described in Note 2a. Such Israeli accounting principles measure the effects of price level changes in the inflationary Israeli economy and, as such, this is considered a more meaningful presentation than financial reporting based on historical cost for Israeli and U.S. accounting purposes. As permitted by the U.S. Securities and Exchange commission rules for foreign private issuers whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed in the accompanying reconciliation of Israeli accounting principles to U.S. accounting principles.

       2.   Revenue recognition:

            According to the Israeli GAAP, the Company recognizes revenue as follows:

            a)   Completed contract method:
                 Revenue from projects built for sale is recognized on the completed contract method when both of the following conditions have been met:
                 *  at least 90% of the project has been completed, and
                 *  at least 75% of the units in the project have been sold.

                 Under the U.S. GAAP the completed contract accounting is acceptable:
                 * When financial position and results of operations would not differ significantly from those that would result from using percentage-of-completion accounting.
                 * When there are inherent hazards relating to contract conditions or general factors that would raise questions about a company's ability to accurately estimate a contract.

            b)   Percentage of completion method:
                 Revenue from fixed prices construction contracts, and from buildings where all units have been sold, is recognized on the percentage of completion method. Revenue is recognized where at least 25% of the project has been carried out.

                 According to U.S. GAAP, the percentage-of-completion method is applicable when all of these conditions are met:

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-   EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND
            U.S. GAAP ON THE
            FINANCIAL STATEMENTS (Continued)

                 * The contractor can make reasonably dependable estimates
                 * The contract includes provision that specify both parties'
                   enforceable rights regarding goods and services to be provided as received, consideration to be exchanged, and the manner and terms of settlements.
                 * Both buyer and contractor can be expected to satisfy their obligation under the contract terms.

                 Earned revenue is the amount of gross profit earned on a contract for a period plus the costs incurred on the contract during the period. Cost of earned revenue is the cost incurred during the period. Gross profit earned on a contract is computed by multiplying the total estimated gross profit on the contract by the percentage of completion. The percentage of completion is determined by measuring progress toward completion in terms of cost incurred to date to estimated total contract costs. When the current estimates of total contract revenues and contract cost indicate a loss, a provision for the entire loss on the contract is recognized.

                 The percentage-of-completion is also applicable if individual units in condominium projects are being sold separately and all following criteria are met:
                 * Construction is beyond a preliminary stage (construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation and completion of the building foundation are incomplete).
                 * The buyer is committed to the extent of being unable to
                   require a refund except for non-delivery of the unit.
                 * Sufficient units have already been sold to assure that the entire property will not revert to rental property.
                 * Sales prices are collectible.
                 * Aggregate sales proceeds and costs can be reasonably
                   estimated.

                 Certain Company's projects are beyond the preliminary stage, but not beyond the completion of 25% of those projects.

       3.   Accrued severance pay, net:

            The amounts funded in regard to liabilities in respect of employee rights upon retirement are presented as a deduction from the liabilities in Note 14. Whereas according to U.S. GAAP, such amounts funded would be presented in the balance sheet as long-term assets.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-   EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND
            U.S. GAAP ON THE
            FINANCIAL STATEMENTS (Continued)

       3.   Accrued severance pay, net: (Continued)

            The amount funded in regard to liabilities in respect of employee rights upon retirement as of December 31, 1996, and December 31, 1997 is in adjusted NIS 0 and NIS 57,000 respectively.

       4.   Treatment of Program Shares under Deference Program

            Under Israeli accounting principles, the Deference Program (see
            Note 21c) does not require the recognition of compensation expense. The Company has decided not to adopt the measurement requirements of FAS No. 123 for purposes of this reconciliation. However, for the purpose of this reconciliation between Israeli GAAP and U.S. GAAP (APB Opinion No. 25), the Deference Program arrangement is accounted for as a variable stock award plan. Therefore, the release from the Deference Program of the Program Shares held by officers, directors and employees of the Company is deemed compensatory. Accordingly, compensation expenses will be measured based on the fair value of the shares at each balance sheet date for the period or periods during which such shares are, or become probably of being, released from Deference program. The total compensation expense will be amortized over the vesting period.

            In the reporting year, the Company attained all of the earnings thresholds required for such release of all Performance shares. The compensation expense was calculated on the basis of the market price of the Company's stock as of December 31, 1997.

       5.   Consideration of Foreign subsidiaries

            Under Israeli GAAP, the results of operations for the year are translated into NIS at the rate of exchange prevailing at the end of the year for each foreign currency.

            Under U.S. GAAP, such translation into NIS is calculated using the annual average rate of exchange for each foreign currency.

            This difference was not material in the reporting year.

       6.   Treatment of marketable securities:

            Marketable securities designated for sale in short-term are carried at market value, which is not materially different from their cost.

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-   EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND
            U.S. GAAP ON THE
            FINANCIAL STATEMENTS (Continued)

       6.   Treatment of marketable securities: (Continued)

            Under U.S. GAAP, these investments have been designated as marketable securities available for sale and recorded in the balance sheet at their current market value. Unrealized gains and losses are recorded in a separate component of shareholders' equity.

       7.   Earnings (Loss) per share:

            Under Israeli GAAP, earning (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during the period, including Program Shares.

            Under U.S. GAAP, the Program Shares under the Deferrence Program are excluded from the weighted average number of shares outstanding during each period presented. For purposes of computing earnings per share, the Program shares are treated as unissued shares through December 31, 1997 as their issuance is contingent upon the Company's attainment of specified earning levels.

            As stated above, the Performance shares were released and the computation of earning per share for the year ended December 31, 1997 is based on the weighted average number of ordinary shares outstanding including Program shares released.

  b. The effect of the material differences between the Israeli and the U.S. GAAP of the above mentioned items on the financial statements is as follows:

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-   EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND
            U.S. GAAP ON THE
            FINANCIAL STATEMENTS (Continued)



       1.   On consolidated statements of income.

                                                     For the six
                                                     months ended
                                                      December 31,           For the year ended December 31,
                                                          1995           1996            1997            1997
                                                     -------------   -------------   -------------   -------------
                                                                                                      Convenience
                                                                                                      translation
                                                                                                      (Note 2a)
                                                                  Adjusted NIS                          U.S. $
                                                     -------------   -------------   -------------   -------------
Net income (loss) as reported,
 according to the Israeli GAAP                         (1,024,496)         48,646      23,208,432       6,563,471
Unrealized gain on marketable
 securities                                                     -         (98,159)       (185,448)        (52,446)
Estimated earnings on projects beyond a
  preliminary stage and less 25% of the
  construction wage                                             -         287,265         440,612         124,607
Compensation expense related to
  performance shares released                                   -               -     (28,217,280)     (7,980,000)
Reclassification of amortization of
 Bridge notes issuance costs                                    -               -         843,438         238,529
                                                     -------------   -------------   -------------   -------------
Net income (loss) according to the U.S.
 GAAP before extraordinary items                       (1,024,496)        237,752      (3,910,246)     (1,105,839)
Extraordinary item:
Amortization of Bridge Notes issuance
 costs                                                          -               -        (843,438)       (238,529)
                                                     -------------   -------------   -------------   -------------
Net income (loss) according to the
  U.S .GAAP                                            (1,024,496)        237,752      (4,753,684)     (1,344,368)
                                                     =============   =============   =============   =============
Basic earnings (loss) per
 ordinary share:
As reported, according to the
 Israeli GAAP                                               (0.43)           0.02            4.56           1.29
                                                     =============   =============   =============   ============
As per the U.S. GAAP
Income (loss) before extraordinary item                     (3.76)           0.70           (0.77)         (0.22)
Extraordinary item                                              -               -           (0.16)         (0.04)
                                                     -------------   -------------   -------------   ------------
Net income (loss)                                           (3.76)           0.70           (0.93)         (0.26)
                                                     =============   =============   =============   ============
Weighted average number of shares
 outstanding under the U.S. GAAP                          272,186         340,000       5,085,754      5,085,754
                                                     =============   =============   =============   ============

The Minimum Pretax Income as defined in Note 21c for the year ended December 31, 1997 amounted to NIS 29,544,445 ( $8,355,329).

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-   EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND
            U.S. GAAP ON THE
            FINANCIAL STATEMENTS (Continued)

       2.   On Balance Sheet Items.

                                     December 31,                                    December 31,                  December 31,
                                      1996                                            1997                          1997
                     -------------------------------------------------------------------------------------------------------------
                                                                                                                    Convenience
                                                                                                                    Translation
                                                       As per                                          As per         (Note 2a)
                      As re[prted     Adjustment       U.S.GAAP       As reported     Adjustment       U.S.GAAP          U.S.$
                     -------------   -------------   -------------   -------------   -------------   -------------   -------------
                                                               Adjusted NIS
                     -------------------------------------------------------------------------------------------------------------


Cost and estimated
 earnings in excess
 of billings on
 uncompleted
 contracts (1)          2,865,784          68,240       2,934,024      16,537,042        (141,032)     16,396,010       4,636,881
Total assets           34,213,947          68,240      34,282,187     147,313,184        (141,032)    147,172,152      41,621,084
Billings in excess
 of costs and estimated
 earnings on uncompleted
 contracts (1)          9,549,242        (219,025)      9,330,217       3,154,827        (703,291)      2,451,536         693,308
Share capital and
 Paid-in capital (2)            -               -               -      33,847,129      28,217,280      62,064,409      17,552,152
Unrealized gain on
 marketable securities          -          98,159          98,159               -         283,607         283,607          80,206
Retained earnings
 (accumulated loss)      (975,850)        189,106        (786,744)     22,232,582     (27,938,628)     (5,706,046)     (1,613,701)
Total Shareholders'
 Equity                   143,092         189,106         332,198      56,079,711         562,259      56,641,970      16,018,657

(1) Recognition of estimated earnings on projects beyond a preliminary stage, but not beyond the completion of 25% of those projects.

(2)  Compensation expense related to performance shares released.


       3.   Additional disclosure regarding marketable securities:

            The following is a summary of available-for-sale securities as presented on December 31, 1997 pursuant to provisions of FASB Statement No. 115:

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-   EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND
            U.S. GAAP ON THE
            FINANCIAL STATEMENTS (Continued)

                                                                      As reported                    As reported
                                                         Gross         in these                       in these
                                                       unrealized      financial      Estimated       financial
                                         Cost            gain          statements     fair value      statements
                                     -------------   -------------   -------------   -------------   -------------
                                                                                                      Convenience
                                                                                                      translation
                                                                                                       (Note 2a)
                                                               Adjusted NIS                              U.S. $
                                    -----------------------------------------------------------------------------
Available-for-sale
 securities:
  Short-term debentures                9,082,734         279,335       9,362,069       9,362,069       2,647,644
  Shares                                 103,280           4,272         107,552         107,552          30,416
                                    -------------   -------------   -------------   -------------   -------------

                                       9,186,014         283,607       9,469,621       9,469,621       2,678,060
                                    =============   =============   =============   =============   =============

                               SIGNATURES
                               ----------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 GENESIS DEVELOPMENT AND CONSTRUCTION LTD.


By:     /s/Moshe Schnapp
   ----------------------------------------
           Moshe Schnapp
           President


Dated: June 30, 1998