Form 20-F
period 1998-12-31
GENESIS DEVELOPMENT & CONSTRUCTION LTD
filed 1999-06-30
CIK 1028572

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
 Conformed Copy                   ___________

                                    FORM 20-F

         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998
                           Commission File No. 0-29078
                                   -----------

                             GENESIS DEVELOPMENT AND
                                CONSTRUCTION LTD.
             (Exact name of Registrant as specified in its charter)
                                     Israel
                 (Jurisdiction of incorporation or organization)

                               10 Hashikma Street
                                 P.O. Box 70068
                               Haifa 31700, Israel
                               Tel: 972-4-824-4868
                               Fax: 972-4-824-5885
                    (Address of principal executive offices)

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

 Number of outstanding Class A Ordinary Shares as of December 31, 1998:
 2,361,000
 Number of outstanding Class B Ordinary Shares as of December 31, 1998:
 2,939,000

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

                                    Yes X No

            Indicate by check mark which financial statement item the
                        Registrant has elected to follow:

                                Item 17 X Item 18

                                TABLE OF CONTENTS


                                     Part I

                                                                         Page

ITEM 1.  Description of Business........................................... 1
ITEM 2.  Description of Property...........................................17
ITEM 3.  Legal Proceedings.................................................17
ITEM 4.  Nature of Trading Market..........................................18
ITEM 5.  Exchange Controls and Other Limitations
          Affecting Security Holders.......................................20
ITEM 6.  Taxation..........................................................20
ITEM 7.  Selected Financial Data...........................................22
ITEM 8.  Management's Discussion and Analysis of
          Financial Condition and Results of Operations....................23
ITEM 9.  Quantitative and Qualitative Disclosures
          About Market Risk................................................29
ITEM 10. Directors and Officers of the Registrant..........................30
ITEM 11. Compensation of Directors and Officers............................33
ITEM 12. Options to Purchase Securities From
          Registrant or Subsidiaries.......................................34
ITEM 13. Interest of Management In Certain Transactions....................35


                                     Part II

ITEM 14. Description of Securities To Be Registered........................36


                                    Part III

ITEM 15. Defaults Upon Senior Securities...................................36
ITEM 16. Changes In Securities, Changes
          In Security For Registered Securities And Use Of Proceeds........36


                                     Part IV

ITEM 17. Financial Statements..............................................37
ITEM 18. Financial Statements..............................................37
ITEM 19. Financial Statements and Exhibits.................................37


         Signatures........................................................37

                           FORWARD-LOOKING STATEMENTS

         THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT, CONCERNING, AMONG OTHER THINGS, THE ABILITY OF THE COMPANY TO COMPETE IN THE ISRAELI REAL ESTATE INDUSTRY THE STRENGTH OF SUCH INDUSTRY, AS WELL AS A MERGER TRANSACTION CONTEMPLATED BY THE COMPANY, INVOLVE RISKS AND UNCERTAINTIES, AND ARE SUBJECT, AMONG OTHER THINGS, TO CHANGES IN THE ISRAELI ECONOMY, THE AVAILABILITY OF LAND, AND THE CONTINUED AVAILABILITY OF RAW MATERIALS AND LABOR. FURTHERMORE, THE COMPANY OPERATES IN AN INDUSTRY SECTOR WHERE SECURITIES VALUES MAY BE VOLATILE AND MAY BE INFLUENCED BY ECONOMIC AND OTHER FACTORS BEYOND THE COMPANY'S CONTROL. FURTHER INFORMATION REGARDING THESE AND OTHER RISKS IS DESCRIBED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

         The translations of certain New Israeli Shekel ("NIS") amounts into dollars appearing in this report have been made for the convenience of the reader at the exchange rate prevailing at December 31, 1998 (NIS 4.16 = $1.00), as published by the Bank of Israel. Such dollar amounts have been included solely for the convenience of the reader and should not be construed as a representation that the NIS amounts actually represent such dollar amounts or could be converted into dollars at that rate.


                                     Part I
                                     ------

ITEM 1.   DESCRIPTION OF BUSINESS
-------   -----------------------

         General Overview:
         -----------------

         Genesis Development and Construction Ltd. (together with its subsidiaries, the "Company", unless the context requires otherwise) is engaged in the business of real estate development and construction management for residential and public properties primarily in Israel and to a limited extent, through its foreign subsidiaries, in Russia, Germany and the United States. The Company acts as a general contractor, subcontracting all of its construction activities to independent subcontractors, and manages these projects with on-site project managers and field engineers. In addition, the Company engages in the sale of real estate development rights and provides consulting, management and financial management services in connection with real estate activities conducted by other developers and contractors. Since the beginning of 1998 the Company has also engaged, through subsidiaries, in the acquisition and development of income-producing residential properties for long term lease by the Company to agencies of the Israeli government. In May 1999 the Company sold part of its interests in such properties, thereby significantly reducing the level of its activity in this area.

          In May 1999 the Company entered into a Memorandum of Understanding regarding a merger transaction with a company based in Charleston, South
Carolina, and engaged in the business of providing high-speed Internet cable modem services. See "--Internet Cable Corporation Merger Transaction."

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

A.       Real Estate Development and Construction Business

         Over 90% of the land in Israel is owned by the Government of the State of Israel (the "Israeli Government"). As a result, the rate of new development and construction is essentially determined by the Israeli Government. The Israeli Government currently awards building projects primarily through a competitive bidding process in which bidders must demonstrate, among other things, the quality of their work and their ability to complete projects on schedule and in accordance with specifications. A substantial portion the Company's projects in Israel have been awarded through, and the Company intends to continue to participate in, this competitive bidding process. See "--Residential Development and Construction Awards."

     The real estate industry in Israel has undergone rapid and significant expansion during the years 1990 to 1996. According to the Israeli Central Bureau of Statistics (the "ICBS"), during the years 1990 through 1998 Israel experienced an average population growth of approximately 24%, primarily as a result of immigration from the countries formerly constituting the Soviet Union. Although the rate of immigration decreased since 1997, as reported by the ICBS, immigration has and continues to provide the Israeli economy with a highly educated and cost competitive labor force. See "--Conditions in Israel--Economic Conditions" below.

          Since 1997, the Israeli real estate market has experienced a recession, resulting in a reduction in demand and prices and a decrease of construction starts. The demand for moderately priced housing, which is the Company's main area of activity, was also adversely affected by the economic recession, although to a lesser extent than the demand for luxury homes. Due to the increased population, the demand for public buildings, such as educational and community centers, is relatively stable at this time. Accordingly, the Company is presently focusing its construction efforts in the area of public buildings and on its Rehovot project. See "--Real Estate Projects--Residential Projects--Pending Projects" and "--Conditions in Israel--Economic Conditions" below.

         Israel's limited supply of land requires the Israeli Government to make efficient use of the resources available in order to plan for its continuously growing population. The percentage of agriculture in Israel's gross domestic product, exports and employment has fallen in recent years and the Israeli Government is under pressure to re-zone agricultural land for urban development. See "--Conditions in Israel--Political Conditions" below.

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

        Real Estate Business Strategy:
        -----------------------------
         The Company has implemented a business strategy of focusing its efforts on developing and managing the construction of moderately priced residential properties, such as apartment buildings, primarily targeted to newly married couples and immigrants seeking to own their first home, and public buildings, such as education and community centers. The Israeli real estate industry is subject to changes resulting from, among other things, economic and political conditions. Accordingly, the Company adjusts its business strategies in the best interests of the Company to address such changes and opportunities. The Company's business strategy includes the following key elements:

* Conservative bidding policies. The Company attempts to minimize the risks associated with working primarily pursuant to contracts awarded through a competitive bidding process by conducting feasibility and market analyses covering all pertinent aspects of its proposed commitment under a project prior to submitting a bid. These studies include such technical aspects as title and zoning characteristics, marketing studies that review population and employment trends, schools, transportation access, buyer profiles, sales forecasts, projected profitability, cash requirements and other factors. Prior to acquiring rights in land, market studies are completed to determine the needs of the targeted customers and to determine whether the price of the underlying land rights enables the Company to meet those needs at an affordable price. The Company generally purchases rights in land only when it can project the commencement of construction and sales within a reasonable time period. The Company utilizes its engineers and project managers as well as outside architects and consultants, under close supervision, to help prepare its bid proposals.

* Joint ventures and other opportunities. The Company utilizes joint venture partnerships and other collaborative arrangements with third parties as a means to both expand its market opportunities and reduce the risks associated with its real estate activities. Such arrangements include sales by the Company of all or part of the rights to the land being developed by the Company. The Company intends to identify and cultivate a wide source of potential joint venture or other partners.

* Fixing costs. As a matter of policy, the Company will not begin construction of a project (unless otherwise committed due to the terms of the bid) until a significant portion of the construction costs have been established through fixed subcontractor fees and, where feasible, the Company has obtained a substantial percentage of commitments to purchase the units to satisfy itself that substantially all of the units in each phase of construction will be sold. This minimizes the Company's risks by enabling the Company to quantify with reasonable certainty its ultimate income flow from the project before committing any of its capital and resources.

* Expanding into International Markets. The Company is currently involved in three development projects outside of Israel. Although the Company will continue to concentrate its real estate activity in Israel, the Company believes that looking beyond the Israeli real estate market to international markets may increase its opportunities for growth. The Company is examining emerging international markets with high growth potential in which it can implement its expertise. The rate and timing of such expansion and the locations of such activities will depend on the Company's evaluation of existing market conditions, estimated profitability and other factors.

         Residential Development and Construction Awards:
         -----------------------------------------------

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

* Competitive bids for selected homebuyers. In this competitive bidding process, the Israeli Government establishes criteria for eligible homebuyers. Developers compete for these projects either by submitting an average unit price at which they will agree to build and sell the units to the homebuyers or by submitting a price for the purchase of the rights to the land. Under the supervision of the Israeli Government, the winning developer will conduct marketing activities to sell the units to eligible homebuyers and will be required to enter into contracts with each of the homebuyers to build a unit within the general guidelines previously provided by the Israeli Government to the developer. The developer retains all of the proceeds from the sale of the units in the project, and the homebuyers own the rights to the units and the developed land. The costs of any design or other changes requested beyond the predetermined specifications will be borne by the homebuyer based upon independent negotiations with the developer.

* Competitive bids for land. In this competitive bidding process, the developers submit bids to acquire rights in a specific undeveloped parcel of land. The winning developer is generally required to pay the Israeli Government the purchase price for the rights in the land within a specified time period after winning the bid. With the exception of certain basic guidelines, the developer will not be restricted as to the terms of its agreements with the homebuyers but will be obligated to complete development and construction by a specific date. The developer undertakes its own marketing efforts to sell the units, and will determine the number of units, the unit prices and the unit specifications, all within applicable zoning regulations and the terms of the bid. The character of the development of the land and the units will be determined by applicable zoning regulations.

* Raffle awards. Another method for awarding residential real estate projects is where the Israeli Government predetermines the purchase price for rights in an undeveloped parcel of land and awards it to developers pursuant to a raffle. In this situation, there is no competitive bidding among potential developers for the rights to develop the land. A winning bidder will be subject to certain general guidelines as to the terms of its arrangements with the homebuyers, and is restricted only in the character of the development of the land and units in accordance with applicable zoning regulations.

         Public Building Development and Construction Awards:
         ---------------------------------------------------

         Most of the Company's public building projects have been and are likely to continue to be obtained through framed bidding conducted by the various authorities of the Israeli Government. The Israeli Government and its authorities and municipalities, in response to public demand for particular types of buildings, such as art and science centers, schools or gymnasiums, request bids from developers for the construction of such buildings. The project may be for the development and construction of a specific type of public building within a specific region of Israel or throughout the entire country. The design and other specifications are either set by the requisitioning governmental authority before the commencement of the bidding process or by the winning developer in accordance with general guidelines supplied by the requisitioning governmental authority. Accordingly, developers are able to determine a fixed price to submit for the completion of the project. Upon being awarded a bid, the developer will be required to enter into a contract for the construction of the public buildings with the governmental authority which requisitioned the project pursuant to the terms of the award. The winning developer will be paid in advance or in a combination of partial advance payment and installment payments of the balance at various stages of the construction process, depending upon the terms of the award.

Real Estate Projects:

Residential Projects - Completed Projects

         To date the Company has participated, either as a developer, contractor or consultant, in ten projects that have been completed, comprising 467 residential units. The following table sets forth information concerning these projects:



                                                                                         Construction
     Project                            Location       Total Units(1)    Units Sold     Completion Date
     ----                               --------       -----------       ----------     ---------------

  As a Developer or general contractor
Acre..................................  Acre                24                24             8/97
Derech Hayam(2).......................  Haifa               12                11            10/97
Kiryat Tiv'on.........................  Kiryat Tiv'on       78                78            12/97
Kfar Yona.............................  Kfar Yona           34                34             6/98
Carmiel...............................  Carmiel             31                30            12/98
                                                           ===               ===
          Subtotal....................                     179               177

     As a Subcontractor
Kiryat Yona...........................  Kiryat Yona         65                n/a(4)         8/98
Modi'in(3)............................  Modi'in             85                n/a(4)        12/98
Dovrat................................  Afula               64                n/a(4)         3/99
                                                           ===
          Subtotal....................                     214

     As a Consultant or as Part
     of a Joint Venture
Yokne'am..............................  Yokne'am            50                50            12/97
Har Yona..............................  Nazareth            24                24            12/97
                                                            ==                ==
          Subtotal....................                      74                74
                                                            ==                ==

          TOTAL.......................                     467               251

(1)  Units per project.
(2) Including five Units given to the owner of the land as consideration for the right to develop the land.
(3)  Performance of preliminary work only.
(4) The Company's participation as a subcontractor in these projects renders this information insignificant.
                                       6

Residential Projects - Projects Under Construction

     As of May 31, 1999, the Company was involved in three residential development projects in Israel, in different planning, zoning and construction stages, in which the Company plans to build approximately 1,255 residential units. Construction of 900 of such residential units is subject to the receipt of various approvals and the Company does not anticipate their completion for several years. There is no assurance that these pending projects will be completed in the manner contemplated by the Company, or at all. The following table sets forth information concerning these projects:



                                                                           Execution Date
     Project                              Total Units(1)    Units Sold      of Agreement
     -------                              -----------       ----------    ----------------

Rehovot(1)..........................           900             12               3/97

Kiryat Shmuel ......................            58             46              11/97
Carmiel(2)..........................           167              0              12/97
Rishon Lezion(3)....................           130             n/a             12/98
                                             =====             ===
               TOTAL................         1,255             58

(1) In March 1997, the Company was awarded by the Israel Land Administration rights to develop a parcel of approximately 19 acres in Rehovot, in central Israel. The Company estimates that this project will consist of approximately 900 residential units, in approximately residential buildings, as well as public and commercial buildings. The completion of this project is subject to the successful evacuation of certain tenants that reside on portions of the land and to approvals from governmental and municipal authorities. The Company is currently offering 168 residential units for sale at this location, which are to be built in the first phase of construction at this site. Pursuant to the terms of the award, the Company is required to complete construction of the project by March 2002.

(2) The Company is currently seeking approval from governmental authorities to increase the number of units in this project to 300.

(3) In December 1998 the Company was engaged by Shay Bar Real Estate Investments Ltd., an Israeli publicly traded company ("Shay Bar"), to perform, as a "turn-key" contractor, certain construction and renovation work on building purchased by Shay Bar in Rishon Lezion, in connection with the proposed construction of 130 studio apartments at the site. In addition, the Company received $1.4 million for consulting and financial management services rendered to Shay Bar in connection with this project. The completion of construction and renovation of this project is expected to be in September 1999. See "Item 13--Interest of Management in Certain Transactions."

         Overseas Projects

         Rassnitz, Germany: In March 1997, the Company acquired a 36% interest in a project for the development and construction of a residential neighborhood in Rassnitz, Germany. The Company anticipates that a total of 250 residential units will be built in this project. In April 1997, the Company purchased 21.87% of the outstanding shares of the 64% partner in this project, a subsidiary of Engel, giving the Company an aggregate interest of 50% in this project. In September 1997, the Company sold 50% of its interest in this project to Shay Bar. Pursuant to the terms of the engagement, the Company is required to complete construction of the project in December 2002. In addition, the Company and Engel will each be entitled to 2% and 6%, respectively, of the revenues from this project in return for management financial and marketing services in connection with the development of the site. See "Item 13--Interest of Management in Certain Transactions."

         Southampton, New York: In March 1997, the Company acquired a 50% interest in a project for the development and construction of 33 single family homes situated in Southampton, New York. Construction of the necessary infrastructure at this site is in its final stage.

         Moscow, Russia: In April 1997 the Company acquired a 25% interest in a project for the renovation of an office building in Moscow and for additional related construction. In September 1997 the Company sold 50% of its interest in this project to Shay Bar. The construction of the exterior of the building is in its final stages and the Company anticipates that it will be completed within a few months. The partners in this project are currently seeking tenants. After tenants for a substantial portion of the building are secured, the parties will commence work on the interior of the building according to the tenants' specifications. See "Item 13--Interest of Management in Certain Transactions."

         Public Buildings Projects

         Mifal Hapayis Community Centers
         -------------------------------
         In February 1996, pursuant to a bid conducted by Mifal Hapayis, Engel and four other companies were awarded projects for the construction of approximately 75 identical art and science centers on the grounds of different municipalities throughout Israel. Mifal Hapayis is a quasi-governmental institution which runs the Israeli national lottery and uses its revenues for the benefit of the public, particularly for financing the construction of public facilities. Pursuant to the bid, each of the winning companies will enter into a contract for the construction of an art and science center with each municipality which approaches it pursuant to the terms of the award. In August 1995, the Company entered into an agreement with Engel pursuant to which Engel was required to engage the Company as subcontractor for each of such projects for which it is retained, upon substantially the same terms as the contract entered into between Engel and the municipality. To date, the Company has been engaged by Engel to act as subcontractor for the construction of 5 such centers, four of which were completed prior to December 1998. The fifth project is substantially completed and requires only minor additional work. In October 1996, the Company modified its agreement with Engel and released Engel from its commitment to engage the Company as a subcontractor for further Mifal Hapayis projects. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Relationship with Engel."

         Educational Buildings
         ---------------------
         In  June  1998,   the  Company   completed  the   construction,   as  a
subcontractor for Engel, of the second phase of a school building at a youth village in Petach Tikva, which is near Tel Aviv. The first phase of this project was completed in September 1997.

         Gymnasiums
         ----------
         Pursuant to a bid the Company won in August 1996, it constructed five gymnasiums for different municipalities, the last of which is in its final construction stages.

         Military Construction
         ---------------------
         In April 1998, the Company was awarded a construction project by the Israeli Government's Ministry of Defense. In order to participate in this project, the Company obtained a special security rating from the Ministry of Defense, which will enable it to participate in other classified military projects in the future. See "Description of Business--Regulatory Matters." This project is under construction and its completion is planned for June 2001.

Other Real Estate Activities:
----------------------------

         Consulting, Management and Financial Management Services
         --------------------------------------------------------

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

          Acquisition and Development of Income-Producing Residential Properties
          ----------------------------------------------------------------------

          In January 1998, the Company acquired interest in two properties, one in Bat-Yam and one in Tel-Aviv, through a former subsidiary in which the Company owned a 50% interest. The Bat-Yam property was renovated and leased to the Israeli Government's Ministry of Absorption ("Ministry of Absorption") pursuant to a five-year lease agreement. The property in Tel-Aviv includes approximately 40 residential units and is designated for rental following completion of renovation. In May 1999 the Company sold its interest in this project and in the subsidiary, through which the Company's interest was held, to the holder of the remaining 50% interest in such subsidiary.

          In addition, the Company acquired rights to develop another property in Tel-Aviv, where the Company intends to renovate an existing building to create 200 to 225 small residential units, which the Company will lease to persons referred by the Ministry of Absorption. Approximately 20% of the rent will be collected from the tenants and the rest will be paid by the Ministry of Absorption. The Ministry of Absorption will pay the Company rent for all of the Units, whether or not they are occupied. The Company has entered into an agreement with the Ministry of Absorption regarding this arrangement, with a five-year term, and at the option of the Ministry of Absorption, an additional five-year term. In January 1998, the Company sold a 20% interest in this property to an unrelated party for total consideration of $7 million. As of the date of this report, this property is undergoing renovation. The original date set for completion of the renovation in the agreement with the Ministry of Absorption was May 1, 1999. Due to certain delays, the parties reached a verbal agreement, according to which the building will be leased in phases, the first of which, consisting of 58 Units, was completed in June 1999, and the remainder is planned to be completed by September 30, 1999. On June 30, 1999 the Company executed an agreement with an unrelated party, granting such party the right to access the property, during a 90 day period, for the purpose of assessing its interest in acquiring rights in the property.

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

         Marketing and Sales:
         -------------------
         As soon as possible after winning a bid for a residential project, the Company commences its marketing efforts to sell each of the units to be constructed. The Company markets its residential units primarily to newly married couples and immigrants seeking to own their first home. Each unit purchaser is generally required to provide a downpayment with respect to a specific percentage of the unit purchase price. The Company's policy, when possible, is to require sales commitments with respect to at least 50% of the units before engaging a subcontractor or otherwise committing any significant capital to any phase of a project. The deposits will typically provide the Company with sufficient capital for the commencement of the project. The Company is required under Israeli law to provide the unit purchasers with bank guarantees which cover an amount equal to the funds received by the Company from such purchasers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

         Mortgage Financing and Governmental Entitlement Programs:
         --------------------------------------------------------
         There are two primary sources in Israel for obtaining financing for the purchase of real property: traditional bank and insurance company mortgages and government entitlement programs. Bank mortgages in Israel are typical of most of the world, providing for a long-term loan requiring monthly payments and secured by a lien on the property.

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

         As most land in Israel is owned by the Israeli Government, most of the Company's projects in Israel are and will continue to be obtained primarily through  public  bidding  processes.  The  Company  will be  required  to  place
competitive   bids  for   residential  and  public  projects  with  the  various
governmental authorities. Some of the Company's competitors have longer operating histories and greater financial, marketing and sales resources than the Company, all of which may be necessary to qualify or pre-qualify for certain government project awards and may hinder the Company's ability to bid for or participate in such projects. There can be no assurance that the Company will be successful in winning projects for which it submits bids or otherwise be successful in competing in the Israeli real estate industry.

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

         All Israeli general contractors are required to be registered with the Housing Ministry, and their registrations are classified within the range of C-1 to C-5. The financial scope of a contractor's activities as well as the size of projects to be undertaken by it are subject to the limitations imposed by its particular classification. Genesis Performance (1997) Ltd. and Genesis Construction Performance (1994) Ltd., wholly owned subsidiaries of the Company, possess a C-5 classification which enable the Company to undertake projects of an unlimited financial scope and an unlimited project size, as well as G-1 and B-1 classifications, which enable the Company to undertake infrastructure development, road, sewage and drainage construction projects. The registration is automatically renewed each year unless there is cause for non-renewal, principally due to bankruptcy, certain criminal offenses or the failure to maintain the requisite qualified personnel. For purposes of maintaining such registration, the Company employs two professional workers approved by the Israeli Contractor's Register.

         In addition, the Company has obtained a special security rating from the Israeli Government's Ministry of Defense, designated C-5*, which will enable the Company to participate in classified military projects in the future. See "--Principal Projects--Public Buildings Projects--Military Construction."

         Employees:
         ---------
         At June 25, 1999, the Company had 29 full-time employees, including its chief engineer, field engineers and administrative office employees. The Company also utilizes independent field engineers from the localities of its various projects. The Company currently utilizes and intends to continue to utilize an independent contractor as its projects manager. The Company considers its relations with its employees to be good. The Company believes that its current staff of employees is adequate to meet its present needs. The Company's construction operations are conducted through independent subcontractors, thereby limiting the number of its employees. None of the Company's employees is represented by a union. See "--Subcontractors and Suppliers" above.

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

        There is currently no shortage of labor in Israel for the Company's industry due to a readily available foreign labor force. As a result of restrictions on the entry of Palestinian workers, it is the Company's policy not to utilize subcontractors who employ any workers residing within the zones typically restricted as such. The Company currently relies on subcontractors who employ local and foreign workers. The Company has a license issued by the Ministry of the Interior, to employ foreign workers and deposited as collateral security certain amounts with the Ministry of the Interior as a condition to its employment of foreign workers. Such collateral was deposited by a third party that is handling all procedures related to foreign workers on behalf of the Company. There can be no assurance that the Company will not experience labor shortages in the future. In recent years, the Israeli Government has limited issuing new licenses for foreign workers seeking employment in Israel. Although the Company believes that there is presently a sufficient number of foreign laborers to satisfy the Company's current demands, there can be no assurance that the Israeli Government will not respond to political and social conditions with protectionist measures such as the expulsion of existing foreign laborers, or that as the Company's demand for workers increases there will be a sufficient number of foreign and other workers available to satisfy such demands. The increased costs and delays in construction of projects due to these factors could have an adverse effect upon the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Conditions in Israel:
         --------------------
         The Company's operations are currently conducted primarily in Israel and accordingly, the Company is directly affected by economic, political and military conditions in that country. The operations of the Company could be materially adversely affected if major hostilities involving Israel should occur in the Middle East.

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

         In September 1993, a breakthrough occurred in Israeli-Palestinian relations. A joint Israeli-Palestinian Declaration of Principles was signed by Israel and the PLO in Washington, D.C., outlining interim Palestinian self-government arrangements. In May 1994, Israel and the PLO signed an agreement in Cairo in which the principles of the September 1993 Declaration of Principles were implemented. In accordance with this agreement, Israel has transferred the civil administration of the Gaza Strip, Jericho and other parts of the West Bank to the Palestinian Self-Rule Authority and the Israeli army has withdrawn from some of these areas. Since such agreement, Israel and the PLO reached several others agreements for the gradual redeployment of Israeli military forces in the West Bank and the transfer of certain powers and governmental responsibilities to a Palestinian elected council with respect to certain territories in the West Bank.

         In October 1994, Israel and Jordan signed a peace treaty (the "Treaty"). Following the Treaty, full diplomatic relations between the two countries have been established. In addition, the Treaty expresses the mutual desire of the parties for economic cooperation and calls for both parties to lift economic barriers and discrimination against each other and to act jointly towards the removal of any economic boycotts by third parties. In December, 1996, Israel and Jordan signed a trade agreement designed to liberalize trade between the two countries.

         On November 4, 1995, Prime Minister Yitzhak Rabin was assassinated by a right wing zealot opposing the peace process, which was promoted by Mr. Rabin.

         To date, Israel has not entered into a peace treaty with either Lebanon or Syria, although it has conducted certain negotiations with Syria towards a solution of the hostility between them. Furthermore, notwithstanding the agreements and declarations described above, the relations between Israel and the PLO are not yet fully formalized.

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

         In the past few years there has been certain stagnation in the peace process in the Middle East. No prediction can be made as to whether or how this process will develop or what effect it may have on the Company. On May 17, 1999, Mr. Ehud Barak of the Labor Party was elected as Israel's Prime Minister. According to Mr. Barak's declarations prior to his election, the new government will attempt to speed up the peace process with the Palestinians and resume negotiations with Syria.

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

Economic Conditions
-------------------
         Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s that reached an annual peak of 445%, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest among the Palestinian population. The Israeli government has, for these and other reasons, intervened in the economy by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates. The Israeli government's monetary policy contributed to relative price and exchange rate stability during most of 1993 to 1997 despite fluctuating rates of economic growth and unemployment. The Israeli government has in the past periodically changed its policies in all these areas. During 1997, the monetary policy of the Bank of Israel changed in several respects. These changes included a decision of the Bank of Israel to reduce interest rates and a move by the Bank of Israel to reduce its intervention in the currency markets to allow the NIS to trade more freely. In addition, the Bank of Israel has adopted certain measures to liberalize foreign currency regulations. See
Item 6. An period of accelerated devaluation of the NIS has been one consequence of these policy changes. Subject to further changes in policy, the NIS-US Dollar exchange rate may fluctuate more widely in the future than it has in recent years.

         Since the beginning of 1998, the Israeli economy has been experiencing a recession, resulting, inter alia, in growing unemployment rates, a very low inflation rate and high interest rates. According to the ICBS, from 1994 through 1998, Israel's GDP increased 6.8%, 7.1%, 4.7%, 2.7% and 2.0%, respectively, although the GDP growth per capita for 1997 and 1998 was negative. In addition, Israel has recently experienced an increase in its unemployment level. According to data published by the ICBS, average unemployment rates have increased from 6.7% and 7.7% of the civilian labor force in 1996 and 1997, respectively, to 8.6% in 1998.

         The following table sets forth, for the periods indicated, certain information with respect to the CPI, the rate of inflation in Israel, the rate of devaluation of the NIS in Israel and the rate of inflation adjusted for devaluation.

                                        Israeli                            Inflation
                                        Inflation      Devaluation         Adjusted for
Year Ended December 31,       CPI(1)    Rate%(2)         Rate%(3)          Devaluation%(4)
-----------------------       ---       ---------      -----------         ---------------
1994......................    289.8        14.5             1.1                 13.3
1995......................    313.3         8.1             3.9                  4.0
1996......................    346.4        10.6             3.7                  6.7
1997......................    370.6         7.0             8.8                 (1.7)
1998......................    402.6         8.6            17.7                 (7.7)

(1) For purposes of this table, the CPI figures use the 1987 CPI as a base equal to 100. These figures are based on reports of the ICBS and are for December 31 of the respective years.
(2) Inflation is the percentage change in the CPI between the last month of the period indicated and December of the preceding year.
(3) Devaluation is the percentage increase in the value of the US Dollar in relation to NIS during the period indicated.
(4) Inflation adjusted for devaluation is obtained by dividing the Israeli inflation rate plus 100 by the annualdevaluation rate plus 100, multiplying the result of such division by 100 and subtracting 100 from the result.

                         NIS/U.S. DOLLAR EXCHANGE RATE

                    At end of      Average
                    Period(1)      Rate(2)        High           Low
                    ---------      -------        ----           ---
1994..............    3.02           3.01         3.06           2.96
1995..............    3.14           3.01         3.18           2.94
1996..............    3.25           3.20         3.30           3.08
1997..............    3.54           3.60         3.61           3.53
1998..............    4.16           3.80         4.37           3.54


(1) Exchange rate at period end is the Representative Rate as of December 31 of the year indicated, as reported by the Bank of Israel.
(2) Average rate is the average of the daily Representative Rates during the year.


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

B.       Merger with Cable Internet Corporation ("ICC")

         In May 1999 the Company executed a Memorandum of Understanding (the "MOU") with Internet Cable Corporation ("Internet Cable"), a broadband Internet access provider incorporated under the laws of Nevada, whose shares are publicly traded on the OTC/BB (symbol ICBL), contemplating a merger between the two companies. Pursuant to the MOU the shareholders of Internet Cable will exchange their stock for stock in a new US holding company to be formed by the Company and to be called Internet Cable Corporation (the "New Genesis"). The shareholders of Internet Cable, after giving effect to this transaction, will own approximately 59% of the issued and outstanding common stock of the New Genesis and, in addition, may receive warrants to purchase additional shares.

         The transaction is subject to, among other things, appropriate due diligence, execution of definitive agreements, approval of both boards of directors, shareholders' meetings and fairness opinion letters. The MOU has been presented to and approved by the boards of directors of Internet Cable and the Company.

Internet Cable, headquartered in Charleston, South Carolina, is in the business of providing high-speed Internet cable modem services. The use of cable modems for Internet access provides customers the ability to download and upload multi-media at speeds hundreds of times faster than those of typical telephone modems.

         Negotiations regarding the structure of the transaction and the terms of a definitive agreement are in progress.


ITEM 2.  DESCRIPTION OF PROPERTY
------   -----------------------

          In addition to rights in real estate currently held for development and sale, the Company owns office space for its corporate headquarters, located in Haifa in northern Israel. The Company purchased the rights to such space in May 1996 for $126,250 and has since obtained a 15-year mortgage on the property. Such mortgage bears interest at the rate of 5.5% and requires equal monthly payments of principal and interest, linked to adjustments in accordance with the CPI. The Company has also leased office space in a neighboring building. The term of such lease is for 60 months, commencing January 1997, with an option for the Company to extend the lease for an additional 12 months. The payments under the lease are $550 per month. In addition, the Company has leased office space in Rehovot, in close proximity to its residential project located there. See "Item 1--Real Estate Projects--Residential Projects." The term of such lease is for 12 months, commencing on December 1999, with an option for the Company to extend the lease for an additional 60 months. The monthly payments under this lease are $500. The Company's U.S. subsidiary, Genesis Development and Construction, Inc., has leased office space in New City, New York. This lease is on a monthly basis and the payments under the lease approximate $1,500 per month. The Company's office space is adequate for its anticipated future needs.


ITEM 3.  LEGAL PROCEEDINGS
-------  -----------------

         There are no material legal proceedings pending to which the Company or any of its property is subject and, to the knowledge of the Company, there are no such proceedings threatened, except as described below.

          On October 22, 1998 Moshe Schnapp, the Company's president, Eli Aran, the Company's chairman, and the Company filed a Statement of Claim against Israel Discount Bank Ltd. (the "Bank") in the Tel Aviv District Court, seeking damages in the amount of $100 million. The suit relates to negotiations, between Messrs. Schnapp and Aran and the Bank, concerning the financing of a proposed acquisition of a controlling interest in a large Israeli energy and real estate holding company. In June 1999, following the Company's notice to Messrs. Schnapp and Aran that it would not bear any of the cost of prosecuting this claim, it was agreed that the Company would remain a party to the suit but would not bear any of such costs and would be entitled to only 5% of the net amount of any recovery.

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

ITEM 4.  CONTROL OF REGISTRANT
------   ---------------------
         The following table sets forth certain information as of May 31, 1999 with respect to the beneficial ownership of the Company's outstanding Class A Ordinary Shares, NIS 0.1 par value (the "Class A Ordinary Shares"), and Class B Ordinary Shares, NIS 0.1 par value (the "Class B Ordinary Shares", and together with the Class A Ordinary Shares, collectively the "Ordinary Shares") by (i) any shareholder known to the Company to beneficially own more than ten percent of such outstanding shares and (ii) the Company's directors and officers as a group.

                                             Class A                   Class B
                                         Ordinary Shares           Ordinary Shares             Percentage of
                                         ---------------           ---------------               Vote as a
Name                                Number             %               Number          %      Single Class(1)
----                               -------            ---             --------        --     ----------------
Moshe Schnapp                         --              --         1,829,000 (2)        44.2         38.1

Eli Aran                           22,500 (3)          *         2,310,000 (4)        55.8         48.3

Dashwood International S.A.           __                __         550,000            13.3         11.5

All officers and directors
as group                          74,500 (5)           2.3       4,139,000(2)(4)     100           86.8

*        Less than 1%.

(1) For purposes of this calculation, the Class A Ordinary Shares and the Class B Ordinary Shares are treated as a single class. The Class B Ordinary Shares are entitled to five votes per share, whereas the Class A Ordinary Shares are entitled to one vote per share.
(2) Includes 1,200,000 Class B Ordinary Shares held by Ageret Sixteen (93) Ltd., an Israeli corporation wholly-owned and controlled by Moshe Schnapp. Also includes (i) 550,000 Class B Ordinary Shares held by Dashwood International S.A. ("Dashwood") and (ii) 79,000 Class B Ordinary Shares held by Allied Capital Services, LLC. Mr. Schnapp has sole voting authority over such shares pursuant to voting agreements and is deemed to beneficially own such shares. Such voting arrangements will expire upon the earlier to occur of (i) September 30, 2001 with respect to the Dashwood shares, or October 23, 2001 with respect to the Allied Capital Services, LLC shares, and (ii) the date on which Mr. Schnapp ceases to be the chief executive officer of the Company.

(3) Represents shares issuable upon currently exercisable options granted to Mr. Aran in his capacity as a non-employee director of the Company residing in the United States. See "Options to Purchase Securities from Registrant or Subsidiaries."
(4) Includes 1,110,000 Class B Ordinary Shares held by Mr. Aran as trustee of a trust for the benefit of his wife, Irit Aran, and 1,200,000 Class B Ordinary Shares issuable to Mr. Aran upon the exercise of an option granted to him. See "Item 12--Options to Purchase Securities from the Registrant or Subsidiaries."
(5) Includes (i) 45,000 shares issuable upon currently exercisable options granted to non-employee directors of the Company residing in the United States. See "Item 12--Options to Purchase Securities from Registrant,"
         (ii) 25,000 Class A Ordinary Shares issuable upon exercise of the redeemable Class A Warrants (the "Class A Warrants") acquired by Gary
         J. Strauss in a private placement completed by the Company in November 1996 and (iii) 4,500 Class A Ordinary Shares acquired by Mr. Strauss in the Company's initial public offering in January 1997. Options to purchase up to 700,000 Class A Ordinary Shares that were issued in January 1998 were not exercised and therefore cancelled.

          As of May 31, 1999 the Company had 3,237,087 Class A Ordinary Shares outstanding, following a private placement of 850,000 Class A Ordinary Shares in May 1999 and the issuance of 26,087 Class A Ordinary Shares to Rodmand & Renshaw, Inc., a financial advisor engaged by the Company in connection with its contemplated merger with ICC, See "Item 8- Management Discussion and Analysis of Financial Conditions and Results of Operations Public Offering and Private Placements."

          In connection with the litigation between the Company, Messrs. Schnapp and Aran and Israel Discount Bank Ltd., the Bank claims to have a lien on 2,200,000 of the Company's Class B Ordinary Shares (1,200,000 owned by Agaret Sixteen (93) Ltd. and 1,000,000 held by Eli Aran as trustee for his wife, Irit
Aran), which are deposited with a bank in New York. Messrs. Schnaap and Aran maintain that such lien is not, and never was, in force. See "Item 3-Legal Proceedings."

Performance Shares

         The Company's Articles of Association provide that 2,660,000 Class B Ordinary Shares (the "Performance Shares") are subject to a share deference program (the "Deference Program"). Pursuant to the Deference Program, the Performance Shares would convert into "Deferred Shares" (having no rights other than the right to receive an amount not in excess of the par value thereof (NIS 0.1) upon dissolution of the Company) if the Company does not attain certain earnings levels. Such earnings levels were attained in the Company's 1997 fiscal year and all of the Performance Shares have been released from the Deference Program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Charge to Income as a Result of Release of Performance Shares from Deference Program."


ITEM 5.  NATURE OF TRADING MARKET
------   ------------------------

          The Company's (i) Units, each consisting of one Class A Ordinary Share, one Class A Warrant (the "Class A Warrants") and one redeemable Class B Warrant (the "Class B Warrants"), (ii) Class A Ordinary Shares, (iii) Class A Warrants and (iv) Class B Warrants (collectively the "Securities") have been quoted separately on The Nasdaq SmallCap Market ("Nasdaq") under the symbols
GDCUF, GDCOF, GDCWF and GDCZF, respectively, since the effective date of the Company's initial public offering (the "Offering") on January 30, 1997. The following table sets forth the high and low sales prices of the Company's Securities for the periods indicated as reported by Nasdaq:

Quarters Ended:                                        Class A
                                  Units            Ordinary Shares       Class A Warrants       Class B Warrants
                            ------------------ ---------------------- ---------------------- ---------------------
                              High     Low        High        Low       High        Low        High        Low
                            -------- --------- ----------- ---------- ---------- ----------- ---------- -----------
June 30, 1998                 9 1/2   3 7/8      6 1/4      4 3/8     2 9/16      1 1/2         3/4         7/16

September 30, 1998            8 1/2   3 3/4      5 1/2      2 7/8     2 7/16      1 1/16      2 5/32      1 7/32

December 31, 1998             5 1/4   3          3 7/8      1 5/8     1             9/16      1 5/32        3/16

March 31, 1999                4 1/2   1 3/4      2 5/8      1 1/8     1             7/16        5/16        3/16


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
-------  ------------------------------------------------------------------

         The Bank of Israel adopted in 1998 measures to liberalize foreign currency regulations. The implementation of certain of these measures may be subject to further legislation. Changes in the Israeli tax regulations may occur as a result of these measures. Pursuant to the Currency Control Law, 1978, and its regulations, as amended, non-residents of Israel are permitted to convert Israeli currency into freely repatriable U.S. US Dollars or other non-Israeli currency and transfer such currency out of Israel, including converting dividends (if any) on the Ordinary Shares, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, at the exchange rate prevailing at the time of conversion, provided that Israeli income tax has been paid or withheld with respect to such amounts to the extent applicable, or an exemption from such payment or withholding requirements has been obtained.

         Non-residents of Israel may freely hold and trade the Ordinary Shares. The ownership or voting of securities of the Company by non-residents of Israel is not restricted in any way by the Memorandum of Association or Amended and Restated Articles of Association of the Company or by the laws of Israel, except with respect to transfer of shares to residents of countries which are in a state of war with Israel.

         There can be no assurance that the above laws and regulations will not be altered or replaced in the future. Such changes could have a material adverse effect on the holders of Ordinary Shares.

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

         Individuals who are non-residents of Israel are subject to a graduated income tax on income derived or accrued from sources in Israel or received in Israel. Dividend distributions, other than bonus shares (share dividends), are subject to a 25% withholding tax, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The withheld tax is the final tax in Israel on dividends paid to non-residents. See "U.S.-Israel Tax Treaty" below.

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

         U.S.-Israel Tax Treaty
         ----------------------

         Pursuant to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of Class A Ordinary Shares by a person who qualified as a resident of the United States within the meaning of, and who is entitled to claim the benefits afforded such resident by, the U.S.-Israel Tax Treaty, which generally includes United States corporations, United States citizens, and permanent residents who maintain a permanent home or habitual abode in the United States and who are not resident in Israel for purposes of Israeli tax ("Treaty U.S. Resident") will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident, being an individual, is present in Israel for periods aggregating 183 days or more during the taxable year, or, whether or not the Treaty U.S. Resident is an individual, holds, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of Class A Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company at any time during such preceding 12-month period or who is present in Israel for 183 days or more during the taxable year would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, if such gain is taxable by Israel because of ownership of 10% or more of the voting power of the Company, the gain would be treated as foreign source income for United States foreign tax credit purposes and such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the United States income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits. If the gain is taxable in Israel because the selling Treaty U.S. Resident is an individual who was present in Israel for 183 days or more during the taxable year, such United States foreign tax credit will only be available if the sale of the Class A Ordinary Shares took place in Israel. Under the U.S.-Israel Tax Treaty, sales by Treaty U.S. Residents of Warrants will not be taxable by Israel unless the selling Treaty U.S. Resident, being an individual, is present in Israel for 183 days or more during the taxable year.
                                       21

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



ITEM 8.  SELECTED FINANCIAL DATA
-------  -----------------------

         The following selected consolidated financial data for the years ended December 31, 1996, 1997 and 1998 have been derived from the audited financial statements of the Company included elsewhere in this report. Such consolidated financial data have been prepared in accordance with Israeli GAAP which differs in certain respects from U.S. GAAP. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and other financial information appearing elsewhere in this report. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 29 of Notes to Consolidated Financial Statements.

Statement of Operations Data:

                                                 Year Ended December 31,
                                                1996                1997                    1998
                                         -------------------   ----------------  --------------------------

                                                          Adjusted NIS                        Convenience
                                                           Thousands                        Translation to
                                                  (Except Share and Per Share Data)          $ Thousands
                                         -------------------------------------------------  ---------------
Revenues....................................       25,306          135,081         122,527           29,453
Cost of Revenues............................       22,221           96,395         107,201           25,769
Gross profit................................        3,085           38,686          15,326            3,684
Operating expenses..........................        2,433            7,726           9,672            2,325
Operating income............................          652           30,960           5,654            1,359
Net income..................................           53           25,209           2,626              631
Earnings (loss) per share(1)................         0.02             4.94            0.46             0.11
Weighted average number of shares(1)........    3,000,000        5,085,754       5,300,000        5,300,000


Balance Sheet Data:

                                                                           December 31,
                                         -------------------------------------------------------------------
                                                  1996              1997                     1998
                                         --------------------  ----------------  ---------------------------
                                                                                   (1)
                                                                                   (2)
                                                                                                 Convenience
                                                                                              Translation to
                                                          Adjusted NIS Thousands                 $ Thousands
                                         --------------------------------------------------   --------------
Working capital (deficit)......................    (1,890)          42,119         (50,632)         (12,171)

Total assets...................................    37,164          160,014         271,385           65,235

Total liabilities..............................    37,008           99,101         204,926           49,261
Retained earnings (accumulated loss)...........    (1,060)          24,148          26,591            6,391
Total shareholders' equity.....................       155           60,913          66,459           15,974

--------------
(1) Includes the Performance Shares. For U.S. GAAP financial reporting purposes, the Performance Shares would be excluded. Accordingly, the earnings per share for U.S. GAAP reporting purposes would be NIS 0.76 ($0.18) for the year ended December 31, 1996, the loss per share would be NIS 1.02 ($0.24) for the year ended December 31, 1997, and the earnings per share would be NIS 0.36 ($0.09) for the year ended December 31, 1998. See Note 21 of Notes to Consolidated Financial Statements for an explanation of the determination of the weighted average number of shares outstanding used in computing net loss per share.

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
-------  CONDITION AND RESULTS OF OPERATIONS
         -------------------------------------------------

         The following discussion and analysis should be read in conjunction with "Item 8--Selected Financial Data" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this report.

General:
-------
         The Company operates its business primarily in three segments of the Israeli real estate industry: (i) development and construction, (ii) the provision of services for construction projects and (iii) the sale of real estate development rights. Since the beginning of 1998, the Company has also engaged in the acquisition and development of income-producing residential properties for long term lease by the Company to agencies of the Israeli government. To date, the Company's revenues have been derived primarily from real estate development and construction activities and, to some extent, from the sale of real estate development rights and from consulting, management and financial management services in connection with construction projects. Revenues with respect to the Company's development and construction activities have been derived pursuant to fixed price contracts, from which the Company recognizes revenue based upon the percentage of completion method. Revenues with respect to the sale of real estate development rights are recognized by the full accrual method when the sale is consummated. Revenues with respect to consulting, management and financial management services are recognized to the extent of fee revenue. See Note 2(j) of Notes to Consolidated Financial Statements.

         The Consolidated Financial Statements are prepared in accordance with Israeli GAAP which, as described in detail in Note 29 of the Notes to Consolidated Financial Statements, differ in certain respects from U.S. GAAP. In particular, under Israeli GAAP, revenue derived from projects is recognized when at least 90% of the project is completed and at least 75% of the units in the project are sold or 25% of the project is completed and all units in the project are sold. Under U.S. GAAP, the Company would be able to recognize revenues for a project when the project expenditures are predictable and there is a reasonable likelihood of completion. Accordingly, for U.S. GAAP financial reporting purposes, the Company may be able to report revenues with respect to certain projects earlier than it would in accordance with Israeli GAAP.

         Most of the Company's current real estate projects in Israel have been awarded to the Company or to third party contractors for whom the Company acts as subcontractor through competitive bidding processes conducted by the Israeli Government. The Company acts as a general contractor, subcontracting all of its construction work to independent subcontractors. The Company typically negotiates an up-front flat fee with each of its subcontractors prior to the commencement of a project. Accordingly, the Company is then able to estimate the gross profit, before operating expenses, to be derived from a given project, subject to the Company's ability to complete the project on schedule or at the anticipated cost and, in certain cases, to sell the units at the estimated unit sales prices. Further, most of the Company's contracts contain penalty provisions in the event of a delay in the completion of a particular project. Such penalty provisions require the Company to pay various amounts according to the extent of the delay. Penalty payments may reduce or eliminate the Company's projected gross profit on a particular project or result in a loss. See
"Description of Business--Principal Projects." In addition, the Company may experience variability in revenues on a quarterly basis as a result of the timing of completion of new projects and the recording of revenues anticipated to be derived from such projects for financial reporting purposes.

         The Company presently maintains its accounts and presents its financial statements in NIS. All NIS amounts reflect the historical amounts adjusted for changes in the general purchasing power of the NIS as measured by changes in the CPI and compiled in the manner explained in Note 2(b) of Notes to Consolidated Financial Statements. For convenience purposes, the financial data presented herein for the years ended December 31, 1996, 1997 and 1998, have been translated into dollars using the representative exchange rate on December 31, 1998 of NIS 4.16 = $1.00, as published by the Bank of Israel. See "Description of Business--Conditions in Israel--Economic Conditions."

Relationship With Engel:
-----------------------

         Approximately 14% of the Company's revenues for the year ended December 31, 1998 were derived from projects awarded to Engel, for which the Company was engaged by Engel to act as a general contractor. Moshe Schnapp, the Company's President and Chief Executive Officer, is the former Chief Executive Officer of Engel. Yaron Yenni, a director of the Company and its Chief Financial Officer and Secretary, was a director of Engel until December 1997. As a result of this relationship, the Company was in a position to enter into agreements with Engel under which the Company would act as general contractor for contracts awarded to Engel. Engel, whose shares are publicly traded on the Tel-Aviv Stock Exchange and on The Nasdaq National Market, is one of the major real estate development and construction companies in Israel.

         Although the Company intends to continue to do business with Engel, subcontracting for Engel does no longer comprise such a significant portion of the Company's revenue as it did in the past. As indicated by the most recent projects awarded to the Company, the Company believes that it now has independent capabilities to qualify for project awards. See "Description of Business--Principal Projects." The Company intends to continue focusing its efforts on directly contracting for real-estate development and construction projects, and the Company will seek to obtain such projects by participating directly in the competitive bidding processes conducted by the Israeli Government. However, there can be no assurance that the Company will be successful in competing for future bids independently of Engel. The Company's failure to obtain such bids would adversely effect its financial results.


Results of Operations During the Year Ended December 31, 1998 Compared to Fiscal Year Ended December 31, 1997:
--------------------------------------------------------------------------------

         For the year ended December 31, 1998, the Company had total revenues of approximately NIS 122.5 million ($29.5 million), a decrease of NIS 12.5 million ($3.0 million), or 9%, compared to approximately NIS 135.0 million ($32.5 million) for the year ended December 31, 1997, primarily as a result of a decrease in sales of real estate. Revenues from contracting in 1998 were approximately NIS 91.2 million ($21.9 million), a decrease of NIS 6.2 million ($1.5 million), or 6%, compared to NIS 97.4 million ($23.4 million) for the year ended December 31, 1997. This decrease is primarily a result of the completion of projects during 1998. The Company also had revenues of approximately NIS 25.4 million ($6.1 million) from the sale of real estate development rights and NIS
5.9 million ($1.4 million) from consulting activities.

           Total cost of revenues amounted to approximately NIS 107.2 million ($25.8 million), an increase of NIS 10.8 million ($2.6 million), or 11%, compared to NIS 96.4 million ($23.2 million) for the year ended December 31, 1997. Gross profit, as a percentage of total revenues, decreased to 12.5% for the year ended December 31, 1998, from 28.6% for the year ended December 31, 1997, primarily as a result of an increase in the cost of sale of real estate rights. Gross profit margins for contracting increased to 9.7% for the year ended December 31, 1998, from 7.2% for the year ended December 31, 1997.

         Total operating expenses, including selling, general and administrative expenses, were approximately NIS 9.6 million ($2.3 million) for the year ended December 31, 1998, an increase of NIS 1.9 million ($0.5 million), or 22.5%, compared to NIS 7.7 million ($1.9 million) for the year ended December 31, 1997, primarily as a result of an increase the cost of vehicles and of professional services.

         As a result of the foregoing, the Company had net income of approximately NIS 2.6 million ($0.7 million) for the year ended December 31, 1998, a decrease of approximately NIS 22.6 million ($5.4 million), or 89%, as compared to NIS 25.2 million for the year ended December 31, 1997 and earnings per share of NIS 0.46 ($0.11) for the year ended December 31, 1998, a decrease of NIS 4.48 ($1.08) as compared to the year ended December 31, 1997.

          The differences between U.S. GAAP and Israeli GAAP for the year ended December 31, 1998 are primarily in the accounting treatment of revenue recognition and the presentation of severance rights. As a result, under U.S. GAAP the Company had a net income of approximately NIS 1.9 million ($0.5 million) and net earnings per share of NIS 0.36 ($0.09). See Note 29 of the Notes to the Consolidated Financial Statements.

Results of Operations During the Year Ended December 31, 1997
Compared to Fiscal Year Ended December 31, 1996
-------------------------------------------------------------

          For the year ended December 31, 1997, the Company had total revenues of NIS 135.1 million ($32.5 million), an increase of NIS 109.8 million ($26.4 million) compared to NIS 25.3 million ($6.1 million) for the year ended December 31, 1996, primarily as a result of increased development and construction activities and the sale of real estate development rights. Revenues from contracting wre NIS 97.3 million ($23.4 million), an increase of NIS 72.0 million ($17.3 million) compared to NIS 25.3 million ($6.1) for the year ended December 31, 1996. This increase is primarily a result of the Company's ability to qualify to participate in tenders independently and its ability to participate in more tenders in 1997, due to its increased capital resources and longer operating history. During the initial phases of its operations in 1996, the Company was limited in its ability to participate in tenders independently, due to its limited operating history and capital resources. Accordingly, the Company acted as general contractor for Engel and other larger contractors, who submitted winning bids in tenders in which the Company was not eligible to participate, and shared the revenues from these projects with such other contractors. The Company also had revenues of NIS 14.7 million ($3.5 million) from the sale of real estate development rights, NIS 20.4 million ($4.9 million) from the sale of real estate development rights to related parties, and NIS 2.6 million ($0.6 million) from consulting, activities from which the Company did not derive any revenues for the year ended Decembe 31, 1996.

          Total costs of revenues amounted to NIS 96.4 million ($23.2 million), an increase of NIS 74.2 million ($17.8 million) compared to NIS 22.2 million ($5.3 million) for the year ended December 31, 1996. Gross profit, as a percentage of total revenues, increased to 28.6% for the year ended December 31, 1997, from 12.2% for the year ended December 31, 1997, primarily as a result of sales of real estate development rights which generate higher profit margins than contracting. Gross profit margins for contracting decreased to 7.2% for the year ended December 31, 1997, from 12.2% for the year ended December 31, 1996, primarily as a result of certain projects that generated relatively lower profit margins in 1997.

          Total operating expenses, including selling, general and administrative expenses, were NIS 7.7 million ($1.9 million) for the year ended December 31, 1997, an increase of NIS 5.3 million ($1.3 million) compared to NIS
2.4 million ($0.6 million) for the year ended December 31, 1996, primarily as a result of the cost of additional rented office space, professional and other fees incurred in connection with new operations and start-up costs associated with foreign operations.

          As a result of the foregoing, the Company had net income of NIS 25.2 million ($6.1 million) for the year ended December 31, 1997, an increase of NIS
25.2 million ($6.0 million) as compared to the year ended December 31, 1996 and earnings per share of NIS 4.9 ($1.2) for the year ended December 31, 1997, an increase of NIS 4.9 ($1.2) as compared to the year ended December 31, 1996.

          The differences between U.S. GAAP and Israeil GAAP for the year ended December 31, 1997 are primarily in the accounting treatment of the release of Program Shares from the Deferrence Program. For U.S. GAAP purposes, the release of Program Shares held by officers, directors and employees of the Company from the Deferrence Program is deemed compensatory, resulting in a compensation expense of NIS 30.6 million ($7.4 million). As a result, under U.S. GAAP the Company had a net loss of NIS 5.2 million ($1.2 million) and a net loss per share of NIS 1.0 million ($0.2 million). See "--Charge to Income as a Result of Release of Performance Shares from Deferrence Program."

Public Offering and Private Placements:
--------------------------------------

         In February 1997, the Company completed its initial public offering of 2,300,000 units, consisting of 2,300,000 Class A Ordinary Shares, 2,300,000 redeemable Class A Warrants and 2,300,000 redeemable Class B Warrants. The gross proceeds amounted to $11,500,000 and the net proceeds after offering expenses amounted to approximately $9,500,000.


          In May 1999, the Company issued to a group of investors 850,000 Class A Ordinary Shares for total consideration of $850,000 which was the fair market value of such shares on the date of issuance. In addition, in May 1999, the Company issued to a financial advisor, which the Company retained in connection with its contemplated merger with ICC, 26,087 Class A Ordinary Shares, as part of such financial advisor's compensation.

Liquidity and Capital Resources:
-------------------------------

         The Company's business is capital intensive and requires substantial up-front expenditures for land development contracts and construction. Accordingly, the Company requires a substantial amount of cash on hand and lines of credit from banks to conduct its business. The Company has to date financed its working capital needs on a project-by-project basis, primarily from construction loans from banks, private fundings of equity and debt, with the proceeds of the Offering and with proceeds from the sale of real estate development rights. At December 31, 1998, the Company had working deficit of approximately NIS 50.6 million ($12.2 million) and retained earnings of NIS 26.6 million ($6.4 million).

          The Company's working deficit for December 31, 1998 included a revolving short-term bank loan of NIS 42 million received for the financing of the Income-Producing residential property in Tel-Aviv. Upon the occurrence of certain conditions, including the completion of the renovation of such property, such short-term loan will be converted to an equivalent long-term credit line. See "Item 1 - Real Estate Development and Construction Activities-Other Real Estate Activities - Acquisition and Development of Income-Producing Residential Properties" and "Item 2-Description of Property."

         The Company typically finances residential projects through customer deposits and construction loans. Under its existing policy, the Company generally will not commence substantial construction of a project until a substantial portion of the units have been sold to homebuyers and the Company has received downpayments or complete payments from the unit purchasers (unless the term of the bid demands otherwise). Under Israeli law, the Company is required to secure the payments received from unit purchasers with guarantees until the project is completed. The banks will generally require the Company to deposit with the bank, promptly upon receipt, all such funds received from unit purchasers, and the bank will then release such amounts to the Company from time to time as are needed for the completion of the project, in accordance with the determination of a project supervisor appointed by the bank. The financing banks generally will also require a lien on all of the Company's rights with respect to a project. Such bank financing may cover only a specific percentage of the project costs. Accordingly, the Company may be required to obtain additional funds to complete the project.

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

         At December 31, 1998, the Company had outstanding indebtedness in the aggregate amount of approximately NIS 122.2 million ($29.4 million) which is secured by the Company's rights under its projects, including all receivables relating to the projects and the Company's right in the land and all improvements thereon. Such outstanding indebtedness bears interest at rates ranging from the prime rate minus 4.9% to prime rate plus 0.7% and, for indebtedness which is linked to the U.S. dollar, at the rate of 6.8% per annum. Substantially all of the Company's present outstanding indebtedness to banks with respect to its projects is guaranteed by Moshe Schnapp, the Company's President and Chief Executive Officer.

         In August 1995, the Company entered into an agreement with Engel pursuant to which Engel was required to engage the Company as the subcontractor for each project it was awarded in connection with the Mifal Hapayis project, as described under "Description of Business--Principal Projects." In October 1996, the Company modified its agreement with Engel and released Engel from its commitment to engage the Company as subcontractor in each Mifal Hapayis project awarded in the future to Engel. In consideration for such release, Engel was required to pay the Company approximately NIS 326,000 ($78,000) for each subsequent Mifal Happayis project entered into by Engel, in exchange for certain limited services to be provided by the Company. See "Description of Business--Principal Projects" and Note 25 of Notes to Consolidated Financial Statements.

         In March 1998, the Company sold a 20% interest in its project for the renovation of a group of apartment buildings in Tel-Aviv to an unrelated group of investors, for total consideration of approximately $6 million.

          The Company's offices in Haifa are subject to a 15-year mortgage in the amount of approximately NIS 386,000 ($93,000). The mortgage bears interest at the rate of 5.5% and is linked to adjustments in accordance with the CPI. In December 1996, the Company leased additional office space in a neighboring building in Haifa, for a term of five years commencing January 1997, for monthly payments of NIS 2,000 ($500). In addition, the Company has leased office space in Rehovot, for the purpose of having close supervision over its residential project located there (see "Item 1--Real Estate Projects--Residential Projects"). The term of such lease is for 12 months with an option for 60 additional months, commencing December 1998. The monthly payments under this lease are $500. The Company's U.S. subsidiary, Genesis Development and Construction, Inc., has leased office space in New City, New York. This lease is renewed on a monthly basis. The Company is committed to monthly payments of $1,500 under this lease.

         The Company is required to provide certain amounts as collateral security to the Ministry of the Interior as a condition to employment of foreign workers. A Portion of said collateral was provided by a third party that handles all procedures related to the foreign workers on behalf of the Company.

         The Company from time to time provides guarantees on behalf of and loans to third parties in connection with borrowings relating to projects undertaken by such third parties, for which the Company will be entitled to a fee. At December 31, 1998, the Company had outstanding guarantees to third parties in the aggregate principal amount of approximately NIS 44.3 million ($11 million).


Charge to Income as a Result of Release of Performance
Shares from Deference Program:
------------------------------------------------------

         In the year ended December 31, 1997 the Company attained the earnings thresholds required for the release of all of the Performance Shares from the Deference Program. The release of Performance Shares held by Company officers, directors, employees or consultants is treated, for U.S. GAAP financial reporting purposes, as a compensation expense of the Company. Accordingly, the Company did not recognize any a non-cash charge to earnings in its U.S. GAAP reconciliation for the year ended December 31, 1998.

Impact of Inflation and Devaluation on Results of Operations; Impact on Monetary Assets and Liabilities:
--------------------------------------------------------------------------------

         For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the dollar and other currencies. However, since the institution of the Israeli Economic Program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished. For the calendar years 1996, 1997 and 1998 the annual rate of inflation in Israel was approximately 10.6%, 7% and 8.6%, respectively. The Company's expenses are primarily incurred in Israeli currency. Because governmental policies in Israel linked exchange rates to a weighted basket of foreign currencies, the exchange rate between the NIS and the dollar has remained more stable in recent years than in prior years, except for an approximately 8.0% devaluation of the NIS in the fourth quarter of 1998. In 1998 the Bank of Israel adopted measures to liberalize foreign currency regulations. See "Exchange Controls and Other Limitations Affecting Security Holders."

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

Year 2000:
----------

         The Company is aware of its obligation to ensure that its operations (including the operations of its subsidiaries) will not be adversely affected as a result of the anticipated Year 2000 computer problems, which may be caused by the use of date-sensitive programs that utilize only two digits to represent the year.

          The Company has completed a review of the Year 2000 preparedness of its internal information technology systems, such as its accounting and billing systems. As a result of the nature of the Company's activities, its exposure to the Year 2000 issue is limited solely to internal information systems used in the Company's operations. The Company has also obtained certifications, concerning the Year 2000 readiness of critical computerized systems affecting the Company's operations, from the vendors of such systems.

          To date, no material problems in the Company's computerized systems have been detected. Any of the Company's computerized systems requiring adjustment in preparation for Year 2000 can be adjusted without incurring material additional cost. Taking the aforementioned into consideration, the Company has not yet developed a contingency plan for the possible adverse effects of the Year 2000 issue on its internal systems. If the Company is forced to change all of its information technology systems, hardware and software in order to achieve Year 2000 readiness, management estimates that the total cost will not exceed $________. The above notwithstanding, it is not possible to be certain that the Year 2000 issue will not have an effect on the Company's information technology systems.

         The Chief Financial Officer of the Company is responsible for addressing year 2000 issues. As substantially all of the Company's subsidiaries use the Company's facilities and information technology systems, the Company does not foresee any material year 2000 problems in any of its subsidiaries.

         There can be no assurance that the computer systems of third-party service providers which affect the Company's operations, including those of the Israel Electric Corporation, the banks and the telephone company, will be Year 2000 compliant.


ITEM 9.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-------------------------------------------------------------------

         The Company is routinely exposed to market risk, primarily changes in interest rates, inflation rates and fluctuations in the NIS/US Dollar exchange rates, which may adversely affect its results of operations and financial condition. The Company seeks to minimize these risks through its regular operating and financing activities. From time to time, the Company utilizes derivative financial instruments to reduce its exposure to financial market risks. These instruments are used to hedge foreign currency, equity and interest rate market exposures relating to underlying assets, liabilities and other obligations. The Company does not use derivative financial instruments for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. See Note 2o of the Consolidated Financial Statements.

          The Company is exposed to potential credit related losses in the event of default by other parties to certain financial instruments, but it does not expect any such defaults, since all such parties have investment grade credit ratings.

         As the Company's financial statements are prepared in NIS and in accordance with Israeli GAAP, with a convenience translation to US Dollars, Exchange rate fluctuations and large periodic devaluation have an impact on the US Dollar equivalent and period-to-period comparisons of the Company's financial results. A devaluation of the NIS in relation to the US Dollar will have the effect of decreasing the dollar value of any assets of the Company which consist of NIS or receivables payable in NIS (unless such receivables are linked to the US Dollar). Such a devaluation would also have the effect of reducing the US Dollar amount of any liabilities of the Company which are payable in NIS (unless such payables are linked to the US Dollar). Conversely, any increase in the value of the NIS in relation to the US Dollar would have the effect of increasing the US Dollar value of any unlinked NIS assets of the Company and the US Dollar value of any unlinked NIS liabilities of the Company. See "Item 1--Description of Business--Conditions in Israel--Economic Conditions" and "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Inflation and Devaluation on Results of Operations."

         When the rate of inflation exceeds the rate of devaluation of the NIS as compared to the US Dollar, the US Dollar value of the Company's revenues and expenses are increased by an amount determined by the amount by which the rate of inflation exceeds the rate of devaluation of the NIS as compared to the US Dollar. During years when the rate of devaluation of the NIS as compared to the US Dollar exceeds the rate of inflation the opposite influence occurs.

          The Company's expenses and revenues are primarily incurred in NIS. Some of the Company's contracts from which revenues are derived are linked to the CPI. Most of the Company's construction related liabilities as well as a portion of the Company's accounts receivable are generally linked to the Israeli Building Cost Index (the "BCI"). The difference in fluctuations of the two indexes may materially adversely affect the Company's financial results. In addition, yearly increases in the US Dollar value of the items used to describe the results of operations of the Company that are derived from CPI linked (or BCI linked) contracts affect year to year comparisons. To the extent the Company's cash and cash equivalents exceed its short-term funding requirements, the Company may invest its excess cash and cash equivalents in longer-term high-quality financial instruments. Such investments, if made, will be subject to changes in interest rates.

         For the different linkage terms of the Company's monetary balances on December 31, 1998, as compared to December 31, 1997, see Note 24 of the Notes to the Consolidated Financial Statements.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT
--------  ----------------------------------------

         The following table sets forth certain information concerning the directors and executive officers of the Company.


Name                           Age                      Positions
----                           ---                      ---------

Eli Aran                        48       Chairman of the Board, President of the
                                         United States Subsidiary and Director

Moshe Schnapp                   37       President, Chief Executive Officer and
                                         Director

Yaron Yenni                     37       Chief Financial Officer, Secretary and
                                         Director

Shalom Rozenberg                37       Director

Gary J. Strauss                 45       Director

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

         Eli Aran, a founder of the Company, has served as a director of the Company since the commencement of its operations in July 1995 and as the Chairman of the Board since November 1997. Mr. Aran has also served as a director and the President of Genesis Development and Construction, Inc., the Company's United States subsidiary, since its formation in February 1997. In addition, Mr. Aran serves as a director of Genesis Europe S.P.R.L., the Company's Belgian subsidiary, A.B. Stone B.V. and Stipula I.B.V. ("Stipula"), the Company's Dutch subsidiaries. Since March 1991, Mr. Aran has served as the Vice President of Apollon Contractors International, a United States real estate development and construction company with Israeli and other international operations, with headquarters in New York City. From March 1991 to May 1994, Mr. Aran was the manager of Enpollon and Company, L.P., a real estate development and construction company with operations in Israel. During such time, Mr. Aran also served as a director of Hatishbe A.L. Holdings Ltd., a developer of a commercial shopping center in Israel.

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

         Yaron Yenni has served as the Company's Chief Financial Officer and Secretary since October 1996. Mr. Yenni has also served as a director of the Company from October 1996 to January 1998 and since May 1998. In January 1998 Mr. Yenni was appointed chief executive officer of Genesis Construction Performance (94) Ltd., a subsidiary of the Company. Mr. Yenni has been serving as a director of Shay Bar Real Estate Investments Ltd., an Israeli public company trading on the Tel Aviv Stock Exchange, since August 1997. Mr. Yenni served as a director of Engel from November 1992 until December 1997, a director of Israel Credit Lines Financial Services Ltd. from August 1997 until July 1998, and from January 1995 to February 1997 he served as a director of Baumel Moshe & Sons Ltd. Mr. Yenni, a certified public accountant, served as Internal Auditor for Myrag Development Israel Ltd., a public holding company with investments in various Israeli enterprises, from March 1993 to October 1996. In addition, he served as an independent financial consultant for various Israeli companies until October 1996.

         Shalom Rozenberg has served as a director of the Company since January 1997. Mr. Rozenberg engages in different private businesses and Since June 1997 has served as an independent consultant to Carmel Container Systems Limited, an Israeli packing company trading on the American Stock Exchange, and until November 1994 served as its manager of sales, marketing and development in its industrial and agricultural divisions. From April 1987 to October 1994, Mr. Rozenberg was a marketing manager at Molet Hogla, an Israeli chemicals company, with responsibility for northern Israel and chain stores throughout Israel.

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


Alternate Directors:
-------------------

         The Company's Articles of Association provide that any director may appoint, by written notice to the Company, another director or any other individual approved by the Board of Directors, to serve as an alternate director for a specified period of time. Such other director or individual may act as an alternate director, and the same person may act as the alternate for several directors, and have a corresponding number of votes. Any alternate director possesses all of the power and authority of the director or directors who appointed such alternate, subject to the provisions of the instrument of appointment. Under a new Companies Law, which will replace the Israeli Companies Ordinance on February 1, 2000, a person already serving as a director of the Company may not act as an alternate director, nor may one person act as an alternate director for more than one director of the Company.

Independent Directors; Approval of Certain Transactions; Audit Committee:
------------------------------------------------------------------------

         Pursuant to the listing requirements of the Nasdaq National Market, the Company has appointed two independent directors and established an audit committee comprised of three directors, including both independent directors.

         Under the Companies Ordinance, Publicly Held companies (as such term is defined therein) are required to appoint at least two public directors (the "Public Directors") who have been approved by a statutory committee consisting of the Chairman of the ISA, the Chairman of the Tel-Aviv Stock Exchange and a member of the Israeli judiciary who acts as a chairman of the committee (the "Committee"). The Companies Ordinance details certain standards for the independence of the Public Directors. These directors must be residents of Israel and unaffiliated with the company, its principals or affiliated companies.

         According to the Companies Ordinance, a company that is required to nominate Public Directors must also appoint an audit committee, comprised of at least three directors, and including all of the Public Directors (the "Audit Committee"), as well as an internal controller (in accordance with the proposal of the Audit Committee). The role of the internal controller, among other things, is to examine whether the Company's actions comply with applicable law, proper conduct and orderly business procedures.

         The District Court of Tel Aviv, Israel, had ruled that companies registered under the laws of Israel whose shares were offered to the public only outside of Israel were nevertheless required to comply with the above requirements pursuant to the Company's Ordinance. An appeal was subsequently filed with the Supreme Court and, pursuant to an agreement between the parties, the Supreme Court overturned the District Court decision in February 1997. However, the Supreme Court expressed no opinion regarding the subject matter of the appeal, and therefore, it is unclear whether a court would require the Company to appoint "public directors."

         The new Companies Law, which will become effective on February 1, 2000, unequivocally requires the Company to appoint two independent directors, who must be residents of Israel having no affiliation with the Company, its principals or controlling shareholders for a period of at least two years. Such independent directors will be appointed by a special majority of the general meeting, for a period of three years and may be extended for an additional period of three years. The Companies Law also requires the appointment of an audit committee, comprised of at least three directors and including all independent directors, as well as an internal auditor.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS
-------   --------------------------------------

          During 1998, the Company paid compensation in an aggregate amount of NIS 1,867,000 ($448,798) to all of its directors and officers. See "Certain Transactions."

          Under current Company policy, directors who are employees of the Company receive no compensation for serving on the Board, and non-employee directors residing in Israel receive only de minimus compensation pursuant to the minimum prescribed by Israeli law. Each non-employee director residing in the United States receives $500 plus reimbursement of out-of-pocket expenses for each Board meeting in which he participates. In addition, subject to compliance with the Companies Ordinance, non-employee directors are not precluded from serving the Company in any other capacity and receiving compensation therefor. As directors are not eligible to participate in the Company's share option plans, it is the policy of the Company that each non-employee director residing in the United States receives each year as an annual retainer fee a five-year option to purchase up to 7,500 Class A Ordinary Shares at an exercise price equal to the fair market value thereof on the date of grant. As of the date of this report, each of Messrs. Aran and Strauss has received an option, to purchase 22,500 Class A Ordinary Shares exercisable as follows: 7,500 options expire on February 22, 2002 and are exercisable for $5 per share , 15,000 options expire on November 9, 2002 and are exercisable for $4.25 per share, and the remaining 15,000 options expire on June 23, 2004 and are exercisable for $5.25 per share.

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


Employment Agreement:
--------------------

          The Company has entered into a three-year employment agreement with its President, Moshe Schnapp, which expires on December 31, 1999. The agreement provides for an annual base salary of $200,000, plus a $50,000 bonus during any year in which the Company attains the minimum target for release of Performance Shares from the Deference Program for such year. See "Control of Registrant--Performance Shares." Mr. Schnapp's compensation may not be increased during the initial three-year term without the consent of the Underwriter. The agreement contains customary confidentiality and non-compete provisions.

         In December 1998 the Company entered into an employment agreement with its Chairman of the Board, Eli Aran, effective as of January 1, 1999, and expiring on December 31, 2003. The agreement provides for an annual base salary of $350,000. The agreement contains customary confidentiality and non-compete provisions. If there is a change in the control of the Company, as defined in the agreement, and Mr. Aran's employment is subsequently terminated, he will be entitled, among other things, to the greater of the payments due for the remaining term of the agreement or three times his annual compensation. In addition, Mr. Aran was granted options to and options to purchase up to 1,200,000 Class B Ordinary Shares at an exercise price of $2.875 per share.



ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
-------   --------------------------------------------------------------

         In November 1996, the Board of Directors of the Company adopted the Schnapp Equity Limited Share Option Plan (the "First Option Plan") pursuant to which 300,000 Class A Ordinary Shares were reserved for issuance upon the exercise of options granted to employees of the Company. In November 1997, the shareholders of the Company approved the adoption of the Genesis Development and Construction Ltd. Employee Share Option Plan (the "Second Share Option Plan" and, together with the First Share Option Plan, collectively the "Employee Option Plans"), pursuant to which 400,000 Class A Ordinary Shares were reserved for issuance upon the exercise of options granted to employees of the Company. In December 1998 the Company adopted the Genesis Development and Construction Ltd. General Managers Option Plan (the "General Managers Option Plan"), pursuant to which 1,000,000 Class A Ordinary Shares were reserved for issuance upon the exercise of options granted to general managers of the Company or its subsidiaries. All options granted under these option plans have expired after none of them were exercised, and all of them are currently reserved for future grant.

         Options to purchase up to 45,000 Class A Ordinary Shares have been granted other than pursuant to the Employee Option Plans, to non-executive directors and officers of the Company. See "Item 11--Compensation of Directors and Officers."

          In May 1999 the Company entered into an agreement with Rodman & Renshaw, Inc. ("Rodman") for financial advisory services in connection with the Company's proposed merger with ICC (See Item 1B-Description of Business-Merger with Cable Internet Corporation"), pursuant to which Rodman will be issued 34,783 Class A Ordinary Shares upon the occurrence of certain events, in addition to 26,087 Class A Ordinary Shares issued to Rodman in May 1999. In addition, in June 1999 the Company entered into an agreement with an unrelated company registered in Liberia, which initiated the merger transaction between the Company and ICC, pursuant to which 200,000 Class A Ordinary Shares will be issued to such Liberian company upon consummation of the merger.


ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
-------   ----------------------------------------------

         During the initial phases of the Company's operations, Moshe Schnapp, the Company's President, provided personal guarantees to secure the Company's obligations to banks for construction loans and guarantees provided by such banks with respect to projects. At December 31, 1998, the Company had outstanding indebtedness in the amount of approximately NIS 1,846,008 ($443,752) which was guaranteed by Mr. Schnapp. Mr. Schnapp has also provided a personal guarantee with respect to the mortgage on the Company's executive offices in the amount of NIS 346,647 ($83,328). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

          In September 1997, the Company sold a 50% interest in Stipula, one of the Company's Dutch subsidiary through which the Company holds its interests in its Rassnitz and Moscow construction projects, to Shay Bar Real Estate Investments Ltd.("Shay Bar"). Yaron Yenni, a director of the Company and its Chief Financial Officer and Secretary, has served as a director of Shay Bar since August 1997 and is the owner of 17.76% of its outstanding share capital. His father, David Yenni, is chairman and the chief executive officer of Shay Bar and is the owner of 17.20% of its outstanding capital. Shay Bar paid $2,550,000 for its interest, of which $1,800,000 was paid in September 1997, $750,000 was paid in April 1998 and the balance of $750,000 is due in September 1999. See
Note 27d of Notes to Consolidated Financial Statements. David Yenni has served as an independent consultant to Stipula from August 1994 until December 1996.

         In June 1997, the Company agreed to sell a 54.9% limited partnership interest in its Rehovot construction project to a group of individual investors, which included the Company's Chairman, Eli Aran. Mr. Aran acquired a 3.2% indirect interest in the project for total consideration of $350,000. Mr. Aran paid $58,334 and delivered a promissory note in the principal amount of $175,000 on October 14, 1997 and paid the balance of $116,666 on December 31, 1997. The promissory note bears interest at an annual rate of 8.5% and is payable on December 31, 2003. See Note 27c of Notes to Consolidated Financial Statements.

         The Company is owed monies by its President and Chief Executive Officer, Moshe Schnaap. These amounts are linked to the CPI and bear interest at the rate of 2% per annum. As of December 31, 1998 the amount owed by Mr. Schnaap was approximately NIS 1.1 million, of which NIS 0.32 million was paid in June 1999 and the balance will be by December 1999.

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

         See "Options to Purchase Securities from Registrant or Subsidiaries" and "Compensation of Directors and Officers--Employment Agreement" for a discussion of the options granted to the Company's non-employee directors residing in the United States and the employment agreements between the Company and Moshe Schnapp and Eli Aran.

          The Company received an option from its controlling shareholders, Messrs. Eli Aran and Moshe Schnapp, to participate in the purchase of one of the largest energy holding companies in Israel, pursuant to a winning bid submitted by such shareholders in a tender for the acquisition of such energy holding company. The transaction was not consummated due to a default on the part of the bank that had agreed to finance a portion of the purchase price. Consequently, Messrs. Aran and Schnaap, together with the Company, filed a law suit against such bank. See "Item 3-Legal Proceedings." In June 1999, the Company notified Messrs. Aran and Schnaap that it does not wish to bear any of the costs associated with these legal proceedings, and therefore the claimants agreed that the Company will not bear any such costs but will be entitled to 5% of the net amounts, if any, recovered by the claimants in these proceedings.

          In March 1999, the Company extended to Shay Bar a five year loan of $3,000,000 bearing interest at the Libor rate. The loan is secured by a guarantee of Shay Bar's foreign subsidiary, secured by a lien on 50% of Stipula's outstanding shares, which are held by a subsidiary of Shay Bar. If the Company exercises its right to demand the immediate repayment of loan prior to its maturity date, it will have the right to convert the repayment of the loan to shares of Shay Bar at a price of $1 per share. A charge on Shay Bar's registered and not-issued share capital was registered in the Company's name to secure such issuance. Under certain conditions, the loan agreement allows Shay Bar to repay the loan by transferring its 50% interest in Stipula's shares to the Company. Yaron Yenni, a director of the Company and its Chief Financial Officer, hold over 17% of Shay Bar's shares, is a director of Shay Bar and the son of its Chairman of the Board. See "Item 10-Directors and Officers of the Registrant."

         In June 1999, Shay Bar engaged the Company to perform construction and renovation work on a building in Rishon Lezion. The Company was paid $3.9 million for these services and as finder's fees, as well as for consulting and financial management services regarding this project. See "Item 1A--Real Estate Development and Construction Business--Real Estate Projects--Pending Projects."

                                     Part II
                                     -------

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED
-------   ------------------------------------------

         Not applicable.

                                    Part III
                                    --------

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES
-------   -------------------------------

         None.


ITEM 16.  CHANGES IN SECURITIES, CHANGES IN SECURITY FOR
--------  REGISTERED SECURITIES AND USE OF PROCEEDS
          ----------------------------------------------
         None.

                                     Part IV
                                     -------

ITEM 17.  FINANCIAL STATEMENTS
-------   --------------------

         See page F-1.


ITEM 18.  FINANCIAL STATEMENTS
-------   --------------------

         Not Applicable.


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS
-------   ---------------------------------

         (a) Financial Statements:

             See page F-1.

         (b) Exhibits:

               23(a) Consent of Kost Forer and Gabbai

                                                     SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       GENESIS DEVELOPMENT AND CONSTRUCTION LTD.


                                       By: /s/Moshe Schnapp
                                           -------------------------------------
                                            Moshe Schnapp
                                           President and Chief Executive Officer


Dated:   June 30, 1999