Form 20-F/A
period 1998-12-31
GENESIS DEVELOPMENT & CONSTRUCTION LTD
filed 1999-07-01
CIK 1028572

FISCHBEIN BADILLO WAGNER HARDING
                                909 Third Avenue
                            New York, New York 10022
                                 (212) 826-2000

                                                  July 1, 1999

VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Genesis Development and Construction Ltd.
          Annual Report on Form 20-F/A (File No. 0-29078)
          ----------------------------------------------

Ladies and Gentlemen:

On behalf of Genesis Development and Construction Ltd., enclosed herewith for filing is an Annual Report on Form 20-F/A, for the year ended December 31, 1998.

This Annual Report was filed yesterday, via EDGAR, but, due to computer related technical difficulties, was incomplete when it was received by the Commission. At the suggestion of Mr. Herb Scholl of the Division of Corporate Finance, we are filing this Annual Report a second time, as Amendment No. 1, so that this filing will be deemed timely.

Please do not hesitate to call me if you have any questions.

                                   Very truly yours,


                                   Michael Sufott

Encl.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
 Conformed Copy                   ___________

                                    FORM 20-F/A

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

                                    Yes X No

            Indicate by check mark which financial statement item the
                        Registrant has elected to follow:

                                Item 17 X Item 18

                                TABLE OF CONTENTS


                                     Part I

                                                                         Page

ITEM 1.  Description of Business........................................... 1
ITEM 2.  Description of Property...........................................17
ITEM 3.  Legal Proceedings.................................................17
ITEM 4.  Control of Registrant.............................................18
ITEM 5.  Nature of Trading Market..........................................19
ITEM 6.  Exchange Controls and Other Limitations
          Affecting Security Holders.......................................20
ITEM 7.  Taxation..........................................................21
ITEM 8.  Selected Financial Data...........................................22
ITEM 9.  Management's Discussion and Analysis of
          Financial Condition and Results of Operations....................24
ITEM 9A. Quantitative and Qualitative Disclosures
          About Market Risk................................................31
ITEM 10. Directors and Officers of the Registrant..........................33
ITEM 11. Compensation of Directors and Officers............................36
ITEM 12. Options to Purchase Securities From
          Registrant or Subsidiaries.......................................37
ITEM 13. Interest of Management In Certain Transactions....................37


                                     Part II

ITEM 14. Description of Securities To Be Registered........................39


                                    Part III

ITEM 15. Defaults Upon Senior Securities...................................39
ITEM 16. Changes In Securities, Changes
          In Security For Registered Securities And Use Of Proceeds........39


                                     Part IV

ITEM 17. Financial Statements..............................................40
ITEM 18. Financial Statements..............................................40
ITEM 19. Financial Statements and Exhibits.................................40


         Signatures........................................................40

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

Real Estate Projects:

Residential Projects - Completed Projects

         To date the Company has participated, either as a developer, contractor or consultant, in ten projects that have been completed, comprising 467 residential units. The following table sets forth information concerning these projects:



                                                                                         Construction
     Project                            Location       Total Units(1)    Units Sold     Completion Date
     ----                               --------       -----------       ----------     ---------------

  As a Developer or general contractor
Acre..................................  Acre                24                24             8/97
Derech Hayam(2).......................  Haifa               12                11            10/97
Kiryat Tiv'on.........................  Kiryat Tiv'on       78                78            12/97
Kfar Yona.............................  Kfar Yona           34                34             6/98
Carmiel...............................  Carmiel             31                30            12/98
                                                           ===               ===
          Subtotal....................                     179               177

     As a Subcontractor
Kiryat Yona...........................  Kiryat Yona         65                n/a(4)         8/98
Modi'in(3)............................  Modi'in             85                n/a(4)        12/98
Dovrat................................  Afula               64                n/a(4)         3/99
                                                           ===
          Subtotal....................                     214

     As a Consultant or as Part
     of a Joint Venture
Yokne'am..............................  Yokne'am            50                50            12/97
Har Yona..............................  Nazareth            24                24            12/97
                                                           ===               ===
          Subtotal....................                      74                74
                                                           ===               ===

          TOTAL.......................                     467               251

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

(3) In December 1998 the Company was engaged by Shay Bar Real Estate Investments Ltd., an Israeli publicly traded company ("Shay Bar"), to perform, as a "turn-key" contractor, certain construction and renovation work on a building purchased by Shay Bar in Rishon Lezion, in connection with the proposed construction of 130 studio apartments at the site. In addition, the Company received $1.4 million for consulting and financial management services rendered to Shay Bar in connection with this project prior to December 1998. The completion of construction and renovation of this project is expected to be in September 1999. See "Item 13--Interest of Management in Certain Transactions."

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

Results of Operations During the Year Ended December 31, 1997
Compared to Fiscal Year Ended December 31, 1996
-------------------------------------------------------------

          For the year ended December 31, 1997, the Company had total revenues of NIS 135.1 million ($32.5 million), an increase of NIS 109.8 million ($26.4 million) compared to NIS 25.3 million ($6.1 million) for the year ended December 31, 1996, primarily as a result of increased development and construction activities and the sale of real estate development rights. Revenues from contracting were NIS 97.3 million ($23.4 million), an increase of NIS 72.0 million ($17.3 million) compared to NIS 25.3 million ($6.1) for the year ended December 31, 1996. This increase is primarily a result of the Company's ability to qualify to participate in tenders independently and its ability to participate in more tenders in 1997, due to its increased capital resources and longer operating history. During the initial phases of its operations in 1996, the Company was limited in its ability to participate in tenders independently, due to its limited operating history and capital resources. Accordingly, the Company acted as general contractor for Engel and other larger contractors, who submitted winning bids in tenders in which the Company was not eligible to participate, and shared the revenues from these projects with such other contractors. The Company also had revenues of NIS 14.7 million ($3.5 million) from the sale of real estate development rights, NIS 20.4 million ($4.9 million) from the sale of real estate development rights to related parties, and NIS 2.6 million ($0.6 million) from consulting, activities from which the Company did not derive any revenues for the year ended Decembe 31, 1996.

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

          To date, no material problems in the Company's computerized systems have been detected. Any of the Company's computerized systems requiring adjustment in preparation for Year 2000 can be adjusted without incurring material additional cost. Taking the aforementioned into consideration, the Company has not yet developed a contingency plan for the possible adverse effects of the Year 2000 issue on its internal systems. If the Company is forced to change all of its information technology systems, hardware and software in order to achieve Year 2000 readiness, management estimates that the total cost will not exceed $25,000. The above notwithstanding, it is not possible to be certain that the Year 2000 issue will not have an effect on the Company's information technology systems.

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

          Options to purchase up to 45,000 Class A Ordinary Shares have been granted other than pursuant to the Employee Option Plans, or the General Managers Option Plan to non-executive directors and officers of the Company. See "Item 11--Compensation of Directors and Officers."

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

          On November 16, 1998 the Company granted an option to Eli Aran to purchase up to 1,200,000 Class B Ordinary Shares, at an exercise price of $2.875 per share, which will expire on November 15, 2001.

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

          In November 1996, Gary J. Strauss, a director of the Company, purchased $50,000 principal amount of Bridge Notes and 25,000 bridge warrants ("Bridge Warrants") in the Company's November 1996 private placement. The Bridge Notes were repaid in full with the proceeds of the Offering, and the Bridge Warrants were exchanged on the closing of the Offering for an equal number of the Company's redeemable Class A Warrants. In February 1997, Mr. Straus purchased 4,500 Units in the Company's initial public offering.

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

         (a) Financial Statements:

             See page F-1.

         (b) Exhibits:

               10.1 Employment Agreement between Genesis Development and
                    Construction Ltd. and Eli Aran.

               10.2 Genesis Development and Construction Ltd. General Managers
                    Option Plan

               23(a) Consent of Kost Forer and Gabbai



                                                     SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       GENESIS DEVELOPMENT AND CONSTRUCTION LTD.


                                       By: /s/Moshe Schnapp
                                           -------------------------------------
                                            Moshe Schnapp
                                           President and Chief Executive Officer


Dated:   July 1, 1999

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 1998


                      ADJUSTED TO THE NIS OF DECEMBER 1998




                                                         INDEX



                                                                     Page
                                                              ------------------

 Report of Independent Auditors                                       F-2

 Consolidated Financial Statements -
     in Adjusted New Israeli Shekels (NIS):

 -   Balance Sheets                                                   F-3

 -   Statements of Operations                                         F-5

 -   Statements of Changes in Shareholders' Equity                    F-6

 -   Statements of Cash Flows                                         F-7

 Notes to the Consolidated Financial Statements                       F-8

[OBJECT OMITTED]

                                  ERNST & YOUNG
                               KOST FORER & GABBAY





                      REPORT OF INDEPENDENT PUBLIC AUDITORS

                             To the Shareholders of

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Genesis Development and Construction Ltd. ("the Company") and its Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the foreign wholly owned subsidiaries of the Company which statements reflect total assets constituting 20% and 20% as of December 31, 1998 and 1997, respectively, and total revenues constituting 1.5% and 26% of the related consolidated revenues for the years ended December 31, 1998 and 1997 respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for these subsidiaries, is based solely on the reports of the other auditors.

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

The aforementioned financial statements have been prepared on the basis of the historical costs adjusted to reflect the changes in the general purchasing power of the Israeli currency as required by Statements of the Institute of Certified Public Accountants in Israel.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles in Israel which differ in certain respects from those followed in the United States (see Note 29 to the financial statements).

Haifa, Israel                                     KOST, FORER & GABBAY
June 30, 1999                            A member of Ernst & Young International

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
Adjusted in NIS of December 1998


                                                                                   December 31,              December 31,
                                                                              1997            1998               1998
                                                                          -------------   -------------    ----------------
                                                                                                             Convenience
                                                                                                             translation
                                                                                                              (Note2b)
                                                                                  Adjusted NIS                  U.S.$
                                                                          -----------------------------    ----------------
                                                                                                 (In thousands)
ASSETS (Notes 20 and 22)

CURRENT ASSETS:
  Cash and cash equivalents                                                    15,149         13,698              3,293
  Bank deposits and marketable securities in restricted deposits
  (Note 3)                                                                     52,001         79,463             19,102
  Contract receivables (Note 4)                                                10,656          6,896              1,657
  Prepaid expenses and other accounts receivables (Note 5)                      6,119          3,013                724
  Related party receivables (Note 6)                                            6,793         13,200              3,173
  Property and apartments for sale (Note 7)                                       655          7,940              1,909
  Cost and estimated earnings in excess of billings on uncompleted
    contracts (Note 8)                                                         17,308         15,235              3,662
  Loans to affiliated companies (Note 9)                                        3,676          4,790              1,151
                                                                          -------------   -------------    ----------------
  Total current assets                                                        112,357        144,235             34,671
                                                                          -------------   -------------    ----------------

LONG-TERM RECEIVABLES AND DEPOSITS
  Related parties (Note 10)                                                     3,937          4,263              1,025
  Other (Note 10)                                                               8,307          8,696              2,091
                                                                          -------------   -------------    ----------------
                                                                               12,244         12,959              3,116
                                                                          -------------   -------------    ----------------

LONG-TERM INVESTMENTS
  Equity in Joint Ventures (Note 11)                                           13,853         27,116              6,518
  Land under development (Note 12)                                             18,390         19,000              4,567
                                                                          -------------   -------------    ----------------
                                                                               32,243         46,116             11,085
                                                                          -------------   -------------    ----------------

FIXED ASSETS (Note 13):
  Cost                                                                          3,607         69,054             16,599
  Less accumulated depreciation                                                  (437)          (979)              (236)
                                                                                                           ----------------
                                                                          -------------   -------------
  Total fixed assets                                                            3,170         68,075             16,363
                                                                          -------------   -------------    ----------------





                                                                          =============   =============    ================
                                                                              160,014        271,385             65,235
                                                                          =============   =============    ================


               The accompanying notes are an integral part of the
                       consolidated financial statements

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
Adjusted in NIS of December  1998


                                                                                  December 31,             December 31,
                                                                              1997            1998              1998
                                                                          -------------   -------------    ----------------
                                                                                                             Convenience
                                                                                                             translation
                                                                                                              (Note2b)
                                                                                  Adjusted NIS                  U.S.$
                                                                          -----------------------------    ----------------
                                                                                           (In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Bank credits and short-term loans (Note 14)                                   19,465         122,193              29,373
  Trade payables (Note 15)                                                      40,791          39,422               9,476
  Accrued expenses and other liabilities (Note 16)                               3,530          10,117               2,432
  Billings in excess of costs and estimated earnings on
    uncompleted contracts (Note 8)                                               3,427             598                 144
  Related parties (Note 17)                                                        123               -                   -
  Current maturities of long-term debt                                           2,902          22,537               5,417
                                                                          -------------   -------------    ----------------
  Total current liabilities                                                     70,238         194,867              46,842
                                                                          -------------   -------------    ----------------

LONG-TERM LIABILITIES
  Long-term loans, net of current maturities (Note 18)                          21,636           2,142                 515
  Deferred tax liabilities (Note 23d)                                            3,841           4,160               1,000
                                                                          -------------   -------------    ----------------
                                                                                25,477           6,302               1,515
                                                                          -------------   -------------    ----------------

SEVERANCE PAY, net  (Note 19)                                                       85             182                  44
                                                                          -------------   -------------    ----------------

MINORITY INTEREST                                                                3,301           3,575                 860
                                                                          -------------   -------------    ----------------

SHAREHOLDERS' EQUITY
  Share capital (Note 21)
 Authorized: 42,000,000 Class A Ordinary Shares of
    NIS 0.01 par value and 4,200,000 Class B Ordinary
    Shares of NIS 0.10 par value (1997: 3,000,000 Class B Ordinary
    Shares); Issued and outstanding: 2,311,000 Class A Ordinary
    Shares and 2,989,000 Class B Ordinary Shares                                   626             626                 150
 Additional paid-in capital                                                     36,139          36,139               8,687
 Cumulative foreign currency translation adjustments                                 -           3,103                 746
 Retained earnings                                                              24,148          26,591               6,391
                                                                          -------------   -------------    ----------------
 Total shareholders' equity                                                     60,913          66,459              15,974
                                                                          -------------   -------------    ----------------


                                                                          -------------   -------------    ----------------
                                                                               160,014         271,385              65,235
                                                                          =============   =============    ================



The accompanying notes are an integral part of the consolidated financial statements

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF OPERATIONS
 -------------------------------------------------------------------------------
 Adjusted in NIS of December 1998


                                                                                For the year ended December 31,
                                                               ------------------------------------------------------------------
                                                                   1996             1997            1998              1998
                                                               -------------    -------------    ------------    ----------------
                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                    (Note 2b)
                                                                               Adjusted NIS                          U. S. $
                                                               ----------------------------------------------    ----------------
                                                                             (In thousands, except per share data)
Revenues (Note 25a):
  Contracting                                                       25,306            97,356          91,182            21,919
  Sale of real estate development rights                                 -            14,716          25,407             6,107
  Sale of real estate development rights to related parties              -            20,360               -                 -
  Consulting                                                             -             2,649           5,938             1,427
                                                               -------------    -------------    ------------    ----------------
                                                                    25,306           135,081         122,527            29,453
                                                               -------------    -------------    ------------    ----------------
Cost of revenues (Note 25a):
  Contracting Costs                                                (22,221)          (90,312)        (85,265)          (20,496)
  Cost of sale of real estate development rights                         -            (1,630)        (21,511)           (5,171)
  Cost of sale of real estate development rights to related
    parties                                                              -            (4,453)              -                 -
Consulting costs                                                         -                 -            (425)             (102)
                                                               -------------    -------------    ------------    ----------------
                                                                   (22,221)          (96,395)       (107,201)          (25,769)
                                                               -------------    -------------    ------------    ----------------
Gross profit                                                         3,085            38,686          15,326             3,684
                                                               -------------    -------------    ------------    ----------------
Operating expenses:
Selling, administrative and general expenses (Note 25c)             (2,064)           (7,726)         (9,672)            2,325
Consulting fees to related party                                      (369)                -               -                 -
                                                               -------------    -------------    ------------    ----------------
Total operating expenses                                            (2,433)           (7,726)         (9,672)            2,325
                                                               -------------    -------------    ------------    ----------------
Operating income                                                       652            30,960           5,654             1,359
Financial income (expenses), net (Note 25d)                            289               855            (563)             (135)
Amortization of Bridge Notes issuance costs                           (888)             (917)              -                 -
                                                               -------------    -------------    ------------    ----------------
Income before income taxes                                              53            30,898           5,091             1,224
Income taxes (Note 23)                                                   -            (5,689)         (2,465)             (593)
                                                                                                 ------------    ----------------
                                                               -------------    -------------
Income after taxes                                                      53            25,209           2,626               631
Loss from affiliated companies                                           -                 -            (183)              (44)
                                                               =============    =============    ============    ================
Net income                                                              53            25,209           2,443               587
                                                               =============    =============    ============    ================
Earnings per share                                                  0.02             4.94             0.46             0.11
                                                               =============    =============    ============    ================
Weighted average number of shares                                3,000,000         5,085,754       5,300,000         5,300,000
                                                               =============    =============    ============    ================


                  The accompanying notes are an integral part
                    of the consolidated financial statements

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
Adjusted to the NIS of December 1998


                                                                                 Accumulated
                                                                                   foreign        Retained
                                                                    Additional     currency       Earnings
                                                        Share         paid-in     translation    (Accumulated
                                                       Capital        capital     adjustments      deficit)          Total
                                                       -------       ---------   ------------    ------------       -------
                                                                          Adjusted NIS (In thousands)
                                                       --------------------------------------------------------------------
Balance as of January 1, 1996                                116           719             -         (1,114)         (279)
Net income                                                     -             -             -             53            53
Issuance of ordinary shares (a)                              238          (238)            -              -             -
                                                       -----------  ------------    ----------   -------------  -----------
Bridge warrants (Notes 21g)                                    -           381             -              -           381
Balance as of  December 31, 1996                             354           862             -         (1,061)          155
Issuance of shares to public net of offering
expenses                                                     272        35,277             -              -        35,549
  (Note 21 h)
Net income                                                     -             -             -         25,209        25,209
                                                       -----------  ------------    ----------   -------------  -----------

Balance as of  December 31, 1997                             626        36,139             -         24,148        60,913
Foreign currency translation adjustments                       -             -         3,103              -         3,103
Net income                                                     -             -             -          2,443         2,443
                                                       -----------  ------------    ----------   -------------  -----------

Balance as of  December 31, 1998                             626        36,139         3,103         26,591        66,459

                                                       ===========  ============    ==========   =============  ===========

                                                                    Convenience translation into U.S. Dollars
                                                       --------------------------------------------------------------------
                                                                                    (Note 2b)
                                                       --------------------------------------------------------------------
                                                                                  (In thousands)
                                                       --------------------------------------------------------------------
Balance as of  January 1, 1998                               150         8,687             -          5,804        14,641
Foreign currency translation adjustments                       -             -           746              -           746
Net income                                                     -             -             -            587           587
                                                       -----------  ------------    ----------   -------------  -----------

Balance as of  December 31, 1998                             150         8,687           746          6,391        15,974
                                                       ===========  ============    ==========   =============  ===========


(a) Represents a 2.33 for one share dividend


The accompanying notes are an integral part of the consolidated financial statements.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
Adjusted to the NIS of December 1998

                                                                      For the year ended December 31,
                                                            --------------------------------------------------------------------
                                                                      1996             1997             1998              1998
                                                            --------------------------------------------------------------------
                                                                                                                  Convenience
                                                                                                                  translation
Cash flows from operating activities:                                  Adjusted NIS (In thousands)              (Note 2b) U.S.$
                                                            -------------------------------------------------- -----------------
Net income                                                               53           25,209             2,443              587
Adjustments required to reconcile net income (loss) to cash
flows from operating activities:
    Gain on sale of marketable securities                             (237)            (583)           (1,730)            (416)
    Depreciation                                                        116              292               542              130
    Loss from affiliated companies                                        -                -               183               44
    Amortization of Bridge Notes issuance costs                         888              916                 -                -
     Provision for severance pay                                         36               49                97               23
     Erosion of principal of certain monetary items                     (79)            (190)            1,604              386
     Decrease (increase) in contract receivables                     (4,360)          (6,296)            3,760              904
     Decrease (increase) in prepaid expenses and other               (1,474)          (3,228)            3,106              747
       accounts receivables
     Increase in related party receivables                                -           (6,793)           (6,407)          (1,540)
     Increase in long-term receivables                                    -          (12,075)             (678)            (163)
     Increase (decrease) in trade payables                            7,780           32,978            (1,369)            (329)
     Increase in accrued expenses and other liabilities                 653            2,504             4,257            1,023
     Increase (decrease) in costs in excess of billings on            5,559          (21,796)             (756)            (182)
       uncompleted contracts
     Increase (decrease)  in related parties liabilities                  -              123              (123)             (30)
     Increase in deferred tax liabilities                                 -            3,842               319               77
                                                               --------------   --------------    -------------    -------------
Net cash provided by operating activities                             8,935           14,952             5,248            1,261
                                                               --------------   --------------    -------------    -------------
Cash flows from investing activities:
     Purchase of fixed assets                                          (881)          (2,140)          (63,117)         (15,172)
     Investment in cash and marketable securities in                (28,884)         (57,864)          (56,770)         (13,647)
      restricted deposit
     Proceeds from sale of  marketable securities                    12,401           23,835            31,038            7,461
     Short-term loan to a related party                                 200                -                 -                -
     Loan to an affiliated company                                        -           (3,676)           (1,114)            (268)
     Long-term deposits                                                   -             (170)              (37)              (9)
     Increase in Equity in Joint Ventures                                 -          (13,853)          (13,263)          (3,188)
     Increase in Land Under Development                                   -          (18,390)             (610)            (147)
     Increase in property for sale                                        -                -            (7,468)          (1,795)
                                                               --------------   --------------    -------------    -------------
Net cash used in investing activities:                              (17,164)         (72,257)         (111,341)         (26,765)
                                                               --------------   --------------    -------------    -------------
Cash flows from financing activities:
    Loan from shareholder repaid                                          -           (1,188)                -                -
    Short-term loan from related parties, net                        (1,688)               -                 -                -
    Issuance of share capital (including capital surplus)                 -           43,405                 -                -
    Long-term loans received                                            646           24,141             1,376              331
    Long-term loans paid                                                (39)            (152)           (2,839)            (682)
    Capital contributed by minority interest                              -            3,301               274               66
    Bank credits, net                                                 7,855           11,244           102,728           24,694
    Bridge Notes received                                             7,614                -                 -                -
    Bridge Notes repaid                                                   -           (7,614)                -                -
    Bridge notes issuance costs                                      (1,804)               -                 -                -
    Bridge warrants                                                     381                -                 -                -
    Offering expenses                                                (1,442)          (6,413)                -                -
                                                               --------------   --------------    -------------    -------------
Net cash provided by financing activities                            11,523           66,724           101,539           24,409
                                                               --------------   --------------    -------------    -------------
Effect of exchange rate changes on cash and cash equivalents              -                -             3,103              746
                                                               --------------   --------------    -------------    -------------
Net increase in cash and cash equivalents                             3,294            9,419            (1,451)            (349)
Cash and cash equivalents at beginning of period                      2,436            5,730            15,149            3,642
                                                               --------------   --------------    -------------    -------------
Cash and cash equivalents at the end of period                        5,730           15,149            13,698            3,293
                                                               --------------   --------------    -------------    -------------
Supplemental  disclosure of cash flows information:
  Cash paid during the year for:
       Interest                                                         560               61                67               16
                                                               =============    =============     ============     =============
       Income taxes                                                       -              135            1,423               342
                                                               =============    =============     ============     =============
Non-cash transactions:
----------------------
Accounts payable related to fixed assets                                  -                -            2,330               560
                                                               =============    =============     ============     =============

The accompanying notes are an integral part of the consolidated financial statements.

            GENESIS DEVELOPMENT AND CONTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

                3.   Dependence on Engel
                     -------------------

                     During the years ended December 31, 1996, 1997 and 1998, approximately 42%, 32% and 14%, respectively, of the Company's revenues were derived through contracts with Yaakov Engel Construction Enterprise Company Ltd. and its subsidiaries ("Engel"), pursuant to which the Company acted as subcontractor for projects awarded to Engel. Although the Company intends to continue to work with Engel on projects, and to continue focusing its efforts on directly contracting for real-estate developments and construction projects (See Note 25a).

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1:-      GENERAL (continued)

          c.   The Year 2000:

               The Year 2000 issue arises because many computerized systems use two digits rather than four to identify the year. Data-sensitive systems may recognize the Year 2000 as 1900 or some other date resulting in errors when information using the Year 2000 is processed.

               In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity ability to conduct normal business operations.

               It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers or other third parties will be fully resolved.

          d.   Reclassification:

               The Company has reclassified certain 1997 amounts to conform to the 1998 presentation. The reclassifications had no effect on previously reported net gain, shareholders equity or cash flows.

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

          b.   Financial statements in adjusted Israeli currency:

               1.a) All figures in the  accompanying  financial  statements  are presented in adjusted New Israeli Shekels (NIS) based upon the changes in the Israeli Consumer Price Index (CPI) and adjusted to the NIS of December 1998 (published in January
                    1999).
                                       F-9

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (continued)

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

                    b) Investments in subsidiaries, jointly-controlled entities and affiliates, and the share in their results of operations for the reported periods are determined on the basis of the adjusted financial statements of those companies.

                    c) Monetary items (items whose amounts in the balance sheet reflect current or realizable values) are presented in the balance sheet as of December 31, 1998 in their nominal amounts (figures for the preceding periods have been adjusted to the December 1998 CPI).

                    d) The components of the statements of operations (except for financing) relating to transactions carried out during the period - revenues, costs, etc., have been adjusted on a monthly basis according to the basis of the CPI at the time the related transactions were carried out. Erosion of monetary balances relating to the aforesaid transactions has been included in financial income or expenses.

                    e) The components of the statement of operations relating to provisions included in the balance sheet, such as liability in respect of employee rights upon retirement and provisions for vacation pay have been determined on the basis of the changes in the balances of the related balance sheet items after their relative cash flows are taken into account.

                    f) The financing component represents financial income and expenses in real terms, as well as the erosion of monetary items during the year.

                    g) Current taxes on income include the expense resulting from the erosion in value of advance payments on account of income taxes from payment date to the end of the year.

         GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (continued)

          3.   Convenience translation into U.S. dollars:

               The adjusted financial statements as of December 31, 1998 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar as at December 31, 1998 (U.S. $1
               - NIS 4.16), as published by the Bank of Israel. The translations were made solely for the convenience of the readers.

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

          4. Data regarding CPI, Israeli Building Cost Index ("BCI") and exchange rate of foreign currency:

               a) Most of the Company's contracts for construction are linked to the Israeli BCI. Set forth below is certain information concerning the CPI, the BCI and rate of exchange into U.S. dollars:

                                             Exchange rate of
                                              one U.S. dollar           CPI*)             BCI*)
                                            --------------------    --------------    --------------

             At the end of the period:
                 December 1998                     NIS 4.160        166.3 points      175.9 points
                 December 1997                     NIS 3.536        153.1 points      165.7 points
                 December 1996                     NIS 3.251        143.1 points      153.0 points

             Changes during the period:
                  December 1998 (12 months)         17.65%              8.62%             6.16%
                  December 1997 (12 months)          8.77%              7.00%             8.30%
                  December 1996 (6 months)           3.70%             10.59%             8.05%

             Real  increase  (decrease)  in  the  CPI  and  BCI relative  to the  exchange  rate of the  dollar during the period:

                                                                    --------------    --------------
                                                                        CPI*)             BCI*)
                                                                    --------------    --------------
                  December 1998 (12 months)                            (7.7%)            (9.8%)
                  December 1997 (12 months)                            (1.6%)            (0.4%)
                  December 1996 (6 months)                              6.6%              4.2%


                    *) According to the CPI and BCI index for the month ending on balance sheet date on an average basis of 1993 = 100 and of 1992 = 100, respectively.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (continued)

               b) Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate as published by the Bank of Israel on balance sheet date (figures for the preceding periods have been adjusted to the December 1998 CPI).

               c) Assets and liabilities linked to the CPI are included in the financial statements according to the index, last published prior to December 31, 1998.

               d) Assets and liabilities linked to the BCI are included in the financial statements according to the index, last published prior to December 31, 1998 (figures for the preceding periods have been adjusted to the December 1998 CPI).

          5. Adjustments of financial statements on the basis of the exchange rate of foreign currency: The financial statements of the foreign subsidiaries, which are operating independently of the Company, are adjusted on the basis of the exchange rates of the relevant foreign currency. The amounts included in the financial statements of those companies have been included in the consolidated financial statements as follows:

               * At each balance sheet date, the balance sheet and the results of operations for the year then ended are translated into NIS at the rate of exchange prevailing at the end of the year for each foreign currency (mainly the U.S. Dollar).

               * Amounts for preceding years have been adjusted to the December 1998 CPI. The differences arising from the translation into NIS, which includes related changes in the Israeli CPI, is carried to the "cumulative foreign currency translation adjustments" component in shareholders' equity.

               c.   Principles of consolidation:
                    The consolidated financial statements include the financial statements of Genesis and its wholly owned subsidiaries listed below. Significant inter-company balances and transactions are eliminated in consolidation. Subsidiaries included in consolidation:

                                                             December  31, 1998 and 1997
                                                            ------------------------------
                                                               Voting         Rights to
                                                               Rights          Profits
                                                            ------------   ---------------
                                                                          %
                                                            ------------------------------

      Genesis Construction Performance (1994) Ltd. ("GCP"),
        incorporated under the laws of Israel, and its
        wholly-owned subsidiary                                  100            100
      Schnapp TSLT Investments and Assets Ltd. incorporated
        under the laws of Israel, and its subsidiary             100            100
      Genesis Europe SPRL, incorporated under the laws of
        Belgium, and its subsidiaries                            100            100
      A. B. Stone B.V., incorporated under the laws of
        Netherlands, and its subsidiary                          100            100
      Genesis Development and Construction Inc. ("GDC USA"),
        incorporated under the laws of the State of Delaware,
        USA, and its subsidiary                                  100            100

            GENESIS DEVELOPMENT AND CONTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (continued)

          d.   Cash equivalents:

               The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

          e.   Short-term deposits:

               The Company classifies deposits with maturities of more than three months and less than one year as short-term deposits. The short-term deposits are presented at their cost, including accrued interest.

          f.   Marketable securities:

               Investments in marketable securities designated for sale in the short term ("current investments") are presented at market value. Investments in marketable securities not designated for sale in the short-term ("permanent investment") are presented at cost (debentures, including accumulated interest), as long as there has not been a permanent decline in value.

               Current investments that became permanent investment due to the intention of the management not to realize them in the short-term, are presented as long-term investments at market value on the date this decision was made.

               Permanent investments in marketable securities that became current investments due to the intention of the management to realize them in the short-term, are presented at their market value. The difference between market value and cost is carried to the statement of income in the period of transfer to current investment.

          g.   Investments in affiliates:

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

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (continued)

          h.   Fixed assets:

               The assets are stated at cost. Cost of the Income Producing Residential Property includes interest capitalized during the period of renovation of the property, calculated at the specific rates of interest on the sources used to finance the investment, limited to the total amount of interest cost incurred by the Company on a consolidated basis (See Note 13). Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

                                                               %
                                                        ----------------
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

                    The provision for warranties is provided at a certain percentage of revenues, based on the past experience of the Company's management

                    The asset "cost and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The liability "billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (continued)

          i.   Revenue recognition: (continued)

               b.   Revenue from  projects  built for sale is  recognized on the
                    completed   contract  method  when  both  of  the  following
                    conditions have been met:

                    o at least 90% of the project has been completed, and

                    o at least 75% of the units in the project have been sold

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

               d. Profit on sale of a partial interest in real estate is recognized by the full accrual method when all of the following criteria are met:

                    1.   The sale is consummated.

                    2. The buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property

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

          j.   Advertising costs:

               The Company expenses advertising costs as incurred.


          k.   Deferred taxes:

               1. Deferred taxes reflect the impact of temporary amounts recognized for tax purposes as well as tax credit carry forwards and loss carry forwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is "more likely than not" that some position or all of the deferred tax assets will not be realized.

               2. Since undistributed profits of Israeli subsidiaries can be distributed tax free to the Company, no deferred income taxes have been provided for the realization of investments in subsidiaries.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (continued)

          k.   Deferred taxes: (continued)

               3. Taxes that would apply in the event of the realization of investments in foreign subsidiaries have been taken into account in determining the deferred taxes.

               4. The above treatment does not differ materially from the principles of FAS Statement No,. 109, "Accounting for Income Taxes".

          l.   Concentration of risks:

               SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant of-balance-sheet concentration of credit risks such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

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

               The Company is exposed to credit-related losses in the event of non-performance by the counterparties to financial instruments, but it does not expect any counterparties to fail, since all counterparties have investment credit ratings.

          m.   Basic and diluted earnings (loss) per share:

               Basic earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of common shares outstanding during each year, plus the dilutive potential of common shares considered outstanding during the year, in accordance with opinion NO. 55 of the Israeli Institute of Certified Public Accountants which does not differ materially from FASB Statement No. 128, "Earnings Per Share".

          n.   Segment reporting:

               The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", SFAS No. 131 supercedes SFAS No. 14, replacing the industry segment approach with the "management approach", whereby companies report financial and descriptive information about their operating segments. Operating segments are revenue - producing components of the enterprise for which separate financial information is produced internally and are subject to evaluation by the Chief operating decision-marker in deciding how to allocate resources to segments (See Note 26).

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (continued)

          o.   Derivative financial instruments:

               (1)  The Company  utilizes  derivative  financial  instruments to reduce its exposure to financial market risks. These instruments are used to hedge foreign currency, equity and interest rate market exposures relating to underlying assets, liabilities and other obligations. The Company does not use derivative financial instruments for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on currency forward contracts, and options that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and recognized in the statement of operations in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts, options and swaps that are designated and effective as hedges of existing transactions, are recognized in income in the same period as gains and losses on the underlying transactions are recognized and generally offset. Gains and losses on options hedging investments in non-marketable instruments are deferred and recognized in the statement of operations in the same period as the hedges mature or when the underlying instrument is sold, whichever comes first. Income or expense on swaps is accrued as an adjustment to the yield of the related investments or debt they hedge.

                    The Company is exposed to credit-related losses in the event of non-performance by the counterparties to financial instruments, but it does not expect any counterparties to
                    fail,  since  all  counterparties   have  investment  credit
                    ratings.

               (2) SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", requires disclosures about the fair value of financial instruments. The following disclosures of the estimated fair value of financial instruments have been determined by the Company using available market information and valuation methodologies described below. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that the company could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                    The carrying values of cash and cash equivalents, receivables, bank overdrafts and accounts payable approximate fair values due to the short-term maturities of these instruments.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (continued)

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

          d.   Related party receivable

               The carrying amount was estimated by discounting the future cash flows using rates currently available for cash deposits.

          e. The carrying amounts and fair value of the Company's financial instruments of December 31, 1998 are as follows:

                                                                      Carrying
                                                                       Amount         Fair Value
                                                                     ------------    -------------
                                                                             Adjusted NIS
                                                                            (In thousands)
                                                                     -----------------------------

               Cash and cash equivalents                                  13,698            13,698
               Cash and marketable securities in restricted deposits      79,463            79,463
               Short-term loan                                             2,060             2,080
               Related party receivable                                    2,982             3,120
               Short-term debt                                           122,193           122,193
               Long-term debt                                              2,142             2,142

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (continued)

          p.   Impact of recently issued accounting standards:

               In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is effective for fiscal years beginning after June 15, 1999, and must be applied to instruments issued, acquired, or substantively modified after December 31, 1997. The Company does not expect the adoption of the accounting pronouncement to have a material effect on its financial position or results of operations.

NOTE 3:-      CASH AND MARKETABLE SECURITIES IN RESTRICTED DEPOSITS

               According to the construction loan agreements between the Company and various banks, all receipts and revenues generated from projects, financed by these various banks, are deposited in special accounts. As of December 31, 1998, the restricted deposits comprise bank time deposits and marketable securities which are released to fund the development of the projects. The hypothecation, exchange or transfer of the said deposits are subject to the approval of the banks.

                                                                               December 31,              December 31,
                                                                           1997             1998             1998
                                                                       -------------    -------------    --------------
                                                                                                          Convenience
                                                                                                          translation
                                                                                                           (Note 2b)
                                                                               Adjusted NIS                 U.S. $
                                                                       ------------------------------    --------------
                                                                                       (In thousands)
                Bank time deposits                                          41,715           79,034             18,999
                Marketable debt securities                                  10,169              322                 77
                Equity securities                                              117              107                 26
                                                                       -------------    -------------    --------------

                                                                           52,001            79,463             19,102
                                                                       =============    =============    ==============

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4: - CONTRACT RECEIVABLES

                                                                               December 31,              December 31,
                                                                           1997             1998             1998
                                                                       -------------    -------------    --------------
                                                                                                          Convenience
                                                                                                          translation
                                                                                                           (Note 2b)
                                                                               Adjusted NIS                 U.S. $
                                                                       ------------------------------    --------------
                                                                                       (In thousands)

                Billed
                  Completed contracts                                        1,778                -                -
                  Contracts in progress                                      7,901            2,060              495
                Unbilled                                                       244            3,659              879
                Notes receivable                                               733            1,177              283
                                                                       -------------    -------------    --------------
                                                                            10,656            6,896            1,657
                                                                       =============    =============    ==============

NOTE 5: - PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLE

                                                                                December 31,              December 31,
                                                                             1997            1998             1998
                                                                         -------------    ------------    --------------
                                                                                                           Convenience
                                                                                                           translation
                                                                                                            (Note 2b)
                                                                                 Adjusted NIS                U.S. $
                                                                         -----------------------------    --------------
                                                                                         (In thousands)
                Short-term loans                                              2,724                -                -
                Short-term loan (a)                                           1,847            2,060              495
                Loan, as short-term deposit                                     621                -                -
                Prepaid expenses and other receivables                          462              953              229
                Advances to suppliers                                           465                -                -
                                                                         -------------    ------------    --------------
                                                                              6,119            3,013              724
                                                                         =============    ============    ==============

              a) A short-term loan was given to a third party and is linked to the US dollar. The loan bears no interest and is presented at its discounted value. The loan was fully paid by March 1999.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6:- RELATED PARTY RECEIVABLES

                                                                                   December 31,              December 31,
                                                                             1997              1998             1998
                                                                         --------------    -------------    --------------
                                                                                                             Convenience
                                                                                                             translation
                                                                                                              (Note 2b)
                                                                                  Adjusted NIS                 U.S. $
                                                                         -------------------------------    --------------
                                                                                          (In thousands)
               Unaffiliated Israeli Company:
                   - Sale of 50% of a subsidiary interest (a)                  5,515             2,982              717
                   - Consulting and financial management fees
                         receivable (b)                                            -             5,824            1,400
                   - Short-term loans (c)                                          -             3,325              799
               American Entity                                                 1,278                 -                -
               Shareholder (d)                                                     -             1,069              257
                                                                         --------------    -------------    --------------
                                                                               6,793            13,200            3,173
                                                                         ==============    =============    ==============




              a) In September 1997, the Company sold 50% of its interest in a subsidiary to an unaffiliated Israeli Company ("UIC"), in consideration of $3,300,000 of which $1,800,000 was paid in September 1997 and $750,000 in March 1998. The remaining balance of $750,000 is to be paid by September 1999, bears no interest and is presented at its discounted value which amounts as of December 31, 1998 to NIS 2,982 thousands (equivalent to $717,000).

              (b) During the period from April to November 1998 the Company provided consulting and financial management services to UIC for the acquisition of an Income-Producing Residential property in Rishon Le-Zion and for the achievement of a long-term lease agreement with the Israeli Government's Ministry of Absorption ("Ministry of Absorption") in consideration of $1,400,000 which is fully paid by June 1999.

              (c) The Company has been engaged to arrange credit lines to UIC for the acquisition of the property in Rishon Le-Zion. The Company was required to advance short-term loans for this project. The loans are unlinked and bear interest of 16.6% per annum, based on the prime rate interest as published by the Bank of Israel. The loans were repaid by June 1999.

              (d) This receivable includes legal fees paid by the Company on behalf of its principal shareholder relating to his claim against an Israeli Bank which failed to finance the winning bid in a tender to acquire a controlling interest in one of the three largest oil , energy and real estate holding company in Israel. The amount receivable is linked to the CPI and bears interest of 2% per annum. An amount of NIS 320 thousands was paid in June 1999 and the remaining balance will be paid by December 1999.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7:-      PROPERTY AND APARTMENTS FOR SALE

                                                                                 December 31,              December 31,
                                                                             1997              1998             1998
                                                                         --------------    -------------    --------------
                                                                                                             Convenience
                                                                                                             translation
                                                                                                              (Note 2b)
                                                                                  Adjusted NIS                 U.S. $
                                                                         -------------------------------    --------------
                                                                                         (In thousands)
                Property for sale (a)                                                -           6,830            1,642
                Apartments for sale (b)                                            655           1,110              267
                                                                         --------------    -------------    --------------

                                                                                   655           7,940            1,909
                                                                         ==============    =============    ==============

              (a) In January 1998, the Company  through its  subsidiary  jointly owned with Engel acquired interests in two properties designated by the Company for renovations and long-term lease to the Israeli Government's Ministry of Absorption ("Ministry of Absorption"). The Company has entered into a five year lease agreement with the Ministry of Absorption with respect to one of these properties, granting options to the Ministry of Absorption for additional five year-terms. The renovation of one of these properties was almost fully completed and the renovating of the second property is not yet commenced. After balance sheet, the Company sold its subsidiary's interest to Engel in consideration of approximately NIS 10.6 million.

              (b) At cost, lower than market value.

NOTE 8:- COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

                                                                                 December 31,              December 31,
                                                                             1997              1998             1998
                                                                         --------------    -------------    --------------
                                                                                                             Convenience
                                                                                                             translation
                                                                                                              (Note 2b)
                                                                                  Adjusted NIS                 U.S. $
                                                                         -------------------------------    --------------
                                                                                         (In thousands)
        Cost incurred on uncompleted contracts                                 103,315          92,481           22,231
        Estimated earnings                                                       1,815           1,071              257
                                                                         --------------    -------------    --------------
                                                                               105,130          93,552           22,488
        Less: Billings to date                                                 (91,249)        (78,915)         (18,970)
                                                                         ==============    =============    ==============
                                                                                13,881          14,637            3,518
                                                                         ==============    =============    ==============

        Included  in  the  accompanying   balance  sheets  under  the  following
          captions:
        Costs and estimated earnings in excess of  billings on
          uncompleted contracts                                                17,308           15,235            3,662
        Billing in excess of costs and estimated earnings on
          uncompleted contracts                                                (3,427)            (598)             144
                                                                         ==============    =============    ==============
                                                                               13,881           14,637            3,518
                                                                         ==============    =============    ==============

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 9 -  LOANS TO AFFILIATED COMPANIES

                                                                                 December 31,              December 31,
                                                                             1997              1998             1998
                                                                         --------------    -------------    --------------
                                                                                                             Convenience
                                                                                                             translation
                                                                                                              (Note 2b)
                                                                                  Adjusted NIS                 U.S. $
                                                                         -------------------------------    --------------
                                                                                         (In thousands)
               Short-term loan to Stipula B.V. (a)                             3,437             4,790            1,151
               Short-term loan to AS. (b)                                        239                 -                -
                                                                         --------------    -------------    --------------

                                                                               3,676             4,790            1,151
                                                                         ==============    =============    ==============

              a) The loan was given to Stipula I B.V. (A.B. Stone subsidiary) to finance the acquisition of a 21.87% interest in the share capital of Engel (see not 27e). The loan is linked to U.S. dollars , bears interest of 5% per annum, will mature no later than December 31, 1999, and is secured by a pledge on Stipula I B.V. as collateral.

              b) The loan was given to Alir Schnapp Industrial Buildings Ltd. ("AS") to finance the acquisition of an industrial building in Migdal Haemek. The loans was linked to CPI and matured in December 1998.
                  The Company released its share in AS which was immaterial.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10- LONG-TERM RECEIVABLES AND DEPOSITS

                                                                                 December 31,              December 31,
                                                                             1997              1998             1998
                                                                         --------------    -------------    --------------
                                                                                                             Convenience
                                                                                                             translation
                                                                                                              (Note 2b)
                                                                                  Adjusted NIS                 U.S. $
                                                                         -------------------------------    --------------
                                                                                          (In thousands)

            Notes receivables linked to U.S. dollar (a)                      11,522            12,480            3,000
             Unlinked notes receivables (b)                                      952               479              116
             Long-term bank deposits ( c )                                       170               207               50
                                                                         --------------    -------------    --------------
                                                                              12,644            13,166            3,166
             Less: current portion                                              (400)             (207)             (50)
                                                                         ==============    =============    ==============
                                                                              12,244            12,959            3,116
                                                                         ==============    =============    ==============
             The said balance was presented as follows:
               Related parties                                                 3,937             4,263            1,025
               Other                                                           8,307             8,696            2,091
                                                                         ==============    =============    ==============
                                                                              12,244            12,959            3,116
                                                                         ==============    =============    ==============
             Maturities:
              Second year                                                        226               207               50
              Third year                                                         226               113               27
              Fourth year                                                        101                 -                -
              Thereafter until 2012                                           11,691            12,639            3,039
                                                                         ==============    =============    ==============
                                                                              12,244            12,959            3,116
                                                                         ==============    =============    ==============


          One. The Company has long-term receivables (promissory notes) from private US investors relating to the sale of 55% interest in the Rehovot Project (Note 27c). The principal of these promissory notes, which bear interest at the rate of 8.5% per annum, are payable on December 31, 2003. Accrued interest is payable on the last business day of each calendar quarter.


          Two. Unlinked notes receivables are related to a completed project in Lev-Hasharon and bear interest at an annual rate of 17%. The unlinked notes receivables are payable in 39 monthly installments of principal and interest, ending July 2001.


          Three. Long-term  bank  deposits  are   linked  to the  CPI,  and bear
               interest at an annual rate of 4%. These deposits are registered in the shareholders' name as a trustee for the Company and mature in 2012.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 11 -     EQUITY IN JOINT VENTURES

                                                                             December 31,              December 31,
                                                                          1997            1998             1998
                                                                      -------------    ------------    --------------
                                                                                                        Convenience
                                                                                                        translation
                                                                                                         (Note 2b)
                                                                              Adjusted NIS                U.S. $
                                                                      -----------------------------    --------------
                                                                                      (In thousands)

                Rehovot project (a)                                          493          10,268             2,468

                Germany and Russian projects (b)                           7,007           8,980             2,159

                Southampton ( c )                                          6,353           7,868             1,891
                                                                      -------------   -------------    --------------

                                                                          13,853          27,116             6,518
                                                                      =============   =============    ==============


              a) The equity in Joint Venture in the Rehovot project represents the Company's shares in the costs associated directly to the project, fully financed by bank loans. (See Note 27c).

              b) The Company has sold 50% of its interest in the German and Russian projects to UIC. The remaining 50% represent the cost of its investment in the joint venture for each project. The German project is expected to be completed by December 2002. The Russian project is in final stage of the construction and being marketed.

              c) GDC USA acquired on May 6, 1997, through its 51% registered partnership, a parcel of land in Southampton, New York on which to develop 33 single-family luxury homes. The project is currently under site development.


NOTE 12-      LAND UNDER DEVELOPMENT

              In December 1997, the Company acquired from Engel the rights to a parcel of land in North of Israel on which to develop 167 residential units, in consideration of approximately NIS 18.4 million. The Company is seeking permission for approximately 300 units. The project is currently under site development.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 13: - FIXED ASSETS

                                                                                                      Income-
                                                                                                     Producing
                                                                                                    Residential
                                                                   Furniture                       Property Being
                                                                   and office        Office          Renovated
                                                 Vehicles (1)      Equipment         Space             (2)(3)           Total
                                                 -------------    -------------   -------------    ---------------    ---------
                                                                                  Adjusted NIS
                                                 ------------------------------------------------------------------------------
                                                                                 (In thousands)
               Balance as of
                December 31, 1997:
                Cost                                   2,223             784             600                -           3,607
                Accumulated depreciation                (315)            (83)            (39)               -            (437)
                                                 -------------    -------------   -------------    -------------    -----------
                Depreciated cost                       1,908             701             561                -           3,170
                                                 =============    =============   =============    =============    ===========
               Balance as of
                December 31, 1998:
                Cost                                   2,792           1,142             600           64,520          69,054
                Accumulated depreciation                (668)           (248)            (63)               -            (979)
                                                 -------------    -------------   -------------                     -----------
                                                                                                   =============
                Depreciated cost                       2,124             894             537           64,520          68,075
                                                 =============    =============   =============    =============    ===========

                                                                    Convenience Translation (Note 2a) U.S. $
                                                 ------------------------------------------------------------------------------
               Balance as of
                December 31, 1998
                Cost                                 671                 274             144           15,510          16,599
                Accumulated depreciation            (161)                (60)            (15)               -            (236)
                                                 -------------    -------------   -------------    -------------    -----------
                Depreciated cost                     510                 214             129           15,510          16,363
                                                 =============    =============   =============    =============    ===========


          (1) Including vehicles acquired under a long-term lease at the cost of adjusted NIS 793 thousands (1997: NIS 762 thousands).

          (2) In January 1998, the Company acquired interests in a property in Tel Aviv designated for renovation and long-term lease to the Ministry of Absorption. Such property is a group of apartment buildings which will contain approximately 200 studio apartments after renovation. The Company has entered into a five-year lease agreement with the Ministry of Absorption granting option for additional five year-terms, effective date of the completion of the renovation.

               The registration of the building at the title of the Company is still pending due certain legal procedures to be completed, mainly the cancellation of liens registered by third parties. In the opinion of the Company's management after consultation with outside legal counsel, the registration will be completed in 1999.

          (3) Includes capitalized interest in the amount of NIS 1002 thousand as of December 31, 1998.

          (4) Depreciation expense amounted to NIS 116 thousand, NIS 292 thousands and NIS 542 thousands for the years ended December 31, 1996, 1997 and 1998 respectively.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14: - BANK CREDITS AND SHORT-TERM LOANS

      a.  Composed as follows:                Annual Interest Rates                December 31,             December 31,
                                            ---------------------------
                                               1997           1998            1997              1998             1998
                                            -----------    ------------   --------------    -------------    --------------
                                            -----------    ------------
                                                                                                              Convenience
                                                                                                              translation
                                                %               %                                              (Note 2b)
                                                                                   Adjusted NIS                 U.S. $
                                            -----------    ------------   -------------------------------    --------------
                                                                                           (In thousands)
      Bank credits - unlinked               15.2-17.5      9.6 - 15.2            11,653           33,261             7,995
      Bank credits-linked to the U.S.$ (1)        6.5        6.4 -7.1             7,812           88,932            21,378
                                                                          ==============    =============    ==============
                                                                                 19,465          122,193            29,373
                                                                          ==============    =============    ==============

      (1) Includes a revolving short-term loan of NIS 42 million received for the financing of the Income-Producing residential property (see note
          13). After the balance sheet date the Bank authorized an equivalent long-term line credit to be executed under certain conditions.

      b.  As to pledges to secure bank credits, see Notes 20 and 22

NOTE 15:  TRADE PAYABLES

                                                                                December 31,             December 31,
                                                                             1997             1998            1998
                                                                         -------------    -------------    ------------
                                                                                                           Convenience
                                                                                                           translation
                                                                                                             (Note 2b)
                                                                                 Adjusted NIS                 U.S. $
                                                                         ------------------------------    -------------
                                                                                          (In thousands)
               Accounts payable                                                36,013           26,479           6,366
               Notes payable                                                    4,778           12,943           3,110
                                                                         -------------    -------------    -------------
                                                                               40,791           39,422           9,476
                                                                         =============    =============    =============

NOTE 16:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                                December 31,              December 31,
                                                                             1997             1998             1998
                                                                         -------------    -------------    -------------
                                                                                                           Convenience
                                                                                                           translation
                                                                                                             (Note 2b)
                                                                                 Adjusted NIS                 U.S. $
                                                                         ------------------------------    -------------
                                                                                         (In thousands)
               VAT and income tax payable                                     1,855            3,992               960
               Property betterment tax payable                                    -            2,147               516
               Other                                                          1,055            1,512               364
               Deferred income                                                    -            2,085               501
               Wages and related benefits                                       574              152                36
               Expenses payable                                                  46              229                55
                                                                         =============    =============    =============
                                                                              3,530           10,117             2,432
                                                                         =============    =============    =============

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 17:- RELATED PARTIES

                                                                                December 31,              December 31,
                                                                             1997             1998             1998
                                                                         -------------    -------------    -------------
                                                                                                           Convenience
                                                                                                           translation
                                                                                                             (Note 2b)
                                                                                 Adjusted NIS                 U.S. $
                                                                         ------------------------------    -------------
                                                                                         (In thousands)

               Salary payable (See Note 27a)                                    123                -                 -

                                                                       =============    =============    =============

NOTE 18:- LONG-TERM DEBT

        a.  Composed as follows:                                                       December 31,              December 31,
                                                   1997             1998            1997             1998             1998
                                               -------------    -------------    ------------    -------------    -------------
                                                                                                                  Convenience
                                                                                                                  translation
                                                          Annual                                                    (Note 2b)
                                                     Interest rates %                    Adjusted NIS                U.S. $
                                               ------------------------------    -----------------------------    -------------
                                                                                                (In thousands)
        From a  leasing  company  - linked to
            the U.S. dollar                     3.8 - 7.5         3.8 -7.5                455             400             96
        From a leasing company - linked to
             the CPI                            6.6 - 7.7        6.6 - 7.7                225             139             33
        From bank - unlinked                       17.2             17.2                  149              76             18
        From bank - linked to the U.S. dollar   6.3 - 8.3        6.5 - 8.3             20,866          22,339          5,370
        From bank - linked to CPI*)              5.6-6.0         5.6 - 6.0              2,843           1,725            415
                                                                                 ------------    --------------    ------------
                                                                                       24,538          24,679          5,932
        Less current maturities                                                        (2,902)        (22,537)        (5,417)
                                                                                 ============    ==============    ============
                                                                                       21,636           2,142            515
                                                                                 ============    ==============    ============


     *) Includes NIS 346,647 (1997: 366,946) collateralized by a mortgage on the Company's office space.

     b. Aggregate maturities of long-term loans maturing serially from 1999 to 2011:

     First year - current maturities       2,902        22,537        5,417
     Second year                          20,899         1,624          390
     Third year                              234           161           39
     Fourth year                             152            99           24
     Fifth year                               93            25            6
     Thereafter                              258           233           56
                                     ============= ============== =============
                                          24,538        24,679        5,932
                                     ============= ============== =============

     c.   As to pledges to secure loans see Note 22.

     d.   As to capital lease commitments see Note 20k.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19: - SEVERANCE PAY

     The Company's liability for severance pay for its employees, pursuant to Israeli Law, is fully provided for. Part of the liability is funded through insurance policies and severance pay fund.


                                        December 31,              December 31,
                                    1997            1998              1998
                                -------------   -------------    --------------
                                                                  Convenience
                                                                  translation
                                                                   (Note 2b)
                                        Adjusted NIS                U.S. $
                                -----------------------------    --------------
                                                (In thousands)
     Severance pay                     299             393                95
     Less: amount funded*             (214)           (211)              (51)
                                -------------   -------------    --------------

                                        85             182                44
                                =============   =============    ==============

     *) The amount funded can be withdrawn under the provisions of the Law for Severance Pay.

     Severance pay expense for the years ended December 31, 1996, 1997 and 1998 amounted to adjusted NIS 102, NIS 197, and NIS 97, respectively.


NOTE 20 :- CONTINGENT LIABILITIES AND COMMITMENTS

     All the amounts described in the following projects are approximate amounts and are linked to the Israeli BCI, unless stated otherwise.

     a)   Ministry of Defense

          In January 1998, the Company was engaged as the general contractor for the construction of a building in consideration of approximately NIS 16 million. The Company is required to complete construction in January 2001, otherwise a penalty amount of NIS 2,100 will be payable for each day of delay. The Company expects to complete the project on time.

            GENESIS DEVELOPMENT AND CONTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 20:  CONTINGENT LIABILITIES AND COMMITMENTS (continued)

     b)   Rehovot:

          In March 1997, the Company was awarded rights to develop a parcel of land of approximately 77,000 sq.m. in consideration of approximately NIS 2 million. The development plan requires evictions, a zoning change and the approval by the municipal and regional authorities. The Company has received in March 1998 the rezoning approval from the regional council for the construction of approximately 900 units. The Company is committed to complete the development by March 2002.

     c)   Kiryat Shmuel:

          In November 1997, the Company was engaged as the general contractor for the construction of 58 residential units in consideration of approximately NIS 27 million. The Company has engaged a subcontractor to complete the entire project in consideration of NIS 23 million. The Company is required to complete construction of the project in December 1999, otherwise a penalty amount of $ 500 for each unit will be payable for each month of delay. The Company expects to complete the project on time.

     d)   Guarantees:

          The Company received an authorization to employ foreign workers by the Ministry of Interior. In order to secure the fulfillment of the authorization's condition, the Company deposited, with the Ministry of Interior, notes payable in the amount of NIS 136,000.

     e)   Bank guarantees:

          In order to guarantee the proceeds on apartments sold and on other construction projects, the Company has provided bank guarantees expiring upon the completion of the project.

                                                                Adjusted NIS
                                                            --------------------
                                                               (In thousands)

           1.  Bank guarantees under the Law of Apartment Sales    23,445
           2.  Bank guarantees as security for performance         20,890

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20:  CONTINGENT LIABILITIES AND COMMITMENTS (continued)

     f)   Contractors registration:

          GCP and its wholly owned subsidiary Genesis construction (1997) Ltd. have been registered in the Contractors Registrar Office as building contractors for projects involving unlimited financial scope and unlimited size. The registration depends on employment of two professional workers approved by the Contractors Registrar. This condition was fully met.

     i)   Capital lease:

          The Company leased vehicles for periods from May 1999 to September 2002. Following is a summary of future payments under capitalized lease:

                                                            Adjusted NIS
                                                            (In thousand)
                                                           ----------------

           Year ending December 31, 1999                          212
           Year ending December 31, 2000                          193
           Year ending December 31, 2001                          156
           Year ending December 31, 2002                           81
                                                             -----------
           Total capitalized lease payment                        642
           Imputed interest                                       147
                                                             -----------
           Present value of capitalized lease payments            495
           Current portion                                        163
                                                             ===========
           Long-term capitalized lease obligations                332
                                                             ===========

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20:  CONTINGENT LIABILITIES AND COMMITMENTS (continued)

     j)   Lease Commitments

          In December 1996, the Company leased additional office space as from January 1, 1997, under long-term operating lease agreements. In addition the Company has leased an office space in Rehovot, for the supervision over its project, as from January 1998 until December 2003. Following is a summary of future payments for these leases:

                                                         Adjusted NIS
                                                         (In thousands)
                                                        ----------------


             Year ending December 31, 1999                    111
             Year ending December 31, 2000                     50
             Year ending December 31, 2001                     50
             Year ending December 31, 2002                     25
             Year ending December 31, 2003                     25
                                                         -------------

                                                              261
                                                         =============


     k)   Litigation

          (i) The Company is involved in legal and administrative proceedings and claims of various types in the amount of approximately NIS
               4.7 million which are being defended and handled in the ordinary course of business. In the opinion of the Company's management after consultations with outside legal counsel, the ultimate disposition of such proceedings will not have a materially adverse effect on the Company's consolidated financial position or future results of operations over a provision of NIS 1.7 million recorded by the Company.

          (ii) The Company filed several claims for approximately NIS 5.9 million against numerous contractors for damages caused in several projects and against four families for eviction in the Rehovot project. The litigation is still pending and no amounts have been recorded for contingent payments.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21 :-    SHARE CAPITAL

          a.   Share Capital is Composed as follows:

                                                    December 31, 1997              December 31, 1998
                                              Authorized        Issued &       Authorized        Issued &
                                                              Outstanding                      Outstanding
                                             -------------    -------------   -------------    -------------

                  Class A ordinary shares
                    NIS 0.10 par value        42,000,000       2,300,000       42,000,000       2,311,000
                                              ==========       =========       ==========       =========
                  Class B ordinary shares
                    NIS 0.10 par value         3,000,000       3,000,000        4,200,000       2,989,000
                                              ==========       =========       ==========       =========

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

               ii. the sale or transfer to any person other than the following transferees:

                    a. a trust for the sole benefit of members of the transferors immediate family and which is controlled by the transferor; and

                    b.   any other holder of Class B Ordinary Shares thereof; or

               iii. the  failure of the  Company to  achieve  net income  before provision for income taxes and exclusive of extraordinary earnings and charges to income resulting from the release from the Deference Program of the Performance Shares (as such terms are defined below) as audited and determined by the Company's independent public accountants in accordance with U.S. GAAP, as set forth in the reconciliation thereof in the Company's consolidated financial statements ("Pretax Income") of at least $1,000,000 (the "Target Pretax Income Amount") for the year ending December 31, 1998, or for each of the succeeding five years ending December 31, 2003 - the failure of the Company to achieve Pretax Income exceeding the Target Pretax Income for the previous year by at least 10%.

            GENESIS DEVELOPMENT AND CONTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21:  SHARE CAPITAL (continued)

          c. The Company's Articles of Association provide that 2,660,000 Class B Ordinary Shares (the "Performance Shares") are subject to a share deference program (the "Deferrence Program"). Pursuant to the Deferrence Program, the Performance Shares would convert into "Deferred Shares" (having no rights other than the right to receive an amount not in excess of the par value thereof (NIS 0.1) upon dissolution of the Company) if the Company does not attain certain earnings levels. Such earnings levels were attained in the Company's 1997 fiscal year and all of the
               Performance   Shares  have  been  released  from  the  Deferrence
               Program.

          d.   Share Option Plans

               The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Shares Issued to Employees" (APB-25), and related interpretations in accounting, for its employee shares potions because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, " Accounting for Share-Based Compensation", requires the use of option valuation models that were not developed for use in valuing employee shares options. Under APB-25, since the exercise price of the Company's employee shares options equals the market price of the underlying shares on the date of grant, no compensation expense is recognized. The Company intends to continue using the measurement prescribed by APB Opinion No.25, and accordingly, this pronouncement will not affect the Company's financial position or results of operations.

               (1) In November 1996 and 1997 the Board of Directors of the Company adopted Share Option Plans pursuant to which 700,000 Class A Ordinary shares were reserved for issuance upon the exercise of options to be granted to employees of the Company. The exercise price may not be less than 70% of the average closing price, as reported by Nasdaq, of the Class A Ordinary Shares during the 90 calendar days prior to the date of grant. The Share Option Plans expire in 2016-2017. As of December 31, 1998, the Company has not granted any options to purchase Class A Ordinary Shares.

               (2) In December 1998, the Board of directors of the Company adopted a general managers option plan pursuant to which 1,000,000 Class A Ordinary Shares were reserved for issuance upon the exercise of options to be granted to general managers of the Company and any of its subsidiaries. The exercise price shall not be less than 70% of the average closing price of the Class A Ordinary Shares of the Company during the 90 days which preceded the date of exercise. As of December 31, 1998, the Company has not granted any options to purchase Class A Ordinary Shares.

               (3) Each director residing in the United States will receive a five-year option to purchase up to 7,500 Class A Ordinary Shares at an exercise price equal to 70% of the average closing price of the Class A Ordinary Shares of the Company during the 90 days which precedes the date of exercise. As of December 31, 1998, two directors received an option to purchase 30,000 Class A Ordinary Shares at an exercise price of $5 per share.

            GENESIS DEVELOPMENT AND CONTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
NOTE 21:  SHARE CAPITAL (continued)


               (4) In December 1998, the Company granted the Chairman of the Board the right and the option (the "option") to purchase all or any part of an aggregate of 1,200,000 Class B Ordinary Share (the "Shares"). The purchase price of the shares payable upon full or partial exercise of the option is U. S. $ 2.875 per share. The option may be exercised at any time prior to the earlier of (i) the third anniversary of the date thereof and (ii) the date on which the Chairman ceases to be involved in the operations of the Company. The partial exercise of the Option shall not cause the expiration, termination or cancellation of the remaining unexercised portion thereof. Exercise of the Option shall be for a whole number of shares and no functional shares shall be issued or delivered upon exercise of the Option.

               (5) Pro-forma information regarding net income and earnings per share is required by Statement No. 123, and has been determined  assuming  the  Company  had  accounted  for  its employee shares options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model, with the following weighted-average assumptions for 1998 and 1997, respectively: risk-free interest rates of 5%, and 6%; dividend yields of 0%; volatility factors of the expected market price of the Company's common shares of 0.776; and a weighted-average expected life of the option of 3 years.

                    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected shares price volatility. Because the Company's employee shares options have characteristics significantly different from those of traded options, and since changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee shares options.

                    For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

            GENESIS DEVELOPMENT AND CONTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21:  SHARE CAPITAL (continued)

         The Company's pro-forma information is as follows:

                                                       1998            1997
                                                  --------------- --------------
                                                   NIS in thousands (except per
                                                          share amounts)
                                                  ------------------------------

          Net income as reported                       2,443          25,209
           Pro-forma net income (loss)                  (583)         25,143
           Pro-forma tax affect                            -              -
           Pro-forma earnings (loss) per share:
               Basic                                   (0.09)           4.93

          A summary of the Company's shares option activity, and related information is as follows:

                                                       Year ended December 31,
                                         --------------------------------------------------
                                                  1998                        1997
                                         ---------------------        ---------------------
                                                   Number of options in thousands
                                         --------------------------------------------------
                                                       Weighted                    Weighted
                                                        average                    average
                                         Number of     exercise     Number of      exercise
                                          options        price       options        price
                                         ---------     --------     ---------     ---------
                                                           $                          $
                                                       --------                   ---------

          Outstanding - at the
              beginning of year             15,000         5                -             -
                Granted:
                  Class A                   15,000         5           15,000             5
                  Class B                1,200,000         2.875            -             -

          Outstanding - at the
             end of year
                  Class A                   30,000         5           15,000             5
                  Class B                1,200,000         2.875            -             -

          Exercisable options
                  Class A                   30,000         5           15,000             5
                  Class B                1,200,000         2.875            -             -

            GENESIS DEVELOPMENT AND CONTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 21:      SHARE CAPITAL (continued)

          The weighted average grant and date fair value of options granted for the years ended December 31, 1997 and 1998, were $0.49 and $0.72 respectively.

               The exercise prices on the grant date that exceed market price were as follows:

                                                                     1997           1998
                                                                  ------------  ------------
                    Weighted - average exercises price              $ 5.00          $ 2.93

                    Weighted - average fair values on grant date    $ 0.49           $0.72

               The options outstanding as of December 31, 1998, have been separated into ranges of exercise prices, as follows:

                                                 Weighted
                                   Options      average,
                               outstanding as   remaining     Weighted
                                 of December   contractual     average
               Exercise Price     31, 1998        life      exercise price
               --------------  --------------  -----------  --------------

                       $ 5           30,000     3,5 years         $ 5

                   $ 2.875        1,200,000       3 years      $ 2.93


     e.   Bridge Warrants

          In November 1996 the Company completed a bridge financing to which it issued Bridge warrants. The Bridge Warrants, entitle the holders to purchase one Class A Ordinary Share commencing one year from the date of their issuance. Upon the Bridge Warrants were exchanged for the Selling Securityholders' Warrants, each of which are identical to the Class A Warrants included in the Units. The Selling Securityholders have agreed, not to exercise and not to sell the Selling Securityholders' Warrants for a period of one year from the closing of the offering.

     f.   Issue of Shares within the framework of an IPO

          On January 30, 1997, the Company completed an IPO consisting of 2,300,000 units, each unit consisting of Class A Ordinary Shares, one redeemable Class A warrant at the price per unit price of $5. The net proceeds from the issuance amounted to NIS 35,549 thousands.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21:  SHARE CAPITAL (continued)

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

          Class B Warrants
          Each Class B Warrant entitles the registered holder to purchase one Class A Ordinary Share at an exercise price of $8.75 per share at any time after issuance until January 2002. Beginning one year from the date of IPO, the Class B Warrants are redeemable by the Company on 30 days' prior written notice at a redemption price of $.05 per Class B Warrant, if the closing price of the Company's Class A Ordinary Shares for any 30 consecutive trading days ending within 15 days of the notice of redemption averages in excess of $12.25 per share (subject to adjustment by the Company, in the event of any reverse, stock split or similar events). Through December 31, 1998, none of the Warrants have been exercised.

NOTE 22:- CHARGES

     a. As collateral for capital lease liabilities to a leasing company, a fixed charge has been placed on motor vehicles and equipment.

     b. As collateral for a liability to a mortgage bank, a pledge was registered on the Subsidiary's office space.

     c. As collateral for liabilities to banks, a charge has been placed on short-term deposit, on marketable securities, on revenues from the projects on motor vehicles, on income - producing residential properties and on land rights.

     As of the balance sheet date, the balance of liability collateralized totals adjusted approximately NIS 124 million.

     d. In order to cover legal fees relating to the claim of the Company and its principal shareholders against an Israeli Bank (see note 27f), a floating charge have been placed on all the rights of the claim results, if any.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


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

     b. Tax benefits under the law for encouragement of capital investment, 1959 ("Law of Encouragement"):

          Income - producing rental properties were approved by the investment center under the law of encouragement. The Company is entitled to accelerated depreciation rate of 20% per annum until 2001 and of 10% thereafter. The income derived for the entire or partly sale of the property is subject to a corporate rate of 25%. The entitlement of the above benefits is conditional upon the Company's fulfilling by leasing the property for a minimum period of 5 years.

     c. Measurement of results for tax purposes are made in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustments Law").

          In accordance with the Inflationary Adjustments Law, the results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 23:- TAXES ON INCOME (continued)

     d.   Taxes on Income

          Taxes on Income included in the statements of operation:

                                  For the year ended December 31,
                  --------------------------------------------------------------
                      1996             1997             1998             1998
                  -------------   -------------   -------------    -------------
                                                                    Convenience
                                                                    translation
                                                                      (Note 2b)
                                   Adjusted NIS                        U.S. $
                  -----------------------------------------------  -------------
                                          (In thousands)
     Current:
       Israel                -        1,742                2,000             481
       Europe                -          106                  146              35

     Deferred:
       Israel          -              3,841                  319              77
                  =============    =============    =============   ============
                       -              5,689                2,465             593
                  =============    =============    =============   ============


     e.   Deferred tax:

          Deferred tax liabilities (assets) are composed of the following:

                                                                   For the year ended December 31,
                                                       1996             1997             1998             1998
                                                   -------------    -------------    -------------    -------------
                                                                                                      Convenience
                                                                                                      translation
                                                                                                        (Note 2b)
                                                                    Adjusted NIS                         U.S. $
                                                   -----------------------------------------------    -------------
                                                                           (In thousands)
          Tax applied in the event of the
            distribution of income of foreign
            subsidiaries                                     -             3,841        4,160               1,000
          Difference between the reported
            income recognition and the tax
            reporting                                       50               385              -                 -
          Provision for severance pay,
            vacation and recreation                        (35)             (108)           (68)              (16)
          Net operating loss carry forward                (201)             (492)          (137)              (33)
                                                   -------------    -------------    -------------    -------------
                                                          (186)            3,626          3,955               951
          Valuation allowance *                            186               215            205                49
                                                   =============    =============    =============    =============
                                                             -             3,841          4,160             1,000
                                                   =============    =============    =============    =============

          *) The valuation allowances has been established for the full amount of the related deferred tax asset until realization is assured.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 23:-     TAXES ON INCOME (continued)

     f.   Tax loss carry forwards:

          At December 31,1998, a foreign subsidiary has net operating loss carryforwards of approximately $169,000, which may be utilized against future taxable income through 2019.

     g.   Tax assessments:

          Final assessments have not yet been received by the Company and its subsidiary since incorporation.

     h. A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company and the actual tax expense, is as follows:


                                                                      For the year ended December 31,
                                                ---------------------------------------------------------------
                                                    1996             1997            1998             1998
                                                -------------    -------------   -------------    --------------
                                                                                                   Convenience
                                                                                                   translation
                                                                                                    (Note 2b)
                                                                Adjusted NIS                         U.S. $
                                                ----------------------------------------------    --------------
                                                                         (In thousands)
          Theoretical tax expense (benefit)
            computed at rate of 36%                     19           11,199            1,833             440
          Nondeductible expenses and
            others, net                                 18            1,218              846             204
          Exempt income                                  -           (6,805)            (351)            (84)
          Carryforward losses for which  no
            deferred taxes are recognized              (37)              77              137              33
                                                =============    =============   ==============    ============
          Actual tax expense                             -            5,689            2,465             593
                                                =============    =============   ==============    ============

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24:- LINKAGE TERMS OF MONETARY BALANCES

                                                December 31, 1997                December 31, 1998
                                 ----------------------------------   ---------------------------------------
                                  Foreign  Linked to                            Foreign    Linked to
                                 Currency Israel CPI Unlinked Total   Currency Israel CPI  Unlinked     Total
                                 -------- ---------- -------- -----   -------- ----------  --------     -----
                                                                 Adjusted NIS (In thousands)
                                 ----------------------------------------------------------------------------
ASSETS
Cash and cash equivalents        12,948         -      2,201   15,149    12,749      918         31    13,698
Bank deposits and marketable
 securities in restricted
 deposits                        41,209         -     10,792   52,001    56,351   22,661        451    79,463
Contracts receivable                  -         -     10,656   10,656         -        -      6,396     6,896
Other  accounts receivables       1,847         -      3,810    5,657     2,060        -          -     2,060
Related party receivable          6,793         -          -    6,793     2,982        -     10,426    13,408
Loan to an affiliated company     3,676         -          -    3,676     4,790        -          -     4,790
                                -------  --------  ---------  -------  --------  -------    -------  --------
                                 66,473         -     27,459   93,932    78,932   23,579     17,804   120,315
                                =======  ========  =========  =======  ========  =======    =======  ========
Short-term loan and bank
  credit                          7,812         -     11,653   19,465    88,932        -     33,261   122,193
Trade payables                        -         -     40,791   40,791         -        -     39,422    39,422
Accrued expenses and other
  liabilities                         -         -      3,530    3,530         -        -     10,117    10,117
Shareholder                           -       123                 123         -        -        -           -
                                                           -
Long-term  liabilities
(including current               21,321     3,068        149   24,538    22,739    1,864         76    24,679
       maturities)
Severance pay                         -         -         85       85         -        -        182       182
                                -------  --------  ---------  -------  --------  -------    -------  --------
                                 29,133     3,191     56,208   88,532   111,671    1,864     83,058   196,593
                                =======  ========  =========  =======  ========  =======    =======  ========

GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 25:- SELECTED STATEMENT OF OPERATIONS DATA

                                                               For the year ended December 31,
                                                -----------------------------------------------------------------
a.  Major customers data:                           1996             1997             1998              1998
                                                -------------    -------------    --------------    -------------
                                                                                                    Convenience
                                                                                                    translation
                                                                                                     (Note 2b)
                                                                 Adjusted NIS                          U.S. $
                                                ------------------------------------------------    -------------
                                                                         (In thousands)
     Revenues from:
      Engel (see Note 20) (1)                          10,600          42,981            16,844           4,049
       LGES (see Note 20) (2)                               -          18,685             7,351           1,767
       American Entity (See Note 27d)(3)                    -          22,589                 -               -
       UIC (See Note 27e)(4)                                -          12,487                 -               -
         Others                                        14,706          38,339            98,332          23,637
                                                --------------   --------------   --------------    ------------
                                                       25,306         135,081           122,527          29,453
                                                ==============   ==============   ==============    ============

     (1) Percentage of total revenues                  41.9%           31.8%            13.7%          13.7%
                                                ==============   ==============   ==============    ============
       (2) Percentage of total revenues                    -        13.8%              6%                  6%
                                                ==============   ==============   ==============    ============
       (3) Percentage of total revenues                    -          16.7%             -                  -
                                                ==============   ==============   ==============    ============
       (4) Percentage of total revenues                    -           9.3%             -                  -
                                                ==============   ==============   ==============    ============


    Contracting costs:
     Engel projects (5)                                9,658           38,789            17,127            4,117
       LGES (6)                                            -           16,165             7,028            1,689
       American Entity (7)                                 -            2,475                 -                -
       UIC (8)                                             -            3,607                 -                -
     Others                                           14,479           35,359            83,046           19,963
                                                --------------   --------------   --------------    -------------
                                                      24,137           96,395           107,201           25,769
                                                ==============   ==============   ==============    =============

     (5) Percentage of total revenues                  38.1%        28.7%              16%              16%
                                                ==============   ==============   ==============    =============
      (6) Percentage of total revenues                     -        12.0%             6.5%              6.5%
                                                ==============   ==============   ==============    =============
      (7) Percentage of total revenues                     -         1.8%               -                -
                                                ==============   ==============   ==============    =============
      (8) Percentage of total revenues                     -         2.7%               -                -
                                                ==============   ==============   ==============    =============

b.   Revenues classified by geographical areas
       Israel                                         25,306          100,005           122,527           29,453
       Europe                                              -           35,076                 -                -
                                                --------------   --------------   --------------    -------------
                                                      25,306          135,081           122,527           29,453
                                                ==============   ==============   ==============    =============

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 25:- SELECTED STATEMENT OF OPERATIONS DATA (continued)

                                                                               For the year ended December 31,
                                                               -----------------------------------------------------------------
                                                                   1996             1997             1998              1998
                                                               -------------    -------------    --------------    ------------
                                                                                                                    Convenience
                                                                                                                   translation
                                                                                                                    (Note 2b)
                                                                                Adjusted NIS                          U.S. $
                                                               ------------------------------------------------    ------------
                                                                                        (In thousands)
               c.   Selling, administrative and general
                     expenses include:

                     Advertising costs                                   17              65              189             45
                                                               =============    =============    ==============    =============

                     Rental expense                                       6              41              272             65
                                                               =============    =============    ==============    =============



               d.  Financial  income (expenses)
                   Erosion of monetary items and other, net            (218)        (1,699)              5,147          1,237
                   Interest income, including gain on
                      marketable securities                           1,071          5,402              17,705          4,256
                   Foreign exchange gain                                113            484               3,370
                                                                                                                          810
                     Interest expenses:
                     Long-term loans                                    (56)          (116)             (1,018)          (245)
                     Short-term loans and bank credits                 (621)        (3,216)            (25,767)        (6,193)
                                                               -------------    -----------    ----------------   -------------

                                                                        289            855                 563           (135)
                                                               =============    ===========    ================   =============

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 26:-     OPERATING SEGMENTS DATA

The Company is engaged in three segments of the real estate industry:

              (1) development and construction
              (2) real estate sales transactions
              (3) provision of consulting,  management and financial  management services in connection with construction activity of others.

              The following data present the revenues, expenditures and other operating data of the Company's operating segments:

                                                                         Year ended December 31, 1998
                                                             ----------------------------------------------------
                                                             Development    Real estate
                                                                 &             sales
                                                             Construction   transactions    Services       Total
                                                             ------------   ------------    --------     ---------
                                                                           Adjusted NIS in thousands
                                                             ----------------------------------------------------
                Revenues from external customers                 91,182        25,407         5,938       122,527
                                                             ==========    ==========     =========    ==========
                Operating earnings according to segments          5,917         3,896         5,513        15,326
                                                             ==========    ==========     =========
                Joint general expenses                                                                      9,672
                                                                                                       ----------
                Total operating expenses                                                                    5,654
                                                                                                       ==========
                Financial expenses                                                                         26,785
                                                                                                       ==========
                Financial income                                                                           26,222
                                                                                                       ==========
                Loss from affiliated companies                                                                183
                                                                                                       ==========
                Taxes on income                                                                             2,465
                                                                                                       ==========
                Gain for the year                                                                           2,443
                                                                                                       ==========

                Joint segment assets                                                                       68,075
                                                                                                       ==========
                Joint depreciation                                                                            542
                                                                                                       ==========
                Investments in equity method investees                                                     27,116
                                                                                                       ==========
                Joint expenditure for segment assets                                                       63,117
                                                                                                       ==========

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 26:-     OPERATING SEGMENTS DATA (continued)

                                                                         Year ended December 31, 1997
                                                              ----------------------------------------------------
                                                             Development    Real estate
                                                                 &             sales
                                                             Construction   transactions    Services       Total
                                                             ------------   ------------    --------     ---------
                                                                           Adjusted NIS in thousands
                                                             ----------------------------------------------------

                Revenues from external customers                 97,356        35,076         2,649       135,081
                                                             ==========    ==========     =========    ==========
                Operating earnings according to segments          7,044        28,993         2,649        38,686
                                                             ==========    ==========     =========
                Joint general expenses                                                                      7,726
                                                                                                       ----------
                Total operating expenses                                                                   30,960
                                                                                                       ==========
                Financial expenses                                                                          5,031
                                                                                                       ==========
                Financial income                                                                            5,886
                                                                                                       ==========
                Amortization of Bridge note issuance                                                          917
                                                                                                       ==========
                Taxes on income                                                                             5,689
                                                                                                       ==========
                Gain for the year                                                                          25,209
                                                                                                       ==========

                Joint segment assets                                                                        3,170
                                                                                                       ==========
                Joint depreciation                                                                            292
                                                                                                       ==========
                Investments in equity method investees                                                     13,853
                                                                                                       ==========
                Joint expenditure for segment assets                                                        2,139
                                                                                                       ==========

                                                                         Year ended December 31, 1996
                                                             ----------------------------------------------------
                                                             Development    Real estate
                                                                 &             sales
                                                             Construction   transactions    Services       Total
                                                             ------------   ------------    --------     ---------
                                                                           Adjusted NIS in thousands
                                                             ----------------------------------------------------
                Revenues from external customers                 25,306             -             -        25,306
                                                             ==========    ==========     =========    ==========
                Operating earnings according to segments        (22,221)            -             -       (22,221)
                                                             ==========    ==========     =========
                Joint general expenses                                                                     (2,433)
                                                                                                       ----------
                Total operating expenses                                                                  (24,654)
                                                                                                       ==========
                Financial expenses                                                                           (896)
                                                                                                       ==========
                Financial income                                                                            1,185
                                                                                                       ==========
                Amortization of Bridge notes issuance costs                                                  (888)
                                                                                                       ==========
                Gain for the year                                                                              53
                                                                                                       ==========

                Joint segment assets                                                                        1,322
                                                                                                       ==========
                Joint depreciation                                                                            116
                                                                                                       ==========
                Investments in equity method investees                                                          -
                                                                                                       ==========
                Joint expenditure for segment assets                                                          881
                                                                                                       ==========

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 27:-  TRANSACTIONS WITH RELATED PARTIES

              a.  Employment agreement with the Company's President

                  In November 1997, the Company entered into a three-year employment agreement with its President, which is to become effective upon the closing of Bridge Financing of the Company. The agreement provides for an annual base salary of $200,000, plus a $50,000 bonus during any year in which the Company meets the minimum target for release of Program Shares (Note
                  21c) for such year. If such target for any given year is not met, the president will be required to convert his Class B ordinary shares with a market value of $ 50,000 into deferred shares.

                  The Company has paid to the President and a member of his family salaries and related charges amounting to adjusted NIS 367 thousands and NIS 1,076 thousands and NIS 1,104 thousands for the years ended December 31, 1996, 1997 and 1998, respectively.

              b.  Employment agreement with the Company's Chairman

                  In December 1998 the Company entered into an employment agreement with its Chairman of the Board, effective as of January 1, 1999, and expiring on December 31, 2003. The agreement provides for an annual base salary of $350,000 and a bonus compensation equal to $50,000, for each $1,000,000 of net income for such fiscal year (determined according to U.S. GAAP in the Company's audited financial statements). The agreement contains customary confidentiality and non-complete provisions. If there is a change in the control of the Company, as defined in the agreement, and the employment of the Chairman is subsequently terminated, he will be entitled among other things, to the greater of the payments due for the remaining term of the agreement or three times his annual compensation.

                  The Company, through its subsidiary, has paid to the Chairman of the Board, salaries and related charges amounted to NIS -none, NIS 451 thousands and NIS 763 thousands for the years ended December 31, 1996, 1997 and 1998, respectively.

              c.  Rehovot project

                  In March 1997 the Company was awarded rights to develop a parcel of land of approximately 77,000 sq.m. in consideration of NIS 2 million. Under the development agreement signed in July 1998 between the Company and the Israeli Land Authorities
                  (ILA), the Company is responsible of the evictions and is committed to complete the development plan and the project by March 2002. In June 1997, the Company, through its foreign subsidiary, has sold to 13 private US investors ("American Entity") a 55% interest of the project in consideration of $6,000,000 of which $3,000,000 was paid in December 1997; the remaining balance is covered by promissory notes, bearing an annual interest rate of 8.5% and payable in December 2003. The American Entity includes the Chairman of the Board and eight members of the Company's U.S. Counsel, who acquired a 3.2% (in consideration of $350,000) interest and a 15.6% (in consideration of $1,700,000) interest in the total development rights, respectively.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 27:-   TRANSACTIONS WITH RELATED PARTIES (continued)

               c. Rehovot project (continued)

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

                  The above transaction was reflected in the 1997 consolidated financial statements as a related party transaction.

              d.  Germany and Russian project

                  In April 1997 the Company acquired through its Dutch subsidiary A.B. Stone B.V. ("AB Stone") all the shares of STIPULA I B.V. ("STIPULA"), a Dutch company in consideration of $2,000,000. STIPULA is engaged in a joint venture with Engel in a project in Germany for the construction of approximately 250 residential units and in another joint venture with two Israeli companies in a project in Russia to erect an office building. In 1997, the Company provided a loan to STIPULA of $1,500,000 in order to complete the acquisition of 50% interest in the project in Germany. In September 1997 AB Stone sold 50% of its share in STIPULA to an unaffiliated Israeli Company ("UIC") traded on the Tel Aviv Stock Exchange in consideration of $3,300,000 of which $1,800,000 was paid in September 1997 and $750,000 in April 1998. The remaining balance is to be paid by September 1999.

                  This transaction was executed with UIC in which the father of the Company's CFO is holding approximately 25% interest in UIC, is acting as Chairman of UIC Board and the Company's CFO is a member of the Board of UIC.

                  The  above   transaction   was  also  reflected  in  the  1997
                  consolidated   financial   statements   as  a  related   party
                  transaction.

            GENESIS DEVELOPMENT AND CONTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 27:-   TRANSACTIONS WITH RELATED PARTIES (continued)

              e.    Consulting agreement with American Entity (see c above)

                    Pursuant to consulting agreement became effective January 1998, the Company retained the American Entity as a consultant which possesses the know-how, experience and the financial and economic ability to facilitate the successful completion of the project in Rehovot, for the period of 6 years.

                    The Company shall pay to the American Entity a compensation at the rate of $175 per hour for services rendered. The minimum compensation payable shall be $20,000 per month.

                    In 1998, the Company paid $360,000 for the services rendered by the American Entity.

              f.    Rishon Le-Zion project:

                    During the period from April to November 1998 the Company provided consulting and financial management services to UIC for the acquisition of an Income-Producing Residential property in Rishon Le-Zion and for the achievement of a long-term lease agreement with the Ministry of Absorption in consideration of $1,400,000.

                    The above transaction was reflected in the 1998 financial statements as a related party transaction (see d above).

                    The Company was also engaged to renovate the above property to be executed in 1999 in consideration of $2,500,000.

              g.    Claim against an Israeli Bank:

                    The Company and its principal shareholders filed a claim against an Israeli Bank which failed to finance the winning bid in a tender to acquire a controlling interest in one of the three largest oil, energy and real estate holding company in Israel. As agreed with the principal shareholders, the Company will not participate in legal costs and will be entitled to 5% of the claim results, if any.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 28:-     SUBSEQUENT EVENTS

              a.  Loan to UIC:

                  On March 25, 1999, the Company has granted to UIC a loan of $3,000,000 bearing interest of the Libor and payable in March 2004. The loan is secured by a guarantee of UIC's foreign subsidiary, by a lien on shares of STIPULA in which UIC's foreign subsidiary is holding 50% interest and by a floating charge on UIC's assets.

                  UIC is entitled to pre-pay at any time the entire loan or partly without penalty. The Company shall request the early pre-payment under certain events. In this case, the Company will be entitled to convert the loan into ordinary shares of UIC at the rate of one ordinary share for one dollar.

              b. Allotment of 850,000 Class A Ordinary shares:

                  On May 4, 1999 the Board of Directors decided that the Company will issue 850,000 Class A Ordinary shares as a private placement at a price per share equal to $ 1 per share. The shares will be issued as soon as practicable and will be registered for trading within 120 days of the date hereof.

              c.  Merger:

                  On May 20, 1999 the Company and Internet Cable Corporation ("ICC"), a broadband internet provider, announced the execution of a memorandum of understanding pursuant to which the shareholder of ICC will exchange their stock for stock in a new US holding company to be formed by the Company and to be called Internet Cable Corporation.

                  The Shareholders of ICC, after giving effect to this transaction, will own approximately 59% of issued and outstanding common stock of the Company and, in addition, will receive warrants to purchase our additional 8 million shares exercisable at $2.375.

                  The transaction is subject to, among other things, appropriate due diligence, execution of definitive agreements, approval of both board of directors and shareholders meeting and fairness opinion letters. The memorandum of understanding has been presented to and approved by the board of directors of ICC and the Company.

              d.  Option to Engel

                  On June 30, 1999, the Company has granted to Engel the option to acquire the entire shares or partly of a subsidiary which owned the Income-Producing Residential Property which will contain approximately 200 studio apartments (See note 13). The consideration was not negotiated. The option is valid for 90 days until September 30, 1999.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

              e.  Issuance of shares related to the Merger

                  In May 1999 the Company entered into an agreement with consultants for the financial advisory services in connection with the Company's proposed merger with ICC, pursuant to which the consultants will be issued additional 34,783 Class A Ordinary Shares upon the occurrence of certain events, in addition to 26,087 Class A Ordinary Shares issued in May 1999.

                  In June 1999 the Company entered into an agreement with an unrelated company, which initiated the merger transaction between the Company and ICC, pursuant to which 200,000 Class A Ordinary Shares will be issued to such unrelated company upon consummation of the merger.


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

                  2. Revenue recognition:

                     According to the Israeli GAAP, the Company recognizes revenue as follows:

                     a)  Completed contract method

                         Revenue from  projects  built for sale is recognized on
                         the  completed   contract   method  when  both  of  the
                         following conditions have been met:
                         - at least 90% of the project has been completed, and
                         - at least  75% of the  units in the  project  have
                           been sold.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 29:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON THE (continued)

                          Under the U.S. GAAP the completed contract accounting is acceptable:

                         -When  financial  position  and  results of  operations
                          would not differ significantly from those that would result from using percentage-of-completion accounting.

                         -When there are inherent  hazards  relating to contract
                          conditions or general factors that would raise questions about a company's ability to accurately estimate a contract.

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

                     According to U.S. GAAP, the percentage-of-completion method is applicable when all of these conditions are met:

                     -  The contractor can  make reasonably dependable estimates
                     -  The  contract  includes  provision  that  specify  both
                        parties'   enforceable   rights   regarding  goods  and
                        services to be provided as received, consideration to be exchanged, and the manner and terms of settlements.
                     - Both buyer and contractor can be expected to satisfy their obligation under the contract terms.

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

                     The percentage-of-completion is also applicable if individual units in condominium projects are being sold separately and all following criteria are met:
                     -  Construction    is    beyond   a   preliminary    stage
                     (construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation and completion of the building foundation are incomplete).
                     - The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.
                     - Sufficient units have already been sold to assure that the entire property will not revert to rental property.
                     -  Sales prices are collectible.
                     - Aggregate sales proceeds and costs can be reasonably estimated.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

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

                     The Company attained in 1997 all of the earnings thresholds required for such release of all Performance shares. The compensation expense was calculated on the basis of the market price of the Company's stock as of December 31, 1997.

                  5. Consideration of Foreign subsidiaries

                     Under Israeli GAAP, the results of operations for the year are translated into NIS at the rate of exchange prevailing at the end of the year for each foreign currency.

                     Under U.S. GAAP, such translation into NIS is calculated using the annual average rate of exchange for each foreign currency.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

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

                  8. Extraordinary item

                     Under Israeli GAAP, the authorization of Bridge notes issuance costs is included in financial expenses.

                     Under U.S. GAAP the above amortization  should be presented
                     as  an  extraordinary   item  and  the  1997  figures  were
                     reclassified.

                  9. Comprehensive income

                     Comprehensive income included all transactions, events and circumstances that cause a change in equity from sources other than investments by owners or distribution to owners.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 29: -  EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON
              THE FINANCIAL STATEMENTS (continued)

              b. The effect of the material differences between the Israeli and the U.S. GAAP of the above mentioned items on the financial statements is as follows:

                  1.     On consolidated statements of income.

                                                                                  For the year ended December 31,
                                                                    -------------------------------------------------------------
                                                                       1996           1997            1998             1998
                                                                    ------------   ------------    -----------    ---------------
                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                    (Note 2b)
                                                                                  Adjusted NIS                        U.S. $
                                                                    ------------------------------------------    ---------------
                                                                             (In thousands, except earnings per share)

                           Net income as reported,
                             according to the Israeli GAAP                  53         25,209          2,443               587
                           Unrealized gain on marketable
                             securities                                   (107)          (201)           305                73
                           Estimated earnings on projects beyond
                             a preliminary stage and less 25% of
                             the construction wage                         287            479           (888)             (213)
                           Compensation expense related to
                             performance shares released                     -        (30,650)             -                 -
                           Reclassification of amortization of
                             Bridge notes issuance costs                     -            916              -                 -
                           Adjustments from foreign currency
                              translation                                    -              -             28                 7
                                                                    ------------   ------------    -----------    ---------------

                           Net income (loss) according to the U.S.
                             GAAP before extraordinary items               258         (4,247)         1,888               454
                           Extraordinary item:
                           Amortization of Bridge Notes issuance
                             costs                                           -           (916)             -                 -
                                                                    ============   ============    ===========    ===============
                           Net income (loss) according to the
                             U.S .GAAP                                     258         (5,163)         1,888               454
                                                                    ============   ============    ===========    ===============
                           Basic earnings (loss) per ordinary share:
                           As reported, according to the Israeli
                             GAAP                                          0.02           4.94           0.46               0.11
                                                                    ============   ============    ===========    ===============
                           As per the U.S. GAAP
                           Income (loss) before extraordinary
                             item                                          0.76        (0.84)           0.36                0.09
                           Extraordinary item                            -             (0.18)          -                       -
                                                                    ------------   ------------    -----------    ---------------
                           Net income (loss)                            0.76           (1.02)           0.36                0.09
                                                                    ============   ============    ===========    ===============
                           Weighted average number of shares
                             outstanding under the U.S. GAAP          340,000       5,085,754       5,300,000           5,300,000
                                                                    ============   ============    ===========    ===============

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 29: -  EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON
              THE FINANCIAL STATEMENTS (continued)

              2. On Balance Sheet Items.

                                                             December 31, 1997                 December 31, 1998        December 31,
                                                                                                                             1998
                                                  -----------------------------------  ------------------------------  -------------
                                                                                                                        Convenience
                                                     As                   As per        As                    As per    translation
                                                  reported  Adjustment  U.S. GAAP   Reported   Adjustment   U.S. GAAP   (Note 2b)
                                                  --------  ----------  ---------   --------   ----------   ----------  ------------
                                                                            Adjusted NIS (In thousands)                    U.S.$
                                                  --------------------------------------------------------------------  ------------

     Cost and estimated earnings in excess of
      billings on uncompleted contracts (1)         17,963       (153)     17,810      15,235       (81)     15,154        3,643
     Severance pay funds (2)                             -        214         214           -       211         211           51
     Total assets                                  160,014         61     160,075     271,385       130     271,515       65,268
     Billings in excess of costs and estimated
      earnings on uncompleted contracts (1)          3,427       (764)      2,663         598         -         598          144
     Severance pay liability (2)                        85        214         299         182       211         393           95
     Share capital and Paid-in capital (3)          36,765     30,650      67,415      36,765    30,650      67,415       16,206
     Unrealized gain on marketable securities            -        308         308           -        13          13            3
     Accumulative foreign currency translation
       adjustments (4)                                   -          -           -       3,103       (28)      3,075          739
     Retained earnings (accumulated loss)           24,148    (30,347)     (6,199)     26,591   (30,716)     (4,125)        (992)
     Total Shareholders' Equity                     60,913        611      61,524      66,459       (81)     66,378       15,956

   (1) Recognition of estimated earnings on projects beyond a preliminary stage, but not beyond the completion of 25% of those projects.

   (2) Amounts invested with severance pay funds shown separately.

   (3) Compensation expense related to performance shares released.

   (4) Adjustment of foreign currency translation.

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 29: -  EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON
            THE FINANCIAL STATEMENTS (continued)

              3. Additional disclosure regarding comprehensive income:

                  a. Comprehensive income

                                                                                For the year ended December 31,
                                                               ------------------------------------------------------------------
                                                                   1996             1997            1998              1998
                                                               -------------    -------------    ------------    ----------------
                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                    (Note 2b)
                                                                               Adjusted NIS                           U.S.$
                                                               ----------------------------------------------    ----------------
                                                                                        (In thousands)
                       Net income (loss) according to
                         U.S. GAAP                                     258          (5,163)            1,888               454
                                                               -------------    -------------    ------------    ----------------
                       Other comprehensive income, after tax:
                       Adjustments from translations of
                         financial statements of investees               -               -               (28)               (7)
                       Unrealized gains from security                  107             201              (305)              (73)
                       Related tax effect allocated to other
                         comprehensive income                            -               -               100                 -
                                                               -------------    -------------    ------------    ----------------
                       Total other comprehensive income,
                         after tax                                     107             201              (233)              (80)
                                                               -------------    -------------    ------------    ----------------
                       Total comprehensive income (loss)               365          (4,962)            1,655               374
                                                               =============    =============    ============    ================

                  b. Related tax effects  allocated  to each  component  of other comprehensive income:

                                                                                                Tax
                                                                        Before-tax            benefit          Net-of-tax
                                                                          amount             (expense)           amount
                                                                       --------------      --------------     --------------
                                                                                    Adjusted NIS in thousands
                                                                       -----------------------------------------------------
                       For the year ended 1998:
                       ------------------------
                       Foreign currency translation adjustments                (28)                 10                (18)
                                                                       --------------      --------------     --------------
                       Unrealized holding gains arising during
                         the period                                             13                  (4)                 9
                       Less: reclassification adjustment for gains
                         realized in net income                               (318)                 94               (224)
                                                                       --------------      --------------     --------------
                       Net unrealized gains                                   (305)                 90               (215)
                                                                       --------------      --------------     --------------
                       Other comprehensive income                             (333)                100               (233)
                                                                       ==============      ==============     ==============

                                       F-56

           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 29: -  EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON
            THE FINANCIAL STATEMENTS (continued)

              b. Related tax effects allocated to each component of other comprehensive income (continued)

                                                                                                 Tax
                                                                        Before-tax            benefit          Net-of-tax
                                                                          amount             (expense)           amount
                                                                       --------------      --------------     --------------
                                                                                    Adjusted NIS in thousands
                                                                       -----------------------------------------------------
                       For the year ended 1997:
                       -----------------------
                       Foreign currency translation adjustments                  -                   -                  -
                                                                       --------------      --------------     --------------
                       Unrealized holding gains arising during
                       the period                                              308                   -                308
                       Less: reclassification adjustment for gains
                       realized in net income                                 (107)                  -               (107)
                       Net unrealized gains                                    201                   -                201
                                                                       --------------      --------------     --------------
                       Other comprehensive income                              201                   -                201
                                                                       ==============      ==============     ==============

                                                                                                Tax
                                                                        Before-tax            benefit          Net-of-tax
                                                                          amount             (expense)           amount
                                                                       --------------      --------------     --------------
                                                                                    Adjusted NIS in thousands
                                                                       -----------------------------------------------------
                       For the year ended 1996:
                       -----------------------
                       Foreign currency translation adjustments                  -                   -                  -
                                                                       --------------      --------------     --------------
                       Unrealized holding gains arising during
                       the period                                              107                   -                107
                       Less: reclassification adjustment for gains
                       realized in net income                                    -                   -                  -
                       Net unrealized gains                                    107                   -                107
                                                                       --------------      --------------     --------------
                       Other comprehensive income                              107                   -                107
                                                                       ==============      ==============     ==============


           GENESIS DEVELOPMENT AND CONSTRUCTION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 29: -  EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON
              THE FINANCIAL STATEMENTS (continued)

              c. Accumulated other comprehensive income balances:

                                                                                                Accumulated
                                                                   Foreign      Unrealized         other
                                                                   currency      gains on      comprehensive
                                                                    items       securities        income
                                                                 ------------- -------------- ----------------
                                                                           Adjusted NIS in thousands
                                                                 ---------------------------------------------

                    Balance (deficit) as of January 1, 1996:               -             -              -
                      Current period change                                -           107            107
                                                                      ----------   -----------    -----------
                    Balance (deficit) as of December 31, 1996:             -           107            107
                      Current period change                                -           201            201
                                                                      ----------   -----------    -----------
                    Balance (deficit) as of December 31, 1997:             -           308            308
                    Current period change                                (18)         (215)          (233)
                                                                      ----------   -----------    -----------
                    Balance (deficit) as of December 31, 1998            (18)           93             75
                                                                      ==========   ===========    ===========




              4. Additional disclosure regarding marketable securities:

                  The following is a summary of available-for-sale securities as presented on December 31, 1998 pursuant to provisions of FASB Statement No. 115:



                                                                                As reported                 As reported
                                                                     Gross        in these                    in these
                                                                   unrealized    financial     Estimated     financial
                                                        Cost          gain       statements    fair value    statements
                                                       ------      ----------   ------------   ----------  ------------
                                                                                                            Convenience
                                                                                                            translation
                                                                                                             (Note 2b)
                                                                        Adjusted NIS                             U.S. $
                                                       --------------------------------------------------   ------------
                                                                       (In thousands)
                    Available-for-sale
                    securities:
                      Short-term debentures                131              (9)          322           322            77
                      Shares                               132              22           154           154            37
                                                       -------          ------       -------        ------         -----
                                                           463              13           476           476           114
                                                       =======          ======       =======        ======


                                 EXHIBIT INDEX



Exhibit Number      Description                   Sequential Page No.
-------------       -----------                   -------------------


10.1                Employment Agreement

10.2                General Managers Option Plan

23(a)               Consent of Independent Auditors